EXHIBIT 2.3
                                                                    -----------


                     IN THE UNITED STATES BANKRUPTCY COURT
                     FOR THE SOUTHERN DISTRICT OF GEORGIA
                               SAVANNAH DIVISION

In re:                                       )        Case No. 05-40129
                                             )
FRIEDMAN'S INC., et al.,                     )        (Jointly Administered)
                                             )        Chapter 11
                                             )
                  Debtors.                   )        Hon. Lamar W. Davis, Jr.


                       DISCLOSURE STATEMENT WITH RESPECT
             TO THE FIRST AMENDED JOINT PLAN OF REORGANIZATION OF
                    FRIEDMAN'S INC. AND CERTAIN AFFILIATES,
                       DEBTORS AND DEBTORS-IN-POSSESSION



John Wm. Butler, Jr.                   Kathleen Horne (Ga. Bar No. 367456)
George N. Panagakis                    Matthew E. Mills (Ga. Bar No. 509718)
Mark A. McDermott                      INGLESBY, FALLIGANT, HORNE,
SKADDEN, ARPS, SLATE, MEAGHER              COURINGTON & CHISHOLM, P.C.
    & FLOM LLP                         17 West McDonough Street, P.O. Box 1368
333 West Wacker Drive                  Savannah, Georgia 31402-1368
Chicago, Illinois  60606-1285          (912) 232-7000
(312) 407-0700

Attorneys for Debtors and Debtors-in-Possession

Dated: September 19, 2005
        Savannah, Georgia

         THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT (THE "DISCLOSURE STATEMENT") IS INCLUDED HEREIN FOR PURPOSES OF SOLICITING ACCEPTANCES OF THE FIRST AMENDED JOINT PLAN OF REORGANIZATION OF FRIEDMAN'S INC. AND CERTAIN AFFILIATES, DEBTORS AND DEBTORS-IN-POSSESSION (THE "PLAN") AND MAY NOT BE RELIED UPON FOR ANY PURPOSE OTHER THAN TO DETERMINE HOW TO VOTE ON THE PLAN. NO PERSON MAY GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS, OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DISCLOSURE STATEMENT, REGARDING THE PLAN OR THE SOLICITATION OF ACCEPTANCES OF THE PLAN.

         ALL CREDITORS ARE ADVISED AND ENCOURAGED TO READ THIS DISCLOSURE STATEMENT AND THE PLAN IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THE PLAN. PLAN SUMMARIES AND STATEMENTS MADE IN THIS DISCLOSURE STATEMENT ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE PLAN AND THE EXHIBITS ANNEXED TO THE PLAN AND THIS DISCLOSURE STATEMENT. THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE ONLY AS OF THE DATE HEREOF, AND THERE CAN BE NO ASSURANCE THAT THE STATEMENTS CONTAINED HEREIN WILL BE CORRECT AT ANY TIME AFTER THE DATE HEREOF. IN THE EVENT OF ANY CONFLICT BETWEEN THE DESCRIPTION SET FORTH IN THIS DISCLOSURE STATEMENT AND THE TERMS OF THE PLAN, THE TERMS OF THE PLAN SHALL GOVERN.

         THIS DISCLOSURE STATEMENT HAS BEEN PREPARED IN ACCORDANCE WITH
SECTION 1125 OF THE UNITED STATES BANKRUPTCY CODE AND RULE 3016(b) OF THE FEDERAL RULES OF BANKRUPTCY PROCEDURE AND NOT NECESSARILY IN ACCORDANCE WITH FEDERAL OR STATE SECURITIES LAWS OR OTHER NON-BANKRUPTCY LAW. THIS DISCLOSURE STATEMENT HAS BEEN NEITHER APPROVED NOR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE STATEMENTS CONTAINED HEREIN. PERSONS OR ENTITIES TRADING IN OR OTHERWISE PURCHASING, SELLING OR TRANSFERRING SECURITIES OR CLAIMS OF FRIEDMAN'S INC. OR ANY OF ITS SUBSIDIARIES AND AFFILIATES SHOULD EVALUATE THIS DISCLOSURE STATEMENT AND THE PLAN IN LIGHT OF THE PURPOSE FOR WHICH THEY WERE PREPARED.

         AS TO CONTESTED MATTERS, ADVERSARY PROCEEDINGS AND OTHER ACTIONS OR THREATENED ACTIONS, THIS DISCLOSURE STATEMENT SHALL NOT CONSTITUTE OR BE CONSTRUED AS AN ADMISSION OF ANY FACT OR LIABILITY, STIPULATION OR WAIVER, BUT RATHER AS A STATEMENT MADE IN SETTLEMENT NEGOTIATIONS. THIS DISCLOSURE STATEMENT SHALL NOT BE ADMISSIBLE IN ANY NON-BANKRUPTCY PROCEEDING NOR SHALL IT BE CONSTRUED TO BE CONCLUSIVE ADVICE ON THE TAX, SECURITIES, OR OTHER LEGAL EFFECTS OF THE PLAN AS TO HOLDERS OF CLAIMS AGAINST, OR EQUITY INTERESTS IN, FRIEDMAN'S INC. OR ANY OF ITS SUBSIDIARIES AND AFFILIATES, DEBTORS AND DEBTORS-IN-POSSESSION IN THESE CASES.

                             I. EXECUTIVE SUMMARY

         The following discussion provides a general overview of the matters described herein and is qualified in its entirety by, and should be read in conjunction with, the more detailed discussions, information, and financial statements and notes appearing elsewhere in this Disclosure Statement and the First Amended Joint Plan of Reorganization of Friedman's Inc. and Certain Affiliates, Debtors and Debtors-in-Possession (the "Plan"). All capitalized terms not defined in this Disclosure Statement have the meanings ascribed to such terms in the Plan.

         This Disclosure Statement contains, among other things, descriptions and summaries of provisions of the Plan being proposed by Friedman's Inc. ("Friedman's" or the "Company") and seven of its subsidiaries and affiliates (the "Affiliate Debtors"), debtors and debtors-in-possession (collectively, the "Debtors"), as filed on September 19, 2005 with the United States Bankruptcy Court for the Southern District of Georgia, Savannah Division (the "Bankruptcy Court").

         Certain of Friedman's affiliates are not debtors in these Chapter 11 cases, including Cougar Reinsurance Company. Such non-debtor affiliates therefore are not impacted by the Plan to the same extent as are Friedman's and the Affiliate Debtors. Certain provisions of the Plan, and thus the descriptions and summaries contained herein, may be the subject of continuing negotiations among the Debtors and various parties, have not been finally agreed upon, and may be modified. Such modifications, however, will not have a material effect on the distributions contemplated by the Plan.

         A copy of the Plan is annexed hereto as Appendix A. A liquidation analysis showing likely recoveries to creditors under Chapter 7 of the Bankruptcy Code is attached as Appendix B. Pro forma financial projections for the reorganized company for the fiscal years 2005 through 2008 are attached as Appendix C. Finally, a reorganization valuation analysis of reorganized Friedman's is attached as Appendix D.

A.      Overview of Friedman's

         Friedman's began in the 1920's as a small, family-owned jewelry retailer called Friedman's Jewelers with its first store located in Savannah, Georgia. At the time of the filing of these cases on January 14, 2005, Friedman's was the third largest jewelry chain in the industry, with approximately 650 stores in 22 southeastern and midwestern states. It currently is the leading operator of fine jewelry stores located in power strip centers, and employs approximately 2,900 associates.

         Friedman's operates in the fine jewelry specialty retail market, serving primarily a middle to lower income customer base. Friedman's has positioned itself as one of the few fine retail jewelers to cater to middle to lower income customers who expect good value on jewelry purchases from a reliable brand. The Company's in-store credit proprietary program is an important part of its value proposition, offering its customer base, which is underserved by most national retailers due to these customers' credit profiles, a way of making fine jewelry purchases available and more affordable. Indeed, in 2004, slightly more than half of Friedman's total sales were purchased using proprietary credit.

         Friedman's need to restructure its business through a Chapter 11 reorganization proceeding arose due to the combined effects of a number of factors. The Company experienced explosive growth in the 1990's. However, the lack of coherent and well- integrated long-range planning during this period of growth resulted in a number of operational deficiencies, including an inadequate infrastructure as well as many poorly- placed stores that consistently underperformed. In the fall of 2003, the Securities and Exchange Commission (the "SEC") and the United States Attorneys' Office for the Eastern District of New York ("USAO") announced investigations of Friedman's arising out of a lawsuit filed by Capital Factors alleging that Friedman's and other retail jewelers had conspired to defraud Capital Factors.

         Friedman's troubles grew by November 2003 when the Company announced that it had understated its reserves for doubtful accounts in previously issued financial statements, and also announced the need to restate such statements for the fiscal years ended 2000, 2001, and 2002 and for the first three quarters of 2003. Within two months, the Company's chief executive officer and chief financial officer left, leaving a void in senior management that was not filled permanently until late June 2004. Also during this time period, the fall of 2003, the SEC and USAO expanded their investigations to include alleged accounting irregularities.

         During this same period, the Company's liquidity began to be constrained. Specifically, beginning in the fall of 2003, the Company's senior secured lenders implemented various borrowing reserves pursuant to Friedman's senior secured credit facility that limited the availability of funds that Friedman's could borrow under such facility. During 2004, the lenders increased the extent of these reserves, culminating in reserves of $45 million by June 2004, to account for additional contingencies the Company faced. These reserves further limited Friedman's ability to access the working capital necessary to operate its business and created significant liquidity issues for the Company.

         The depth of the negative effects on the business caused by these matters cannot be overstated. In particular, the investigations being conducted by the SEC and USAO into possible criminal matters created an immense cloud over the business that severely hurt vendor confidence. The events that gave rise to these investigations, including an overly aggressive customer credit policy that led to material mis-statements in public financial statements about the amount of reserves for doubtful customer accounts, created widespread concern about the stability of the company's finances and operations. This concern, and the resultant loss of credibility in the financial markets, had been further exacerbated by the company's share structure, under which public shareholders who owned the company's class A common stock had the authority to choose only 25% of the company's boards, whereas holders of the class B common stock, indirectly controlled by Mr. Phillip Ean Cohen, had the power to select 75% of the board. As described in more detail below, this share structure arguably allowed decisions to be made whereby tens of millions of dollars of Friedman's value was transferred to another entity also controlled by Mr. Cohen, Crescent Jewelers, which is now the subject of its own Chapter 11 proceedings pending in California.

         In any event, in May 2004, the Company's board of directors was substantially reconstituted, resulting in all but one of the directors being new to the board. At all relevant times thereafter, the majority of the board was comprised of independent directors. One of the new board's first significant steps was to hire Sam Cusano as chief executive officer and C. Steven Moore as chief administrative officer and general counsel, both of whom had significant Chapter 11 experience in such capacities with another retailer, Service Merchandise Company, which also sold jewelry, among other retail goods. When Mr. Cusano and Mr. Moore first arrived at Friedman's in the summer of 2004, they were confronted with a host of issues, requiring immediate attention.

         On the business front, these issues included severe liquidity constraints and an absence of audited financial statements. The reserves instituted by Friedman's secured lenders created liquidity constraints that prevented Friedman's from paying, among others, its merchandise vendors since at least May 2004, causing such vendors to begin to restrict shipments of merchandise (or, in some instances, cease such shipments altogether). Operationally, even after Mr. Cusano and Mr. Moore joined the Company, Friedman's was functioning without several other key senior management team members, including a chief financial officer and, shortly thereafter, a chief merchandising officer. Management also soon realized that the Company lacked an adequate corporate infrastructure to allow it to address the issues the Company faced in its efforts to restructure its operations. As referred to above, Friedman's was in the midst of a multitude of legal issues, including SEC regulatory issues and investigations by the USAO, complaints from attorneys general in many states, and shareholder derivative, shareholder class action, and other litigation.

         With respect to the core business issues, the new senior management team executed several initiatives in an effort to stabilize the Company's affairs. Significantly, in order to obtain additional liquidity, on September 7, 2004, Friedman's entered into an amended and restated credit agreement which provided a Tranche A revolving loan of up to $67.5 million and a Tranche B term loan of $67.5 million. In conjunction therewith, Friedman's organized a committee of its vendors (the "Unofficial Committee") and agreed to pay, on behalf of this Unofficial Committee, legal fees incurred by the Unofficial Committee as it assisted the Company's restructuring efforts. The Unofficial Committee, after signing confidentiality agreements, was given information to enable it to assess the Company's situation and provide input regarding how to best proceed with restructuring Friedman's As a result of this collaborative effort, the Company negotiated and executed, with many of its trade vendors, a secured trade credit program providing for the immediate standstill and eventual repayment of amounts outstanding and the reinstatement of merchandise shipments. As a result of these initiatives, vendors began shipping merchandise to Friedman's for the 2004 holiday season.

         Unfortunately, these efforts did not avoid Chapter 11. Inventory shipments during the 2004 holiday season were later than expected, leading to lower than planned sales. In addition, tighter credit practices implemented by the Company also contributed to reduced sales. Largely as a result of these two factors, the lower sales resulted in covenant defaults under the amended and restated credit agreement. Ultimately, the Company's Chapter 11 filing was prompted by limitations imposed on funding by the lenders under the revolving loan facility beginning on January 11, 2005 following the lenders' decision not to agree to further amended financial covenants. As a result of the funding limitations, Friedman's was unable to satisfy all of its cash requirements in the ordinary course of business. After the lenders declined both the written requests of the Company and the Unofficial Committee to resume ordinary course funding, the Company received a notice of program default under the vendor program on January 14, 2005. The program default permitted the Company's vendors to discontinue shipments to Friedman's and retain their interests in the trade creditor lien earlier granted by the Company to the vendors. The Company filed Chapter 11 later that same day.

B.      Overview of Operational Restructuring

         In light of the foregoing events, Friedman's concluded that Chapter 11 reorganization would afford the Company the best, and likely the only, opportunity for restructuring its affairs and for developing and implementing a long-term, go-forward, retail business strategy. To this end, since the commencement of these cases, Friedman's and its advisors have worked to implement a number of key initiatives designed to turnaround the Company's affairs. Friedman's believes that it has accomplished or will accomplish prior to emergence from Chapter 11 nearly all of the actions which it required Chapter 11 to address, including, among other things, elimination of unprofitable stores and leases, improvement of store operations and inventory management, re-establishment of vendor relations, and the restructuring of its balance sheet.

         To this end, Friedman's has reduced its total number of stores from approximately 700 in 2004 to approximately 480 as of the date of this Disclosure Statement. This total reduction includes the closure of approximately 60 stores as part of Friedman's 2004 store rationalization process, plus approximately 160 as part of Friedman's 2005 store rationalization process. Friedman's also utilized the store closing process to liquidate aged and clearance inventory. Friedman's asset and store rationalization strategies have been complemented by several business initiatives designed to attract customers, consolidate vendor support, and increase sales and balance gross margins, including a retail strategy that is centered on quality merchandise and customer relationships rather than predominantly the sale of credit and related programs, together with a 2005 trade vendor program designed to ensure timely receipt of merchandise in anticipation of the 2005 holiday season. The Company also has undertaken a number of operational restructuring initiatives designed to centralize management functions and implement company-wide policies and procedures, both of which will improve efficiencies and centralize decision-making authority within the Company.

         Friedman's asset rationalization and optimization strategies, along with the other business initiatives implemented throughout these Chapter 11 Cases, have begun to bear positive results, including stabilization of the business and improved liquidity. Although Friedman's has accomplished many important goals through the tools afforded by Chapter 11, Friedman's believes that the prospects for further operational improvement will be best achieved outside of Chapter 11. There are continued costs of remaining in Chapter 11 that Friedman's believes warrant emergence at this time, including the administrative costs of the Chapter 11 process and the continued diversion of management time by the Chapter 11 proceedings.

C.      Summary of the Plan of Reorganization

         Set forth below is a brief summary of the structure of the Plan. The effectiveness of the Plan, and thus the consummation of the distributions provided for in the Plan, is subject to a number of conditions precedent. There can be no assurances that these conditions will be satisfied. In addition, the Debtors have reserved the right to amend or modify the Plan as to any particular Debtor.

         Under the Plan, Harbert Distressed Investment Master Fund, Ltd. ("Harbert") has agreed to serve as plan investor in support of Friedman's emergence from Chapter 11. Harbert is a large fund that invests in troubled companies. Harbert has invested significant amounts in Friedman's capital structure, and has agreed to invest significant additional amounts in the Company under the Plan. Specifically, Harbert has acquired certain disputed claims of Friedman's prepetition lenders that will be allowed under the Plan in the amount of $1.9 million, plus interest. Additionally, Harbert has acquired participation interests in approximately $63.4 million face amount of prepetition claims previously held by vendors pursuant to Friedman's prepetition trade vendor program. Harbert also has acquired a $25.5 million term loan under Friedman's debtor-in-possession financing facility. Finally, Harbert will provide additional funding upon the effective date of the Plan to assist Friedman's in reorganizing its affairs.

         Under the Plan, in consideration of the foregoing claims and other investments, Harbert will receive substantially all of the stock of Reorganized Friedman's. Harbert has represented to Friedman's that subsequent to the commencement of Friedman's Chapter 11 Cases, Harbert acquired approximately 3,921,000 shares of Friedman's Class A Common Stock and 3,000,000 warrants. However, Harbert will not receive any consideration under the Plan on account of these equity interests. The funds to be provided by Harbert upon the effective date of the Plan, plus certain other sources of funding available to Friedman's, will be utilized to pay costs in connection with Friedman's Chapter 11 Cases and to provide funding, in the amount of $8,000,000 (subject to the adjustments set forth in Article 1.137 of the Plan). Friedman's believes that it has claims against certain former directors, officers, and other parties on account of various prepetition conduct described in this Disclosure Statement. Under the Plan, a trust will be established for the limited purpose of pursuing such claims. Any recoveries from claims brought by the trust will be distributed to holders of unsecured creditors.

         The Official Unsecured Creditors' Committee (the "Creditors' Committee"), which serves as fiduciary for the benefit of all unsecured creditors, supports the Plan and encourages all creditors to vote in favor of the Plan.

D.      Summary of Treatment of Claims and Interests Under the Plan

         The Plan constitutes a joint plan of reorganization providing for the substantive consolidation of the Debtors' estates for distribution purposes. The Plan contains separate classes for holders of claims against and interests in the Debtors. The table below summarizes the classification and treatment of the principal prepetition claims and interests in the Plan. As required by the Bankruptcy Code, administrative claims and priority tax claims are not classified. The classification and treatment for all classes are described in more detail in Section VII of this Disclosure Statement.

         The table below also sets forth the Debtors' estimates of the amount of claims that ultimately will become allowed in each class based upon review by the Debtors of all claims scheduled by the Debtors, consideration of the provisions of the Plan that affect the allowance of certain claims, and a general estimate of the amount by which allowed claims ultimately may exceed the amount of claims scheduled by the Debtors. The table below also includes an estimated percentage recovery for holders of claims in each class. For purposes of estimating the percentage recoveries, the new common stock to be issued pursuant to the Plan was assumed to be valued as provided for in the valuation analysis attached hereto as Appendix D. The estimated percentage recoveries set forth below that are based upon distributions of new common stock were calculated using the mid-point of the valuation ranges.

         The Debtors, with the assistance of their financial advisors, considered other plan alternatives and approached other potential plan investors as part of their efforts to obtain the highest and best value for the benefit of their stakeholders. Based upon such efforts, the Debtors concluded that the terms contemplated in the Plan, including those related to Harbert as plan investor, are the highest and best available under the circumstances.

         The Debtors' investment banker, Jefferies & Co., Inc. ("Jefferies"), performed a valuation of reorganized Friedman's and the new common stock based on information and financial projections provided by the Debtors. The valuation assumptions include, among other things, an assumption that the results projected for reorganized Friedman's will be achieved in all material respects. However, no assurance can be given that the projected results will be achieved. To the extent that the valuation assumptions are dependent upon the achievement of the results projected by the Debtors, the valuation assumptions must be considered speculative. The valuation assumptions also consider, among other matters, (i) market valuation information concerning certain publicly traded securities of certain other companies that are considered relevant, (ii) certain general economic and industry information considered relevant to the business of the reorganized Debtors, and (iii) such other investigations and analyses as were deemed necessary or appropriate. The Debtors and Jefferies believe these valuation assumptions are reasonable.

         The valuation excludes certain other assets and potential liabilities of the Debtors. For instance, Jefferies did not value (and, thus, did not include in the valuation): (A) the claims that Friedman's has asserted against Crescent Jewelers in connection with Crescent Jewelers' Chapter 11 cases pending in the United States Bankruptcy Court for the Northern District of California, Oakland Division; (B) the potential cash proceeds of federal income tax refunds that Friedman's or reorganized Friedman's may receive or any potential amounts payable to the United States as a result of federal income tax claims; (C) any net operating loss carry forwards to which the Debtors or Reorganized Debtors may be entitled under applicable tax laws; or
(D) any proceeds that the Debtors or Reorganized Debtors may receive pursuant to a transaction involving the Company's credit receivables. For purposes of calculating estimated recoveries, the following table also does not give effect to the recoveries, if any, on account of claims of the Debtors on account of the stewardship and related investigations. The anticipated recovery on account of these matters is unknown and, therefore, is not included in the valuation performed by Jefferies.


Class Description              Treatment Under Plan
-----------------              --------------------
Class 1 - Lender Claims        A lender claim consists of any claim against Friedman's or its affiliates arising out of that certain amended and restated credit agreement entered into by Friedman's and its affiliates on September
                               7, 2004, as thereafter modified.  That credit agreement provided
                               Friedman's a revolving loan facility of up to $67.5 million, plus a term loan facility of another $67.5 million.  These loans were secured by liens on substantially all the Debtors' assets.  During the Chapter 11 cases, the Debtors repaid in full all amounts outstanding under the revolving loan facility, plus all principal and certain fees outstanding with respect to the term loan, utilizing proceeds of the Debtors'
                               postpetition, debtor-in-possession financing facility.  However, there were certain additional claims asserted against the Debtors by Jewelry
                               Investors II,eL.L.C., the holder of the term loan.  These claims, all of which the Debtors disputed, were in excess of $13 million and were based on claims for liquidated damages, a prepayment premium, and additional amounts.  The Debtors and the Creditors' Committee filed a joint objection to these claims.  Ultimately, the parties resolved this dispute by agreeing to allow the claim in a significantly reduced amount equal to $1.9 million, plus interest.  Harbert purchased this claim for a confidential cash payment.  Under the Plan, the claim will be converted into shares of the new common stock of reorganized
                               Friedman's.

                               Estimated Amount of Claim:                  $1.9 million
                               Estimated Percentage Recovery:              100%

Class 2 - Other Secured        Other secured claims are other claims secured by liens on property in
Claims                         which Friedman's or its affiliates have an interest.  Friedman's believes that these claims consist primarily of (i) a real estate mortgage on its headquarters building and (ii) the liens and rights  of
                               Bank of America in certain cash collateral securing the obligations of
                               Friedman's to Bank of America in connection with an outstanding letter of credit issued by Bank of America under the Credit Agreement and certain cash management services Bank of America provides to
                               Friedman's.  Additionally,  there also may be certain real estate tax liens, mechanics' liens, and personal property tax liens that will be honored in the ordinary course of business.  Under the Plan, the legal, equitable, and contractual rights of each other secured claim holder shall be reinstated, which means that the claim holder's rights will be unaltered and that Friedman's will cure outstanding payment defaults.

                               Estimated Amount of Claims:                 $3.37 million
                               Estimated Percentage Recovery:              100%

Class 3 - Other Priority       Other priority claims are primarily claims held by current and former
Claims                         employees for unpaid wages, salaries, bonuses, severance pay, vacation pay, and other unpaid employee benefits.  Upon
                               commencement of the Chapter 11 cases, Friedman's obtained
                               authority from the Bankruptcy Court to pay certain of such amounts in the ordinary course of business.  Friedman's believes that it has in fact paid all or substantially all such amounts, and that there should not be a significant amount of such claims, if any, remaining unpaid.
                               However, in the event there are any valid claims for unpaid amounts,
                               Friedman'sUwill either pay such claims in full in cash or, if necessary, agree with the claim holder to some other mutually agreeable, and no more favorable, compensation arrangement.

                               Estimated Amount of Claims:                 $0
                               Estimated Percentage Recovery:              100%

Class 4(a) - Non-              Program vendor claims are comprised of those claims that arose out of
Participating Program          Friedman's prepetition secured trade vendor program.  Harbert
Vendor Claims                  acquired interests in the great majority of these claims during the
                               Chapter 11 cases.  Under the Plan, Non-Participating Program Vendor
                               Claims are those program vendor claims not purchased by Harbert.
                               Holders of program vendor claims who did not sell their claims to
                               Harbert shall receive a lump-sum cash payment on the effective date of the Plan (or when their claims are allowed, if later) in an amount equal to 75% of the face amount of their claims.

                               Estimated Amount of Claims:                 Approximately $4 million
                               Estimated Percentage  Recovery:             75%

Class 4(b) -                   Program vendor claims are comprised of those claims that arose out of
Participating Program          Friedman's prepetition secured trade vendor program.  Harbert
Vendor Claims                  acquired interests in the great majority of these claims during the
                               Chapter 11 cases.  Under the Plan, Participating Program Vendor
                               Claims are those program vendor claims purchased by Harbert.
                               Harbert, as holder of the Participating Program Vendor Claims, will receive shares of common stock in reorganized Friedman's in exchange for its claims.

                               Estimated Amount of Claims:                      $58.9 million
                               Estimated Percentage Recovery:                   75%

Class 5 - General              General unsecured claims include claims arising as a result of retail
Unsecured Claims               merchandise or services provided by trade vendors or service providers (other than program vendor claims described above);
                               rejection of executory contracts and unexpired leases; the deficiency claims of non-participating program vendors; and litigation claims.
                               While Friedman's cannot predict with certainty the total amount of general unsecured claims that ultimately may be allowed, the company believes that non-program trade vendor and service provider claims likely could be approximately $34 million.  Additionally, the company
                               anticipatesnthatPlease rejection claims in the aggregate amount of approximately $7 million may be filed, although this amount may be reduced on account of landlords' duties to mitigate their damages.
                               Beyond these two categories of claims, a number of contingent, unliquidated claims, many of them based on litigation claims, were filed in these cases.  The company cannot  predict with certainty the total amount of such claims that ultimately may be allowed.  For illustrative purposes only, however, the range of recoveries indicated
                               below assume that litigation claims could be allowed in the aggregate amount of between $20 million and $40 million.  Under the plan, general unsecured creditors will receive their pro rata share of recoveries, if any, on account of certain claims of the estate described herein.  The anticipated recovery on account of these matters is unknown.  An additional $8 million will be allotted to the estate's pursuit of these claims (subject to the adjustments set forth in Article
                               1.137 of the Plan).

                               Illustrative Range of Claims:               $60 million to $80 million
                               Estimated Percentage Recovery:              TBD

Class 6 - AG Claims            An AG claim is a claim held by a state on account of controversies asserted prior to the petition date, including, with respect to the
                               Debtors' historic credit insurance sales practices.  Under the plan, a holder of an AG Claim will receive a pro rata share of the recoveries, if any, on account of certain claims of the estate (as described herein), as if such holder were a member of Class 5.  Holders of AG Claims have the option to elect, however, to receive a pro rata distribution of
                               5% of the recoveries, if any, on account of certain claims of the estate or to participate in a global settlement among all holders of AG claims.  The AG Claims are unliquidated.

                               Range of Claims:                            Unliquidated
                               Estimated Percentage Recovery:              TBD

Class 7 - Intercompany         An intercompany claim is a claim by one or more of Friedman's and
Claims                         its affiliates against other Friedman's affiliates on account of various matters incurred in the ordinary course of business, not including any claims between Friedman's and Crescent Jewelers.  Under the Plan, at
                               the option of Friedman's, intercompany claims may either be reinstated or eliminated.  The ultimate decision will be based upon business planning reasons of the reorganized company and will not affect distributions to other creditors under the Plan.

                               Estimated Amount of Claims:                 N/A
                               Estimated Percentage Recovery:              N/A

Class 8 - Subordinated         Subordinated claims include claims by current or former holders of
Claims                         Friedman's common stock for damages or rescission in connection with the purchase or sale of such stock, including claims asserting that
                               Friedman's historical, public financial statements did not accurately portray Friedman's financial condition.  Subordinated claims also include claims by governmental units for penalties, fines, restitution and disgorgement. Under the Bankruptcy Code, such claims have the same priority as Friedman's common stock. Holders of such claims therefore will not be entitled to receive any property on account of their claims under the Plan.

                               Estimated Amount of Claims:                 N/A
                               Estimated Percentage Recovery:              0%

Class 9 - Interests            Interests include holdings of Friedman's class A and class B common stock, as well as any options, warrants, call rights, puts, awards, or other agreements to acquire such stock.  Under the Plan, all interests will be cancelled, and holders of interests will not receive or retain any property on account of such interests under the Plan.  Subject to certain restructuring transactions, interests held directly or indirectly by Friedman's will be reinstated.

                               Estimated Amount of Interests:              N/A
                               Estimated Percentage Recovery:              0%

        THE DEBTORS AND THE OFFICIAL COMMITTEE OF UNSECURED
CREDITORS (THE "CREDITORS' COMMITTEE") BELIEVE THAT THE PLAN
PROVIDES THE BEST RECOVERIES POSSIBLE FOR THE HOLDERS OF
CLAIMS AGAINST THE DEBTORS, AS APPLICABLE.  THE DEBTORS AND THE
CREDITORS' COMMITTEE STRONGLY RECOMMEND THAT YOU VOTE TO
ACCEPT THE PLAN.


                                               TABLE OF CONTENTS
                                                                                                         PAGE

I.  INTRODUCTION............................................................................................1

II.  BANKRUPTCY PLAN VOTING INSTRUCTIONS AND PROCEDURES.....................................................2
        A.        Definitions...............................................................................2
        B.        Notice to Holders of Claims...............................................................2
        C.        Solicitation Package......................................................................3
        D.        General Voting Procedures, Ballots, and Voting Deadline...................................3
        E.        Questions About Voting Procedures.........................................................4
        F.        Confirmation Hearing and Deadline for Objections to Confirmation..........................4

III.  HISTORY OF THE DEBTORS................................................................................6
        A.        Overview of Business Operations...........................................................6

IV.  PRE-PETITION CAPITAL STRUCTURE OF THE DEBTORS.........................................................12
        A.        Prepetition Credit Facility..............................................................12
        B.        Prepetition Trade Vendor Program.........................................................13
        C.        Equity...................................................................................14

V.  CORPORATE STRUCTURE OF THE DEBTORS.....................................................................15
        A.        Current Corporate Structure..............................................................15
        B.        Board of Directors of Friedman's.........................................................15
        C.        Senior Management of Friedman's..........................................................17
        D.        Friedman's Affiliation with Cougar Reinsurance Company...................................18
        E.        Friedman's Transactions with Crescent Jewelers...........................................19

VI.  THE CHAPTER 11 CASES..................................................................................27
        A.        Events Leading to Commencement of the Chapter 11 Cases...................................27
        B.        Continuation of Business; Stay of Litigation.............................................30
        C.        Summary of Certain Relief Obtained at the Outset of the Chapter 11 Cases.................30
        D.        Authorization to Use Cash Collateral.....................................................32
        E.        Post-Petition Financing..................................................................33
        F.        Other Significant Events During the Chapter 11 Cases.....................................34
        G.        Joint Review Investigation...............................................................44
        H.        Summary of Claims Process and Key Categories of Claims...................................55

VII.  SUMMARY OF THE REORGANIZATION PLAN...................................................................83
        A.        Overall Structure of the Plan............................................................83
        B.        Classification and Treatment of Claims and Interests.....................................86
        C.        Means for Implementation of the Plan.....................................................93
        D.        Unexpired Leases and Executory Contracts................................................100
        E.        Provisions Governing Distributions......................................................104
        F.        Allowance and Payment of Certain Administrative Claims..................................109
        G.        Friedman's Creditor Trust...............................................................112
        H.        Effect of the Plan on Claims and Interests..............................................117

VIII.  CERTAIN FACTORS TO BE CONSIDERED...................................................................123
        A.        General Considerations..................................................................123
        B.        Certain Bankruptcy Considerations.......................................................123
        C.        Business Factors and Competitive Conditions.............................................123
        D.        Seasonal Nature of Business.............................................................125
        E.        Inherent Uncertainty of Financial Projections...........................................125
        F.        Access to Financing and Trade Terms.....................................................126
        G.        Claims Estimations......................................................................126
        H.        Potential Dilution Caused by Options or Warrants........................................127
        I.        Impact of Interest Rates................................................................127

IX.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN..................................................127

X.  FEASIBILITY OF THE PLAN AND THE BEST INTERESTS TEST...................................................135
        A.        Feasibility of the Plan.................................................................135
        B.        Acceptance of the Plan..................................................................136
        C.        Best Interests Test.....................................................................137
        D.        Estimated Valuation of the Reorganized Debtors..........................................138
        E.        Application of the Best Interests Test to the
                  Liquidation Analysis and the Valuation of the Reorganized Debtors.......................138

XI.  CONFIRMATION.........................................................................................139
        A.        Confirmation Without Acceptance of All Impaired Classes:
                  The 'Cramdown' Alternative..............................................................139
        B.        Conditions to Confirmation and/or Consummation of the Plan..............................140
        C.        Waiver of Conditions to Confirmation and Consummation of the Plan.......................141
        D.        Retention of Jurisdiction...............................................................142

XII.  ALTERNATIVES TO CONFIRMATION AND
        CONSUMMATION OF THE PLAN..........................................................................144
        A.        Continuation of the Bankruptcy Case.....................................................144
        B.        Alternative Plans of Reorganization.....................................................144
        C.        Liquidation Under Chapter 7 or Chapter 11...............................................145

XIII.  VOTING REQUIREMENTS................................................................................146
        A.        Parties in Interest Entitled to Vote....................................................147
        B.        Classes Impaired Under the Plan.........................................................148

XIV.  CONCLUSION..........................................................................................149
        A.        Hearing on and Objections to Confirmation...............................................149
        B.        Recommendation..........................................................................149

                                                 APPENDICES

Appendix A            --                    First Amended Joint Plan of Reorganization of
                                            Friedman's Inc. and Certain Affiliates, Debtors and
                                            Debtors-in-Possession

Appendix B            --                    Liquidation Analysis

Appendix C            --                    Pro Forma Financial Projections (2005 - 2008)

Appendix D            --                    Reorganization Valuation Analysis


                                I. INTRODUCTION

         Friedman's Inc. ("Friedman's" or the "Company") and seven of its domestic subsidiaries and affiliates (the "Affiliate Debtors"), debtors and debtors-in-possession (collectively, the "Debtors"), submit this disclosure statement (the "Disclosure Statement") pursuant to Section 1125 of Title 11 of the United States Code, 11 U.S.C. ss.ss. 101-1330 (the "Bankruptcy Code") for use in the solicitation of votes on the First Amended Joint Plan of Reorganization of Friedman's Inc. and Certain Affiliates, Debtors and Debtors-in-Possession (the "Plan") proposed by the Debtors and filed with the United States Bankruptcy Court for the Southern District of Georgia, Savannah Division (the "Bankruptcy Court"), on September 19, 2005. A copy of the Plan is annexed as Appendix A hereto.

         This Disclosure Statement sets forth certain information regarding the Debtors' prepetition operating and financial history, the need to seek Chapter 11 protection, significant events that have occurred during the Chapter 11 Cases, and the anticipated organization and operations of the Reorganized Debtors. This Disclosure Statement also describes terms and provisions of the Plan, including certain alternatives to the Plan, certain effects of confirmation of the Plan, certain risk factors associated with the Plan, and the manner in which distributions will be made under the Plan. In addition, this Disclosure Statement discusses the confirmation process and the voting procedures that Claimholders in Impaired Classes must follow for their votes to be counted.

         FOR A DESCRIPTION OF THE PLAN AND VARIOUS RISK AND OTHER FACTORS PERTAINING TO THE PLAN AS IT RELATES TO HOLDERS OF CLAIMS AGAINST AND INTERESTS IN THE DEBTORS, PLEASE SEE SECTION VII - SUMMARY OF THE
REORGANIZATION PLAN AND SECTION VIII - CERTAIN FACTORS TO BE CONSIDERED.

         THIS DISCLOSURE STATEMENT CONTAINS SUMMARIES OF CERTAIN PROVISIONS OF THE PLAN, CERTAIN STATUTORY PROVISIONS, CERTAIN DOCUMENTS RELATED TO THE PLAN, CERTAIN EVENTS IN THE CHAPTER 11 CASES, AND CERTAIN FINANCIAL INFORMATION. ALTHOUGH THE DEBTORS BELIEVE THAT SUCH SUMMARIES ARE FAIR AND ACCURATE, SUCH SUMMARIES ARE QUALIFIED TO THE EXTENT THAT THEY DO NOT SET FORTH THE ENTIRE TEXT OF SUCH DOCUMENTS OR STATUTORY PROVISIONS. FACTUAL INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT HAS BEEN PROVIDED BY THE DEBTORS' MANAGEMENT, EXCEPT WHERE OTHERWISE SPECIFICALLY NOTED. THE DEBTORS DO NOT WARRANT OR REPRESENT THAT THE INFORMATION CONTAINED HEREIN, INCLUDING THE FINANCIAL INFORMATION, IS WITHOUT ANY MATERIAL INACCURACY OR OMISSION.


         II. BANKRUPTCY PLAN VOTING INSTRUCTIONS AND PROCEDURES

A.       Definitions

         Except as otherwise provided herein, capitalized terms not otherwise defined in this Disclosure Statement have the meanings ascribed to them in the Plan. In addition, all references in this Disclosure Statement to monetary figures refer to United States of America currency unless otherwise expressly provided.

B.       Notice to Holders of Claims

         This Disclosure Statement is being transmitted to certain Claimholders for the purpose of soliciting votes on the Plan and to others for informational purposes. The purpose of this Disclosure Statement is to provide adequate information to enable the holder of a Claim against the Debtors to make a reasonably informed decision with respect to the Plan prior to exercising the right to vote to accept or reject the Plan.

         The Bankruptcy Court approved this Disclosure Statement as containing information of a kind and in sufficient and adequate detail to enable Claimholders that are entitled to vote on the Plan to make an informed judgment with respect to acceptance or rejection of the Plan. THE BANKRUPTCY COURT'S APPROVAL OF THIS DISCLOSURE STATEMENT DOES NOT CONSTITUTE EITHER A GUARANTY OF THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED HEREIN OR AN ENDORSEMENT OF THE PLAN BY THE BANKRUPTCY COURT.

         ALL CLAIMHOLDERS THAT ARE ENTITLED TO VOTE ON THE PLAN ARE ENCOURAGED TO READ THIS DISCLOSURE STATEMENT AND ITS APPENDICES CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING TO VOTE EITHER TO ACCEPT OR TO REJECT THE PLAN. This Disclosure Statement contains important information about the Plan, considerations pertinent to acceptance or rejection of the Plan, and developments concerning the Chapter 11 Cases.

         THIS DISCLOSURE STATEMENT AND THE OTHER MATERIALS INCLUDED IN THE SOLICITATION PACKAGE ARE THE ONLY DOCUMENTS AUTHORIZED BY THE COURT TO BE USED IN CONNECTION WITH THE SOLICITATION OF VOTES ON THE PLAN. No solicitation of votes may be made except after distribution of this Disclosure Statement, and no person has been authorized to distribute any information concerning the Debtors or the Plan other than the information contained herein.

         CERTAIN OF THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT IS BY ITS NATURE FORWARD-LOOKING AND CONTAINS ESTIMATES, ASSUMPTIONS AND PROJECTIONS THAT MAY BE MATERIALLY DIFFERENT FROM ACTUAL, FUTURE RESULTS. Except with respect to the projections set forth in Appendix C attached hereto (the "Projections"), and except as otherwise specifically and expressly stated herein, this Disclosure Statement does not reflect any events that may occur subsequent to the date hereof and that may have a material impact on the information contained in this Disclosure Statement. Neither the Debtors nor the Reorganized Debtors intend to update the Projections for the purposes hereof; thus, the Projections will not reflect the impact of any subsequent events not already accounted for in the assumptions underlying the Projections. Further, the Debtors do not anticipate that any amendments or supplements to this Disclosure Statement will be distributed to reflect such occurrences. Accordingly, the delivery of this Disclosure Statement does not under any circumstance imply that the information herein is correct or complete as of any time subsequent to the date hereof.

         THE FINANCIAL INFORMATION CONTAINED HEREIN HAS NOT BEEN AUDITED BY A CERTIFIED PUBLIC ACCOUNTANT AND MAY NOT HAVE BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

C.       Solicitation Package

         Accompanying this Disclosure Statement are, among other things, copies of (1) the Plan (Appendix A hereto); (2) the notice of, among other things, the time for submitting Ballots to accept or reject the Plan; the date, time and place of the hearing to consider the confirmation of the Plan and related matters; and the time for filing objections to the confirmation of the Plan (the "Confirmation Hearing Notice"); (3) the order entered by the Bankruptcy Court approving this Disclosure Statement and establishing procedures with respect to solicitation of votes on the Plan; and (4) if you are entitled to vote, one or more Ballots (and return envelopes) to be used by you in voting to accept or to reject the Plan.

D.       General Voting Procedures, Ballots, and Voting Deadline

         After carefully reviewing the Plan, this Disclosure Statement, and (if you are entitled to vote) the detailed instructions accompanying your Ballot, please indicate your acceptance or rejection of the Plan by checking the appropriate box on the enclosed Ballot. Please complete and sign your original Ballot (copies will not be accepted) and return it in the envelope provided. You must provide all of the information requested by the appropriate Ballot. Failure to do so may result in the disqualification of your vote on such Ballot. Each Ballot has been coded to reflect the Class of Claims it represents. Accordingly, in voting to accept or reject the Plan, you must use only the coded Ballot or Ballots sent to you with this Disclosure Statement.

         IN ORDER FOR YOUR VOTE TO BE COUNTED, YOUR BALLOT MUST BE PROPERLY COMPLETED AS SET FORTH ABOVE AND IN ACCORDANCE WITH THE VOTING INSTRUCTIONS ON THE BALLOT AND ACTUALLY RECEIVED NO LATER THAN NOVEMBER 10, 2005 AT 8:00 P.M. (PREVAILING EASTERN TIME) (THE "VOTING DEADLINE") BY KURTZMAN CARSON CONSULTANTS LLC (THE "VOTING AGENT"). YOUR BALLOT CONTAINS THE CONTACT INFORMATION FOR THE VOTING AGENT. THE CONTACT INFORMATION FOR THE VOTING AGENT ALSO IS LISTED BELOW.

         BALLOTS RECEIVED AFTER THE VOTING DEADLINE WILL NOT BE COUNTED. BALLOTS SHOULD NOT BE DELIVERED DIRECTLY TO THE DEBTORS, THE COURT, THE CREDITORS' COMMITTEE OR COUNSEL TO THE DEBTORS OR COUNSEL TO THE CREDITORS' COMMITTEE.

E.       Questions About Voting Procedures

         If (1) you have any questions about (a) the procedure for voting your Claim, (b) the packet of materials that you have received, or (c) the amount of your Claim holdings or (2) you wish to obtain an additional copy of the Plan, this Disclosure Statement, or any appendices or exhibits to such documents please contact:

                           Kurtzman Carson Consultants LLC
                           12910 Culver Blvd., Suite I
                           Los Angeles, CA 90066
                           Attn: Friedman's Inc. Balloting
                           Telephone: (866) 381-9100
                           http://www.kccllc.net/friedmans

         FOR FURTHER INFORMATION AND INSTRUCTION ON VOTING TO ACCEPT OR REJECT THE PLAN, SEE SECTION XIII - VOTING REQUIREMENTS.

F.       Confirmation Hearing and Deadline for Objections to Confirmation

         Pursuant to Section 1128 of the Bankruptcy Code and Federal Rule of Bankruptcy Procedure 3017(c), the Bankruptcy Court has scheduled the Confirmation Hearing to begin on November 21-22, 2005, at 10:00 a.m. (prevailing Eastern time) before the Honorable Lamar W. Davis, Jr., United States Bankruptcy Judge, at the United States Bankruptcy Court for the Southern District of Georgia, Savannah Division, 125 Bull Street, Savannah, Georgia 31401, Courtroom 228. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for the announcement of the adjournment date made at the Confirmation Hearing or at any subsequent adjourned Confirmation Hearing. The Bankruptcy Court has directed that objections, if any, to confirmation of the Plan be filed with the Clerk of the Bankruptcy Court and served so that they are ACTUALLY RECEIVED on or before November 10, 2005, at 4:00 p.m. (prevailing Eastern time) by:

                  Counsel for the Debtors

                        Skadden, Arps, Slate, Meagher & Flom LLP
                        333 West Wacker Drive, Suite 2100
                        Chicago, Illinois  60606-1285
                        Attn: John Wm. Butler, Jr., Esq.
                              George N. Panagakis, Esq.

                        Inglesby, Falligant, Horne, Courington & Chisholm, P.C. 17 West McDonough Street
                        P.O. Box 1368
                        Savannah, Georgia 31402-1368
                        Attn: Kathleen Horne, Esq.
                              Matthew E. Mills, Esq.

                  United States Trustee

                        The Office of the United States Trustee
                        222 West Oglethorpe Avenue, Suite 302
                        Savannah, Georgia 31401
                        Attn: B. Amon James, Esq.

                  Counsel for the Creditors' Committee

                        Otterbourg, Steindler, Houston & Rosen, P.C.
                        230 Park Avenue
                        New York, NY 10169
                        Attn: Scott L. Hazan, Esq.
                              Glenn B. Rice, Esq.

                        Ellis, Painter, Ratterree & Adams LLP
                        2 East Bryan Street 10th Floor
                        Savannah, Georgia 31401
                        Attn: David W. Adams. Esq.

                  Counsel for the Postpetition Lenders

                        Weil, Gotshal & Manges LLP
                        767 Fifth Avenue
                        New York, NY 10153
                        Attn: Paul M. Basta, Esq.

                  Counsel for the Plan Investor

                        Kasowitz, Benson, Torres & Friedman LLP
                        1633 Btoadway Avenue
                        New York, NY 10019
                        Attn: Andrew  K. Glenn, Esq.
                              Richard F. Casher, Esq.

                        Paul, Weiss, Rifkind, Wharton & Garrison LLP
                        1285 Avenue of the Americas
                        New York, NY 10019
                        Attn: Alan W. Kornberg, Esq.
                              Diane Meyers, Esq.

                        McKenna Long and Aldridge
                        303 Peachtree Street Ste 5300
                        Atlanta, GA  30308
                        Attn: Charles E. Campbell

                          III. HISTORY OF THE DEBTORS

A.       Overview of Business Operations

         1.       Summary of the Debtors' Business History.

         Friedman's was incorporated under the laws of the State of Delaware on July 15, 1993. Friedman's is the successor to a family-owned business called Friedman's Jewelers, Inc., which opened its first store in 1920 in Savannah, Georgia. The family-owned business slowly expanded, opening its first store outside Georgia in the 1940s, growing to ten stores in the 1960s, achieving $10 million in annual sales in the 1970s, and spreading to Florida in the 1980s. By 1990, this family-owned specialty retailer of jewelry had grown to 45 stores, and, in May 1990, MS Jewelers Limited Partnership acquired the assets of the Company. In July 1993, MS Jewelers contributed the assets it acquired to Friedman's in exchange for nearly all of Friedman's class B common stock. In October 1993, Friedman's launched an initial public offering, and its class A common stock began publicly trading on NASDAQ. Thereafter, Friedman's experienced a period of rapid expansion, growing from 55 stores in 1992 to over 700 stores by the end of 2002. In 2004, Friedman's closed approximately 60 stores as part of its 2004 store rationalization program, and closed an additional approximately 160 stores during these Chapter 11 Cases. In the ordinary course of business, the Company will continue to review and rationalize its store base and look to optimize its retail locations. To the extent that any decisions are made with respect to these optimization efforts, those decisions will be set forth in an exhibit to be filed on or before the fifth day prior to the voting deadline on the Plan.

         2.       Summary of Friedman's Jewelry Business.

         As of the commencement of these Chapter 11 Cases, Friedman's was the third largest specialty retailer of fine jewelry in the United States, operating approximately 650 stores in 22 southeastern and mid-western states. Friedman's believes it has uniquely positioned itself among other specialty retailers of fine jewelry by locating approximately 70% of its stores in strip centers (versus the more traditional mall locations) and by providing its customers with access to credit to make jewelry purchases that many of its customers otherwise would not be able to make in this retail segment. With its corporate headquarters in Savannah, Georgia, Friedman's is the leading operator of fine jewelry stores located in power strip centers. As of July 22, 2005, Friedman's employed approximately 2,900 employees.

         Friedman's is dedicated to providing the customer service expected of a large, national chain to its customers, who are primarily middle- to low-income consumers, ages 18 to 45. As indicated above, one important aspect of Friedman's customer service is the provision of credit to these customers that otherwise would have few opportunities to purchase finer jewelry. Friedman's also offers customers a flexible trade-in and 30-day return policy, guaranteed trade-ins on all Friedman's diamond merchandise, and numerous customer appreciation events throughout each year.

         With respect to the customer credit program, Friedman's historically offered credit to its customers in the form of an installment loan product with equal payments required over a defined period of time, primarily ranging between six to 18 months in length. The credit extension and collection process was decentralized, with credit decisions being made at the store or regional level, often by the same personnel responsible for sales. Collection activity was often made a second priority, especially during the holiday season. The credit operations also lacked sufficient resources, staff and key analytical positions needed to monitor performance and manage portfolio risk.

         In an effort to improve credit management processes, the Company hired First Annapolis Consulting ("First Annapolis") in November 2004 to analyze its current credit business and help in the development of a strategy for improving credit and collections, including optimizing credit sales decisions. In addition, in December 2004, the Company hired Steve Zeringue as the new vice-president of credit to oversee the migration of credit and collection operations and their strategic implementation. In addition to these professional changes, the Company has begun to establish better risk management practices in its credit underwriting process through the formation of a centralized, focused credit granting and authorizations group. Accordingly, subjective credit granting decisions have been removed from the store and field level and are now made by associates whose sole focus is to make sound credit granting decisions.

         The Company has tightened credit to higher risk customers through the introduction of hard cut-offs based primarily on credit ratings using custom and generic scoring developed by Fair Isaac & Co. Credit on lower risk customers is granted by utilizing both credit bureau and existing Friedman's account data to make more sophisticated credit decisions. The Company has also reviewed its collection process and made a number of changes which include implementing a centralized, focused professional collection groups, developing more refined calling and mailing strategies. The Company also plans to introduce a predictive dialer and implement additional collection tools such as settlements and work-out plans. The Company also plans to implement additional long-term strategies for its credit business with the goal of optimizing the credit sales, which may include alternative predictive models specific to no-credit or thin-credit applicants, expand its decision logic and further credit policy refinements. Finally, prior to the Confirmation Date the Debtors will seek the entry of an order authorizing the expansion of First Annapolis' engagement. The Debtors will request to expand the scope of First Annapolis' engagement to permit First Annapolis to assist the Debtors in improving their business model by exploring opportunities of a possible relationship with a third party credit card provider.

         Friedman's store format, real estate strategy, and customer service are designed to bring target customers a neighborhood specialty store experience with the operations, technology and scale of a national chain retailer. Since 1992, Friedman's has focused on building the Friedman's brand in each of the markets that it serves. Friedman's accomplished this, in part, by becoming what it believes to be the first jewelry retailer to pursue significant expansion in power strip centers anchored by large discount retailers or grocery chains. Friedman's advertising is targeted and focused in its approach to create what it believes is its unique identity as a fine jewelry retailer offering value prices to an underserved customer segment, the middle- to low-income customer.

         Friedman's strives constantly to build a solid and successful relationship with every customer. Friedman's merchandising plan for each store includes careful merchandise selection, with particular attention devoted to quality and affordable price, and specific merchandise display instructions so that all stores are familiar in their visual approach. As a result of these efforts, Friedman's seeks to provide its customers with a broad selection of quality merchandise tailored to their interests.

         Regardless of store type, Friedman's merchandising plans provide each of its stores with a wide variety of affordable jewelry products, including diamonds, gemstones, gold, silver, watches and other fine jewelry for men and women. These items are made of yellow and white gold and silver and set with diamonds and other fine gemstones available in rings, earrings, necklaces, and bracelets. Diamonds and gemstone jewelry account for the majority of Friedman's sales. Friedman's stores offer a broad range of diamonds in diamond fashion jewelry, solitaires, and bridal sets. The gold jewelry sold in Friedman's stores is primarily 10 and 14 karat. In addition to its diverse product offering, the Company offers a variety of value added services which include diamond trade-in programs, certified appraisals, a lay- away program, an optional protection plan that covers diamond, gold, gemstones, and watches coupled with a repair service on all of the above.

         Friedman's seeks to position itself in the specialty retail fine jewelry business in the markets that it serves through advertising. Friedman's principal advertising vehicles are media, broadcast, local and regional newspaper advertisements, direct mailings, signage and promotions within stores, and its web site, www.Friedmans.com. Friedman's frequently offers special promotions, such as diamond remount events and in-store promotions, to increase traffic through its stores and to generate excitement for customers to make purchases.

         Friedman's purchases completed diamond, gemstone and gold jewelry and watches from vendors in the United States and abroad. Friedman's maintains a quality assurance program, with a majority of the finished items being inspected at the vendor site and the remainder of the merchandise inspected upon receipt at its distribution center in Savannah, Georgia. There, Friedman's inspectors carefully examine the inventory to ensure that the quality and design are in accordance with its orders. By using a master quality sample and a product information form specifying the components of the products in both quality and weight, Friedman's does not accept defective merchandise and rejects it at the point of inspection. Friedman's uses a forecasting model to predict its inventory requirements and place orders with its vendors. Friedman's constantly revises this model based on actual sales results reported daily from its stores on an item-by-item basis. Friedman's ships inventory from its distribution center to its stores one or two times per week in an effort to maintain high in-stock rates in its stores.

         In the past, Friedman's forecasting model has been premised upon estimated merchandise needs from sales projections. Friedman's would examine its sales projections and create a merchandise assortment to meet those goals that was focused on price points and sales margins at the expense of the quality of merchandise. Under new management (including president and chief operating officer, Pamela J. Romano, an individual with vast merchandising experience in the jewelry industry), Friedman's has redirected its merchandising efforts to focus first on merchandise classification assortment, with a focus on quality, fashion, and style while maintaining a strong value proposition. Instead of using price points and sales margins as the primary criteria for selecting its merchandise collection, Friedman's is now focused upon assembling a quality assortment of merchandise that meets its customers' desires, while still maintaining the proper price points. This movement away from higher margins that sacrificed quality to higher quality and greater value will allow Friedman's to create a merchandise assortment of a better quality than in the past, yet still meet its target customers' needs.

         With respect to real estate, all of Friedman's stores provide a welcoming environment with glass cases at the interior perimeter of the store. Friedman's illuminates its stores with lighting to highlight the brilliance of the jewelry in the cases. Friedman's stores range in size from approximately 1,600 square feet in a power strip center store, to approximately 1,200 to 1,300 square feet in a mall store. In the past, Friedman's has located its stores in rural areas in power strip centers where a discount retailer, such as Wal-Mart, or a large grocery chain is in the vicinity. In the typical power strip center, Friedman's has sought to locate its stores close to the anchor tenant, and near the specialty discount apparel and shoe stores. In larger metropolitan markets, Friedman's has located its stores primarily in regional malls, preferably on the center court corners for high visibility and consumer traffic. Friedman's has used power strip centers and more rural markets to locate its stores to a much greater extent than other large jewelry retailers, and such position allows Friedman's to serve customers with few other retail jewelry options.

         Historically, approximately 70% of Friedman's stores have been located in power strip centers, and approximately 30% have been located in regional malls. However, it appears to Friedman's current management that most of its retail locations were selected primarily on the basis of vicinity to a discount retailer or large grocery chain, with little consideration given to other important factors such as lease terms, demographic profiles, return on capital investment, level of retail jewelry competition in the area, and the existence of complementary tenants. Going forward, Friedman's is placing a much greater emphasis on these and other important real estate analytics. For instance, the Company is in the process of using its point-of-sale data to better understand its customer, its co-tenancy synergies, its optimal market type, and its optimal cost structure and return on investment goals. In short, the Company will rely much more on an analytics-based approach to new store development than it has in the past. In addition, the Company is introducing new controls, such as database development, which will improve the integrity of its data and enable the Company to better manage and analyze its real estate assets.

         3. Competition in the Jewelry Business

         The retail jewelry industry is highly competitive. Friedman's believes that the primary elements of competition in the industry are selection of merchandise offered, pricing, quality of sales associates, advertising, the ability to offer in-house credit, store location and reputation. The ability to compete effectively also is dependent on volume purchasing capability, regional market focus, credit control and information systems.

         Friedman's is the sole retail jewelry store in most of the power strip centers in which it operates. However, Friedman's power strip center stores face competition from small, independent jewelers in the local area. Friedman's also faces competition in power strip centers from discount retailers. Friedman's believes that its ability to offer greater breadth and depth of product selection, better prices, more extensive advertising and promotion and proprietary customer credit programs provides it with a competitive advantage over local independent jewelers.

         Friedman's mall stores compete with major national jewelry chains such as Zale Corporation, which includes the Zales, Gordons and Piercing Pagoda operations; Sterling, Inc., which includes Kay Jewelers; Whitehall Jewelers, Inc.; Helzbergs Diamond Shops, Inc.; regional jewelry chains; independent jewelers; and major department stores. Typically, more than one of these competitors is located in the same regional malls as Friedman's mall stores. In addition, some of Friedman's competitors have established non-mall based stores in major metropolitan areas that offer a large selection of jewelry products.

         Friedman's also competes with discount stores, direct suppliers, home-shopping television programs and jewelry retailers that make sales through Internet sites, as well as credit card companies and other providers of consumer credit. Certain of Friedman's competitors are substantially larger and have greater financial resources than Friedman's. Friedman's also believes that it competes for consumers' discretionary spending dollars with retailers that offer merchandise other than fine jewelry. A graphic illustrating Friedman's positioning in the jewelry retail market follows.



                              [GRAPHIC OMITTED]

               IV. PRE-PETITION CAPITAL STRUCTURE OF THE DEBTORS

A.       Prepetition Credit Facility

         On September 7, 2004, Friedman's entered into that certain Second Amended and Restated Credit Agreement, dated as of September 7, 2004 (the "Prepetition Facility"), among Friedman's and the Affiliate Debtors, as credit parties, Bank of America, N.A., as collateral agent and revolving agent (in such capacity, the "Prepetition Agent"), and Jewelry Investors II, L.L.C., as term agent (in such capacity, the "Prepetition Term Agent" and collectively with the Prepetition Agent, the "Prepetition Agents"), and the lenders and letter of credit issuers from time to time party thereto (collectively, the "Prepetition Lenders"). The Prepetition Facility amended and restated Friedman's prior credit facility by introducing a new term loan credit facility provided by Jewelry Investors II, L.L.C., an affiliate of Farallon Capital Management, L.L.C., and by reducing the commitment of, but maintaining the same collateral coverage for, Bank of America, N.A, and other participating lenders. The Company entered into the Prepetition Facility, in part, to alleviate the pressure on liquidity created by the borrowing reserves that were implemented by the lenders under Friedman's prior credit facility beginning in 2003 and continuing, on an increased basis, in 2004.

         The Prepetition Facility provided up to $135.0 million of borrowing availability, consisting of (i) a revolving credit facility for loans and letters of credit in an aggregate principal amount not to exceed $67.5 million, and (ii) a term loan credit facility in the aggregate principal amount of $67.5 million. As of the Petition Date, the aggregate outstanding amount of indebtedness under the revolving credit facility was approximately $11.69 million (the "Prepetition Revolving Indebtedness"), and the aggregate outstanding principal amount of indebtedness under the term loan credit facility was approximately $67.5 million (the "Prepetition Term Indebtedness"). Under the Prepetition Facility, the indebtedness under the revolving credit facility was senior in right of payment to the indebtedness under the term loan credit facility.

         To secure the indebtedness under the Prepetition Facility, each of the Debtors granted to the Prepetition Agent, on behalf of and for the benefit of the Prepetition Agents and the Prepetition Lenders, liens on and security interests in substantially all of the Debtors' personal property, wherever located, then owned or thereafter acquired or arising, and the proceeds, products, rents and profits of all of the foregoing.

         As described in more detail below, after the commencement of these Chapter 11 Cases, the Bankruptcy Court entered orders authorizing Friedman's to enter into a postpetition debtor-in-possession financing facility. Pursuant to those orders, Friedman's repaid in full the Prepetition Revolving Indebtedness. It also paid all outstanding principal and certain related costs and charges with respect to the Prepetition Term Indebtedness.

         There were certain additional claims asserted against the Debtors by Jewelry Investors II, L.L.C., the holder of the Prepetition Term Loan Indebtedness. These additional claims, all of which the Debtors disputed, were in excess of $13 million and were based on claims for liquidated damages, a prepayment premium, and additional amounts. The Debtors and the Creditors' Committee filed a joint objection to these claims. Ultimately, the Debtors and Jewelry Investors resolved the parties' disputes through the Debtors' allowance of such claims against the estates in the reduced amount of $1.9 million, plus interest, and Harbert's agreement to purchase the disputed claims. As set forth in the settlement documents, this reduced claim is now all that remains unpaid in connection with the Prepetition Facility.

B.       Prepetition Trade Vendor Program

         Friedman's entry into the Prepetition Facility was part of a comprehensive effort to restructure the Company's affairs prior to the Petition Date. That effort was undertaken by the current management team, which joined the Company commencing in late June 2004. At that time, the Company was significantly behind in payments to vendors. The Company had fallen behind as a consequence of numerous factors, including the reserves implemented by the Company's prepetition secured lenders; turmoil caused by prior management's announcement of the need to restate historical financial statements; the sudden departure of prior management and prolonged vacancies in key management positions; a reconstitution of the Company's board of directors; shortages in available liquidity caused, in part, by the implementation of borrowing reserves by the Company's secured lenders and by defaults in the Company's financing facility; the transfers to Crescent; the government investigations; and other events that are the subject of the Joint Review Investigation discussed elsewhere in this Disclosure Statement.

         These factors, including significant outstanding vendor invoices, caused vendors to delay or suspend the process of filling merchandise orders from Friedman's. These disruptions in inventory deliveries were materially adverse to Friedman's because the Company historically must place its holiday orders during the summer months so that vendors have ample time to manufacture and fill the orders in advance of the Christmas shopping season. Because holiday sales typically generate over 45% of Friedman's annual revenues, the vendor issues facing Friedman's in June 2004 held the potential to significantly and adversely affect the 2004 holiday selling results and hence, performance for the entire year.

         Friedman's therefore determined to enter into the Prepetition Facility in order to provide the Company ample liquidity to pay vendors for holiday orders. As part of the process of obtaining this Facility and putting it in place, Friedman's also reached out to its most significant vendors and organized a committee of such vendors (the "Unofficial Committee") in order to gain input from these vendors and identify a means by which merchandise shipments could recommence. The Company agreed to pay, on behalf of the Unofficial Committee, its attorneys fees and provided the Unofficial Committee with information, after the execution of confidentiality agreements, to enable it to understand the Company's position and develop a plan for the 2004 holiday season. Ultimately, the Company negotiated a secured trade credit program (the "Prepetition Trade Vendor Program"). Pursuant to the Prepetition Trade Vendor Program, Friedman's proposed to grant participating vendors an interest in a junior lien in the same assets securing the Prepetition Facility that was granted to a collateral agent for the benefit of the participating vendors and would secure the significant past due amounts owed to such vendors. The lien also would secure certain future shipments by such vendors.

         In exchange for this lien, the vendors agreed to accept deferred amortization payments on the outstanding invoices, and they also committed to timely merchandise shipments for Friedman's 2004 Christmas and 2005 Valentine's Day and Mother's Day seasons. By mid-September 2004, Friedman's entered into the Prepetition Trade Vendor Program with most of its jewelry vendors. With few exceptions, all of Friedman's major vendors agreed to participate in the Prepetition Trade Vendor Program.

         However, due to the late timing and implementation of the Prepetition Facility and the Prepetition Trade Vendor Program, and despite cooperation from most of Friedman's vendors, a number of Friedman's vendors were unable to meet their obligations under the Prepetition Trade Vendor Program in accordance with their timing commitments to the Company. Accordingly, Friedman's experienced a disappointing 2004 holiday sales season. This was also due in part to changes in credit practices by the Company's new management team to more appropriately manage credit exposure. Subsequently, on December 31, 2004, again in consultation with the Unofficial Committee, Friedman's executed a first amendment to the Prepetition Trade Vendor Program to modify the holiday selling season shipment requirements in exchange for enhanced commitments from the vendors with respect to Friedman's Valentine's Day merchandise requirements.

         As of the Petition Date, the total amount of secured vendor indebtedness under the Prepetition Trade Vendor Program was approximately $70.7 million. These claims collectively were held by a total of 38 vendors. As of the date of this Disclosure Statement, Harbert has acquired a total of 28 of such claims in the total face amount of approximately $63.4 million. A total of approximately $4.6 million of such claims were paid pursuant to Friedman's debtor-in-possession financing facility; another approximately $3.5 million constitute reclamation claims. Thus, a very small amount of unpaid vendor program claims is held by persons who have not sold participation in their claims to Harbert.

C.       Equity

         As of the Petition Date, Friedman's class A common stock consisted of approximately 20.75 million shares that were publicly held and possessed the right to elect 25% of Friedman's board of directors. Friedman's class B common stock consisted of approximately 1.2 million shares that were held by one entity, MS Jewelers, an entity controlled by Mr. Phillip Ean Cohen. The class B common stock possesses all other voting rights, including the right to elect the remaining 75% of Friedman's board of directors.

         Prior to May 11, 2004, Friedman's class A common stock was listed on the NASDAQ. On that date, the NASDAQ decided to delist Friedman's class A common stock. Accordingly, as of May 11, 2004, Friedman's class A common stock was suspended from trading by the NASDAQ. The new ticker symbol FRDMQ has been assigned to Friedman's class A common stock by the over-the-counter bulletin board (the "OTCBB"). Friedman's class A common stock is presently being quoted on the Pink Sheets Electronic Quotation Service.

                     V. CORPORATE STRUCTURE OF THE DEBTORS

A.       Current Corporate Structure

         Friedman's is incorporated in Delaware. It is the parent corporation of seven direct and indirect domestic subsidiaries, each of which is a Debtor in these jointly administered Chapter 11 Cases, and one indirect domestic non-debtor subsidiary. Friedman's direct foreign subsidiary, Cougar Reinsurance Company, did not file for relief either in the United States or in its domicile.

B.       Board of Directors of Friedman's

         The following persons comprise the board of directors of Friedman's.

  Name                            Position                        Joined Board
  ----                            --------                        ------------
  Allan M. Edwards                Chairman of the Board           May 2004
  Sam Cusano                      Director                        June 2004
  Norman P. Deep                  Director                        May 2004
  Jamie King                      Director                        July 2004
  David B. Parshall               Director                        December 1993
  Sheldon Whitehouse              Director                        May 2004

         Allan M. Edwards, 62, Chairman of the Board of Friedman's and former Executive Chairman of the Board of Friedman's. Mr. Edwards previously served as President of Morgan Schiff & Company Inc., a position he held since 1985. He currently serves as a director and member of the Compensation Committee of Albermarle & Bond Holdings PLC and as a City Commissioner on the Board of Investments for the City of Providence, Rhode Island. Mr. Edwards is also a registered broker-dealer. Mr. Edwards has served as a director of Friedman's since May 5, 2004.

         Sam Cusano, 51, Chief Executive Officer. Mr. Cusano joined Friedman's as Chief Executive Officer, President and a member of the board on June 22, 2004. Mr. Cusano serves on the finance committee of the board of directors. When Pamela J. Romano joined the Company on April 20, 2005, Mr. Cusano relinquished his title of President. Mr. Cusano has more than 25 years of high level retail experience, with more than 10 years of experience in the jewelry industry with Service Merchandise, Inc., where he was the Chairman, Chief Executive Officer and President of Service Merchandise, Inc. Prior to his appointment as CEO of Service Merchandise, Mr. Cusano served as Executive Vice President and Chief Financial Officer of that company. Mr. Cusano also has held other senior financial executive positions, including Vice President and Controller of Revco Drugstores and Executive Vice President and Chief Administrative Officer of G.C. Murphy Company.

         Norman P. Deep, 59. Mr. Deep is a lawyer in private practice in the State of New York and Judge Advocate Lieutenant Colonel (Chief JAG Officer) of the New York Guard Air Division. He specializes in litigation including civil, criminal, contract and corporation law. Mr. Deep has served as an independent director of Friedman's since May 14, 2004 and is a member of the audit, nominating/corporate governance, special litigation, and compensation committees.

         Jamie King, 51. Ms. King has served as Chairman and Chief Executive Officer of Crowe Manufacturing Services in Dayton, Ohio since 1988. Prior to joining Crowe Manufacturing Services, Ms. King spent eight years with Ernst & Young LLC's audit practice. She also formerly served on the Board of Trustees and the Board of Directors for the Dayton Development Coalition. Ms. King has served as an independent director of Friedman's since July 13, 2004 and is chair of the audit committee and a member of the special litigation committee.

         David B. Parshall, 58. Mr. Parshall is a Managing Director of Private Equity Investors, Inc. and he has also been associated with Dolphin Asset Management Corp., of which is a director, since 1992. He was successively an Associate, Vice President, Senior Vice President and Managing Director of Shearson Lehman Brothers from 1976 to 1990, and Managing Director of the Blackstone Group, L.P. from 1990 to 1992. Mr. Parshall also serves as a director of Telenetics Corporation. Mr. Parshall has served as an independent director of Friedman's since 1993 and is a member of the audit, nominating/corporate governance and compensation committees.

         Sheldon Whitehouse, 49. Mr. Whitehouse previously was a partner at the law firm of Edwards & Angell LLP in Providence, Rhode Island. Prior to joining Edwards & Angell LLP, he served as Attorney General of Rhode Island from 1999 to 2003 and United States District Attorney for Rhode Island from 1994 to 1998. He specializes in civil litigation, regulatory and appellate litigation, and problem-solving and reform in government and business for Fortune 1000 companies. Mr. Whitehouse has served as an independent director of Friedman's since May 14, 2004 and is the chairman of the special litigation committee and a member of the audit, nominating/corporate governance and compensation committees.

C.       Senior Management of Friedman's

         In addition to Mr. Cusano, the following persons comprise the senior management of Friedman's.

         Pamela J. Romano, 47, President and Chief Operating Officer. Ms. Romano joined Friedman's under her current title on April 20, 2005. Prior thereto, she was President of Zales Jewelers from 1997 to January 2005; Group Senior Vice President of Zale Corporation from February 2003 to January 2005; Senior Vice President of Zale Corporation from 1997 to January 2003; and prior to that Vice-President of Merchandising of R.H. Macy & Co. Inc., East Fine and Fashion Jewelry.

         C. Steven Moore, 43, Chief Administrative Officer, General Counsel and Secretary. Mr. Moore joined Friedman's under his current title on June 29, 2004. Prior thereto, he was Chief Administrative Officer of Service Merchandise, Inc. from 1999 to 2004; General Counsel and Secretary of Service Merchandise, Inc. from 1996 to 2004; Senior Corporate Attorney at Service Merchandise, Inc. from 1994 to 1996; Corporate Attorney at Service Merchandise, Inc. from 1992 to 1994; and associated with the Nashville law firm of Boult, Cummings, Connors, and Berry from 1988 to 1992.

         Ken Maher, 49, Interim Chief Financial Officer. Mr. Maher joined Friedman's under his current title on December 13, 2004. Prior thereto, he was Vice President, Controller and Corporate Secretary of Wickes Furniture from 1993 to 2003.

         Eric A. Kovats, 50, Executive Vice President of Stores. Mr. Kovats joined Friedman's under his current title on July 13, 2004. Prior thereto, he was Regional Vice President of Jo-Ann Stores, Inc. from 2002 to 2004; Senior Vice President of Stores Sales Organization at Service Merchandise Inc. from 2000 to 2002; Vice President of Stores Sales Organization at Service Merchandise Inc. from 1999 to 2000; and Regional Vice President of Service Merchandise Inc. from 1996 to 1999.

         Steven J. Zeringue, 42, Vice President of Credit. Mr. Zeringue joined Friedman's under his current title on December 27, 2004. Prior thereto, he was Vice President of Collections at Certegy Payment Recovery Services from 2002 to 2004; Director of Credit at Heilig Furniture 1999 to 2002; Assistant Vice President of Credit at Service Merchandise, Inc., and Chief Financial Officer at Service Credit Corp. from 1995 to 1999.

         Bruce Breedlove, 48, Vice President and Controller. Mr. Breedlove joined Friedman's under his current title on January 17, 2005. Prior thereto, he was the Controller at Garden Ridge Corporation from 1999 to 2004; Division Controller at IKON Management Services from 1998 to 1999; Contract Accounting Administrator at St. Martin's Episcopal Church from 1997 to 1998; Senior Vice President-Finance and Administration and Secretary to the Board of Directors at St. Environmental Services, Inc. from 1996 to 1997; and Vice President, Chief Financial Officer and Secretary to the Board of Directors at Nationwide Long Distance, Inc./Vadacom, Inc. from 1993 to 1996.

D.       Friedman's Affiliation with Cougar Reinsurance Company

         Since 1977, Friedman's customers who have purchased jewelry on credit have had the option of purchasing any or all of three credit insurance products, including credit life insurance, credit disability insurance, and credit property insurance. If purchased, upon death, the credit life policy will pay the balance of the customer's account; upon disability, the credit disability policy will make monthly payments on the account. If an insured customer loses the purchased merchandise due to theft or other reasons, the credit property policy will pay to have the merchandise replaced. The policy period continues only through the installment sales contract period. The insurance policies sold by Friedman's are underwritten by The Assurant Group ("Assurant") (formerly known as American Bankers Insurance Group). Customers receive a certificate of insurance issued by Assurant and, if a claim occurs, they contact Assurant directly to have the claim administered and paid.

         The cost of the insurance premium is added to a customer's account balance, which Friedman's collects in installments over time. However, as is standard in the insurance industry, Friedman's, as agent, is required to remit the total premium in cash to the insurance company within a short period of time following the sale. Premiums (less a commission of 15% retained by Friedman's) are remitted to Assurant two months after sale. In 1994, management responded to these negative cash flow aspects of the credit insurance premium arrangement with the formation of a reinsurance subsidiary. Specifically, management addressed the issue of Friedman's sending Assurant 85% of premiums sold within two months of sale, but collecting premiums from customers over a period of up to two years.

         The resulting solution involved creation of a reinsurance company, a subsidiary of Friedman's, that was dedicated solely to reinsuring credit insurance policies. Pursuant to this arrangement, Assurant enters into a reinsurance contract with the reinsurance subsidiary, subsequently named Cougar Reinsurance Company ("Cougar"), whereby Cougar would receive a cash premium from Assurant as consideration for bearing the economic risk of loss on the insurance contracts concurrent with the movement of cash from the sale of insurance policies from Friedman's to Assurant. Because Cougar is a subsidiary of Friedman's, the cash moved from Assurant to Cougar would be transferred back to Friedman's through a loan from Cougar. Reinsurance programs of this nature are common in the industry.

         The reinsurance premium remitted to Cougar is based on a formula and rate schedule consisting of three parts: (i) a ceding fee to Assurant for writing the initial insurance contracts and administering them (approximately 9% of premiums); (ii) excise taxes which are passed through to government agencies by Assurant (approximately 3% of premiums); and (iii) an amount to cover estimated future claims which Assurant would continue to pay out as insurer. This amount is calculated monthly by Assurant based on the amounts of insurance in force. Historically, approximately 20% of premiums are paid out as claims. In total, Assurant therefore would retain approximately 32% of total premiums sold. The following table summarizes the flow of cash:

    Amount of credit insurance policy:                                   100%
    Less Friedman's commission:                                          15%
    Equals net amount remitted to Assurant:                              85%
    Less Assurant fees (approximate):
             Ceding fee                                   9%
             Excise taxes                                 3%
             Claims reserve                              20%
             Total Assurant Fees                                         32%
    Equals amount remitted to Cougar (affiliate of Friedman's):          53%

         Cougar remits the cash to Friedman's in the form of an intercompany loan. Such remittances to Friedman's historically have averaged approximately $3 million per year. Thus, Cougar enhances both Friedman's cash flow as well as Friedman's gross profit margin from the sale of Assurant's credit insurance products. This is compensation for Friedman's (through Cougar) now bearing the insurance risk. As part of the arrangement, Cougar is required to provide to Assurant a letter of credit in an amount sufficient to cover claims in excess of certain levels. At present, Friedman's maintains, on Cougar's behalf, a $100,000 letter of credit in favor of Assurant. Interest on the unpaid intercompany payable balance is calculated monthly and added to the principal due to Cougar. Principally as a result of the foregoing, a balance payable by Friedman's and a receivable by Cougar of $37,412,402 had accumulated as of September 30, 2004.

         The Internal Revenue Service has informed Friedman's in connection with its audit of Friedman's that it will disregard the separate existence of Cougar under a sham transaction theory and to make corresponding adjustments of income, expense, and other items on Friedman's Federal income tax returns for the taxable years 2001-2004. As further discussed in Article VI. H., the IRS has filed claims in the Debtors' cases in connection with, among other things, the Cougar matters.

E.       Friedman's Transactions with Crescent Jewelers

         1. Corporate, Board and Management Relationships

         Friedman's has certain relationships with another speciality retailer of fine jewelry, Crescent Jewelers ("Crescent"), that originally developed from the conduct of an indirect shareholder common to both companies, Mr. Phillip Ean Cohen. Crescent is a California corporation that filed its own Chapter 11 proceeding on August 11, 2004 in the United States Bankruptcy Court for the Northern District of California, Oakland Division ("California Bankruptcy Court"). Crescent currently operates approximately 125 stores in California, Arizona, and Nevada and continues to operate its business as a debtor and debtor in possession under Sections 1107(a) and 1108 of the Bankruptcy Code.

         Crescent is the wholly owned subsidiary of Crescent Jewelers, Inc. ("Crescent Holdings"), the successor to a jewelry company formed in 1946. In March 1988, CJ Morgan Limited Partnership ("CJ Morgan LP") acquired 80% of the capital stock of Crescent Holdings. CJ Morgan LP is controlled by its sole general partner, CJ Morgan Corporation ("CJ Morgan Corp."), which is wholly owned by Mr. Cohen. Mr. Cohen is also the sole stockholder of MS Jewelers Corporation, which is the sole general partner of MS Jewelers. As discussed above, MS Jewelers owns all of Friedman's Class B common stock and the right to select 75% of Friedman's board of directors.

         As a result of the control exercised by Mr. Cohen through MS Jewelers Corporation and CJ Morgan LP, from approximately 1990 to 2004, the boards of Friedman's and Crescent were comprised at various times of the following common directors selected by Mr. Cohen: Sterling B. Brinkley, Peggy J. Brockschmidt, Robert W. Cruickshank, Mark C. Pickup and Bradley J. Stinn. Mr. Stinn, along with Joseph M. Donaghy, Richard P. Poe, Jr., and Victor M. Suglia, also served at various times as common officers of Friedman's and Crescent.

         From approximately 1996 through 2004, under the control of Mr. Cohen through MS Jewelers Corporation and CJ Morgan LP, the common management of Friedman's and Crescent caused Friedman's to enter into a number of contractual relationships with Crescent, the effect of which was to increase substantially the cost of Friedman's relationships with Crescent. That cost grew through a series of transactions discussed immediately below. As a result of those transactions, Friedman's also became Crescent's largest unsecured creditor.

         2. History of Major Transactions Between Friedman's and Crescent

         On October 15, 1996, Crescent Holdings engaged in a refinancing transaction that included a new $50 million senior secured bank facility with Crescent as borrower ("1996 Bank Facility"), a new $20 million subordinated secured facility from Friedman's ("Friedman's Facility"), and a Standby Purchase Agreement by Friedman's for up to $5 million of Crescent 10% Convertible Senior Subordinated Notes due 2006 ("10% Notes"). Under the Standby Purchase Agreement, Friedman's agreed that upon Crescent's request during an initial period of twelve months, it would purchase the 10% Notes. In June 1997, Friedman's purchased $5 million in principal amount of the 10% Notes, thereby increasing Friedman's total note receivable from Crescent to $25 million. Around 1998, Crescent subsequently defaulted under the terms of the Friedman's Facility and the 10% Notes, automatically increasing the interest rate thereon by two percentage points. During this time, common directors included Messrs. Brinkley, Cruickshank, and Stinn, and Mr. Stinn also was a common officer.

         In March 1998, Friedman's purchased a $10 million commitment in an expansion of Crescent's 1996 Bank Facility. Crescent drew on $7.2 million of the commitment and, in June 1998, repaid the $7.2 million. Common directors at this time included Messrs. Brinkley and Stinn, the latter of which also was a common officer.

         On September 15, 1999, Friedman's executed a guaranty ("1999 Guaranty") of a $112.5 million senior secured revolving bank facility with Crescent as borrower and Crescent Holdings as guarantor ("1999 Crescent Holdings Facility"). Crescent used the proceeds from the 1999 Crescent Holdings Facility to repay Friedman's under the Friedman's Facility and the 10% Notes. (On the same date, Friedman's also entered into a $67.5 million senior secured revolving facility with a syndicate of banks arranged and led by the same bank agent under the 1999 Crescent Holdings Facility and pursuant to a single, common commitment letter.) As consideration for the 1999 Guaranty, Crescent Holdings (a) agreed to pay Friedman's quarterly an amount equal to 2% per annum of the committed obligations under the 1999 Crescent Holdings Facility during the prior fiscal quarter, and (b) granted Friedman's a warrant expiring September 14, 2014 to purchase for $500,000 a total of 7,942,904 shares of Crescent Holdings class A non-voting common stock (which constituted 50% of Crescent Holdings' outstanding capital stock on September 10, 1999). During the period surrounding this transaction, common directors included Messrs. Brinkley and Stinn, the latter of which also was a common officer with Messrs. Poe and Suglia.

         On April 1, 2000, Friedman's subsidiary, Friedman's Management Corporation ("FMC"), entered into a Trademark License Agreement with Crescent for the non-exclusive, non-transferable license to use Friedman's "Value Leader" trademark in Crescent's retail stores. The agreement obligates Crescent to make $80,000 in annual royalty payments through September 30, 2005, adjusting every five-year period thereafter. Under the terms of the agreement, among other things, FMC (a) retains full and complete ownership of the mark and associated goodwill during the term of the agreement, (b) may provide quality control standards and procedures to ensure the quality and protect the goodwill of the mark, (c) may inspect Crescent's establishments during business hours upon reasonable notice, (d) must take all action reasonably necessary (and at its own cost) to prevent infringement and unauthorized use of the mark, and (e) agrees to indemnify Crescent from and against losses arising from Crescent's use of the mark in accordance with the terms of the agreement.

         On May 1, 2000, Friedman's and Crescent entered into a Services Agreement for the supply of certain management information services by Friedman's to Crescent. Services include accounting, cash management, sales, audit, accounts payable, loss prevention, planning and management, inventory control and purchasing, physical store inventory, store hardware and software support, taxes and licenses, treasury, risk management, and audits. Crescent agreed to pay Friedman's the following on an annual basis: $7,500 per store for the first 150 stores; $6,500 per store for stores 151 to 200; and $5,500 per store for stores 201 to 250. The initial term expired September 30, 2003, but the agreement provides for automatic one-year renewal periods unless terminated by either party upon six months' notice before the end of a term. Crescent asserts that the financial terms of the agreement were amended subsequently by its common officers with Friedman's to reduce Crescent's financial commitment to $70,000 per month without an accompanying reduction in Friedman's obligations under the Services Agreement. To the best of Friedman's knowledge, there is no written evidence of such an amendment.

         Also on May 1, 2000, Friedman's and Crescent entered into an Information Technology Systems Integration Agreement that required Friedman's to implement an enhanced information technology system for Crescent and to complete the integration of that system with Friedman's operations by September 30, 2000. Crescent agreed to reimburse Friedman's for the costs incurred with respect to the integration. In September 2000, Friedman's and Crescent formed a joint venture, FCJV Limited Partnership, which conducted e-commerce sales on behalf of the parties. Ultimately, the effort was unsuccessful and the joint venture discontinued e-commerce sales. During 2000, common directors included Messrs. Brinkley, Poe and Stinn, the latter of whom was also a common officer with Messrs. Poe, Donaghy, and Suglia.

         On August 28, 2002, Crescent replaced its $112.5 million senior secured revolving facility with a $50 million secured credit facility ("Crescent 2002 Facility"). Friedman's also executed a guaranty ("2002 Guaranty") of the Crescent 2002 Facility (which unlike the 1999 Guaranty did not involve Crescent's agreement to make quarterly payments or to grant warrants).

         At approximately the same time, Friedman's purchased $50 million of Crescent series A preferred stock and $35 million of unsecured Senior Subordinated Notes. The Crescent series A preferred stock carries a floating rate dividend. Cumulative dividends are payable semi-annually on January 15 and July 15. Friedman's can require Crescent to redeem the preferred stock at any time after August 28, 2007. The preferred stock carries no voting rights, but does have a preference in liquidation or upon a change of control.

         The Senior Subordinated Notes are due August 28, 2007, carry a floating interest rate, and require interest payable semi-annually on January 15 and July 15. All amounts due are subordinate to the Crescent 2002 Facility and any revolving credit or other bank loan incurred by Crescent for general working capital purposes. During the time of this transaction, common directors included Messrs. Brinkley and Stinn, the latter of whom was also a common officer with Mr. Suglia. Included in the proof of claim that Friedman's filed in the Crescent chapter 11 proceedings related to relationships with Crescent that is described below, is a claim regarding the unjust enrichment Crescent received while it and Friedman's were under common management during these transactions.

         3. Crescent Chapter 11 Proceedings

         The information disclosed in this section is accumulated from the docket in the California Bankruptcy Court unless otherwise noted. Friedman's makes no representations concerning the accuracy of information reported by Crescent or others in connection with Crescent's financial condition or its Chapter 11 case. Shortly after Crescent filed its Chapter 11 case on August 11, 2004, the California Bankruptcy Court on August 16, 2004 issued various "first-day" orders, including an order authorizing Crescent's continued use of Friedman's to provide management information services under the Services Agreement. At that time, Crescent operated 169 leased retail stores.

                  (a)      Crescent Postpetition Financing

         On October 14, 2004, the California Bankruptcy Court entered an order approving a $45 million debtor-in-possession financing facility ("Original Crescent DIP Facility") from the banks that were committed under the Crescent 2002 Facility. The Original Crescent DIP Facility permitted the banks to apply postpetition cash receipts to reduce Crescent's indebtedness under the prepetition Crescent 2002 Facility. Pursuant to an order of the California Bankruptcy Court dated June 24, 2005, Crescent replaced the Original Crescent DIP Facility with a new, 18-month, $35 million DIP Facility ("Replacement Crescent DIP Facility") with The CIT Group/Business Credit, Inc. ("CIT"). As of the consummation of the Replacement Crescent DIP Facility, Crescent represented to the California Bankruptcy Court that it had retired all of the outstanding indebtedness under the Crescent 2002 Facility and the Original Crescent DIP Facility. The Replacement Crescent DIP Facility includes a commitment by CIT for an exit financing facility in the amount of $20 to $30 million.

                  (b)      Crescent Store Closing Program and Store Leases

         During the fall of 2004, Crescent obtained California Bankruptcy Court approval to conduct store-closing sales at 26 of its locations, to conduct an auction of the leases pertaining to those premises, and to reject those and other leases. Crescent eventually rejected all the leases that were part of the store closing sales. By November of 2004, Crescent continued to operate about 125 leased retailed stores (excluding the 26 locations conducting store-closing sales).

         Crescent's initial deadline to assume or reject leases of non-residential real property, including store leases, was October 12, 2004. By various orders of the California Bankruptcy Court, Crescent obtained extensions of such deadline from time to time through January 31, 2006.

                  (c)      Friedman's Claims against Crescent

         In compliance with the order of the California Bankruptcy Court establishing a deadline for the filing of certain claims against Crescent, on December 13, 2004, Friedman's timely filed the following proofs of claim in Crescent's bankruptcy case:

         o A claim for $39,596,776.24 plus other charges on account of the Senior Subordinated Notes issued by Crescent.

         o A contingent claim for $32,564,214.11 on account of Friedman's right to reimbursement or subrogation relating to its obligations, if any, under the 2002 Guaranty with respect to the Crescent 2002 Facility. (This claim may remain contingent because, as noted above, Crescent indicated that it expected its obligations under the Crescent 2002 Facility to be satisfied 60 to 90 days after the Crescent DIP Facility.)

         o A claim for $2,685,337 in unpaid management information services under the Services Agreement.

         o An unliquidated claim under the Information Technology Systems Integration Agreement ("IT Agreement") between Friedman's and Crescent relating to Friedman's implementation and operation of an information technology system for Crescent and integration of that system with Friedman's operations. Although Crescent owes continuing obligations under that agreement, Friedman's books and records do not reflect any default of those obligations as of Crescent's August 11, 2004 petition date. Friedman's filed the claim by the deadline set by the California Bankruptcy Court as a protective measure, preserving its rights under the agreement should it later be determined that Crescent has any unpaid pre-bankruptcy obligations.

         o A partially contingent and partially unliquidated claim relating to any potential exposure to Friedman's arising from the various relationships between Friedman's and Crescent. Friedman's calculated that the liquidated portion of the claim as of the December 13, 2004 claims bar date was $12,837,610. This proof of claim includes claims for any damages arising out of the relationship between Friedman's and Crescent, claims for reimbursement arising from advancement of indemnification expenses of certain individuals that simultaneously served as officers and/or directors for both Friedman's and Crescent, and related claims arising from securities and other tort claims asserted against Friedman's.

         o A claim for $353,597 under an open account between Friedman's and Crescent relating to shared expenses.

         o A protective unliquidated, contingent claim for costs, damages, or reimbursement arising from any claim or lawsuit against Friedman's relating to Crescent.

         FMC also timely filed a $152,081 claim for unpaid royalties and accrued interest thereon under the Trademark License Agreement.

                  (d)      Crescent's Private Label Credit Card Program

         On April 14, 2005, Crescent filed a motion seeking approval of a Private Label Credit Card Program Agreement ("Credit Card Program") with The World Financial Network National Bank ("WFNNB"). Friedman's objected to the proposed Credit Card Program because, among other reasons, Crescent had failed to disclose material information regarding its intended benefits and terms and the proposed transaction was premature in the absence of Crescent filing a plan of reorganization or otherwise having a publicly announced strategy for exiting Chapter 11. At a hearing held on April 20, 2005, after Crescent made additional material disclosure regarding the Credit Card Program, the California Bankruptcy Court granted Crescent's motion to approve a Private Label Credit Card Program Agreement, over the objection of Friedman's. Under the Credit Card Program, the issuer of the credit card pays Crescent for customer purchases made with the card within two days of the purchase, subject to a percentage fee and other charges due to the issuer.

                  (e)      Status of Support Services Supplied to Crescent

         Crescent has indicated that it no longer desires Friedman's to supply support and other back-office services to Crescent under the Services Agreement and that it will instead obtain those services from within the Crescent organization. Crescent has moved to modify the automatic stay in Friedman's chapter 11 case to permit it to prosecute in the California Bankruptcy Court: (1) a motion for authority to reject the Services Agreement, as well as the IT Agreement and the Trademark License Agreement with FMC; and
(2) a complaint to compel turnover of Crescent-related books and records relating to the Services Agreement and the IT Agreement. Friedman's has filed a response indicating no opposition to stay relief as to clause (1) ,and limited opposition with respect to clause (2) to the extent the relief sought would apply to property of Friedman's estates and Friedman's claims that any particular property constitutes estate property.

                  (f) Status of Restructuring of Friedman's Claims against Crescent

         Friedman's anticipates that its claims against Crescent will only be resolved through a plan of reorganization in the Crescent chapter 11 case. Crescent has represented to the California Bankruptcy Court that the implementation of its Credit Card Program, the commencement of the transition of support services called for in the Services Agreement from Friedman's to Crescent and the closing of the Replacement DIP Facility were important and necessary steps in Crescent's path to formulate and file a plan of reorganization. Crescent has further represented to the California Bankruptcy Court that a plan of reorganization could implement different transactions including an internal reorganization of Crescent, the investment of new capital in Crescent or the sale of Crescent as a going concern, among other alternatives. The initial periods within which Crescent possessed the exclusive right to file a plan of reorganization and to solicit acceptances of such a plan were set to expire on December 9, 2004 and February 7, 2005, respectively. By various orders of the California Bankruptcy Court, Crescent obtained extensions of such periods from time to time through November 21, 2005 and January 20, 2006, respectively. If Friedman's is unable to negotiate a consensual resolution of the treatment of Friedman's claims against Crescent, Friedman's may object to any further extension of Crescent's exclusive periods to file a plan of reorganization and to solicit acceptances with respect to any plan.

         The Plan does not contemplate direct distributions to Friedman's creditors of value derived from Friedman's claims against Crescent, nor does the feasibility of the Plan depend on any particular outcome in the Crescent chapter 11 case. At this time, Friedman's cannot predict whether it will be able to negotiate a consensual resolution with Crescent, but Friedman's believes that the status of its discussions with Crescent and its constituencies and the range of potential outcomes is material to creditors making a decision to accept or reject the Plan. Accordingly, the status of such discussions is summarized as follows.

         Shortly before Crescent commenced its chapter 11 case, by letter dated July 8, 2004, Crescent made a proposal (the "Initial Proposal") for the restructuring of its obligations to Friedman's including, among other things, through the exchange of Friedman's claims against Crescent for common stock of Crescent, and Friedman's provided feedback with respect to such proposal. By letter dated August 5, 2004, Friedman's confirmed in writing the detailed feedback it had provided Crescent in connection with the Initial Proposal and requested the opportunity to perform due diligence so that a transaction could be implemented as soon as possible. Immediately following Crescent's commencement of chapter 11, in a letter dated August 11, 2004, Friedman's reiterated its desire to implement a consensual restructuring with Crescent, detailed its requirements to do so, and expressed its support for the successful launch of Crescent's chapter 11 case. By letter dated August 18, 2004, Crescent acknowledged Friedman's feedback and suggestions and advised that it would engage in discussions "As soon as time and resources are available" and confirmed its belief that its creditors' committee would also be "prepared to negotiate a transaction along those lines [suggested by Friedman's]." However, the negotiations shortly stalled, and Friedman's was unable to conduct due diligence or have further discussions with Crescent or its constituents. By letter dated September 17, 2004 to Crescent and its committee, Friedman's complained of the dilatory tactics and demanded that Crescent engage in a constructive process. By letter dated September 28, 2004, Friedman's reiterated its position and provided the parties with a detailed written term sheet.

         By letter dated October 5, 2004, Crescent categorically rejected Friedman's attempts to negotiate, advising Friedman's that it "needs to develop and exhibit a better understanding of Crescent's operations and business." Notwithstanding this communication, Friedman's arranged for its advisors to meet with Crescent's advisors in an effort to "develop" this understanding and reach agreement on a consensual transaction. Those efforts failed and were not renewed by Crescent until February of 2005, when the Debtor's advisors requested a meeting to occur in March of 2005. Friedman's was eager to participate, but Crescent cancelled the meeting at the last minute. Moreover, despite Friedman's attempts to reschedule the meeting for later in the spring, Crescent refused to participate, complaining it was simply too busy with its chapter 11 case.

         Finally, on June 22, 2005, Crescent's creditors' committee initiated a meeting with Friedman's to discuss the potential treatment of Friedman's claims against Crescent. The committee presented Friedman's with a proposal that the committee valued at between $4.7 million and $8.7 million, to be satisfied in the form of cash, newly issued notes and common stock in a reorganized Crescent. The proposal relied upon a range of value for a reorganized Crescent and other assumptions that Friedman's was not in a position to evaluate immediately due to a lack of information from Crescent. Therefore, Friedman's and its advisors conducted due diligence with respect to the proposal during the first two weeks of July 2005.

         Following the completion of preliminary due diligence, Friedman's concluded that the proposal did not provide a sufficient recovery on account of Friedman's claims, and it did not permit Friedman's a reasonable opportunity to participate in future value of Crescent's equity, if any. Accordingly, Friedman's made a counterproposal to Crescent and its committee to exchange its claims for all of the common stock in a reorganized Crescent as well as to cause reorganized Crescent to distribute cash and issue new notes to Crescent's other creditors in order to restructure Crescent's financial affairs. Friedman's believes that its counterproposal is feasible in the context of Crescent's chapter 11 case, but cannot predict at this time whether it will be accepted or within what time frame it can be implemented.


                           VI. THE CHAPTER 11 CASES

A.       Events Leading to Commencement of the Chapter 11 Cases

         As described above, Friedman's need to restructure its business through a Chapter 11 reorganization proceeding arose due to the combined effects of a number of factors. The Company experienced explosive growth in the 1990's. However, the lack of coherent and well-integrated long-range planning during this period of growth resulted in a number of operational deficiencies, including an inadequate infrastructure as well as many poorly-placed stores that consistently underperformed.

         Moreover, in late 2003, the Company's value was significantly, negatively impacted when it announced that it had discovered that it had understated its reserves for doubtful accounts in previously-issued financial statements; that such financial statements no longer should be relied upon; that the Company would be required to restate its financial statements for fiscal years 2000, 2001, and 2002 and for the first three quarters of 2003; and that Ernst & Young LLC had withdrawn its audit opinions for such time period. At that same time, Friedman's senior secured lenders implemented borrowing reserves under Friedman's credit facility on account of various contingencies. These reserves (which were increased during 2004 for additional contingencies) placed severe constraints on Friedman's ability to access the working capital necessary to operate the business.

         Within two months of these announcements, the Company's chief executive officer and chief financial officer left the Company's employ. The resulting void in senior management was exacerbated with the subsequent departure of several other key managers. The Company's affairs were further negatively impacted as a consequence of the need to devote significant resources to investigations being conducted by the SEC and the United States Attorneys Office for the Eastern District of New York (the "USAO") into, among other things, alleged accounting irregularities giving rise to the need of the Company to restate its financial affairs. The Company also had received a multitude of complaints from attorneys general in many states, and had been named a defendant in shareholder derivative and other litigation. There were further delays in addressing certain business issues due to the fact that the Company's board was substantially reconstituted in early May 2004.

         One of the new board's first significant steps was to hire Sam Cusano as chief executive officer and C. Steven Moore as chief administrative officer, general counsel, and corporate secretary. As indicated above, Mr. Cusano and Mr. Moore had significant experience in these same capacities for Service Merchandise Company, including during its Chapter 11 proceedings. When Mr. Cusano and Mr. Moore arrived at Friedman's in late June 2004, the Company was facing a host of issues, all of which required immediate attention.

         On the business front, these issues included severe liquidity constraints and an absence of audited financial statements. The reserves instituted by Friedman's secured lenders created liquidity constraints that had prevented Friedman's from paying, among others, its merchandise vendors since at least May 2004, causing such vendors to begin to restrict shipments of merchandise (or, in some instances, cease such shipments altogether). Operationally, even after Mr. Cusano and Mr. Moore joined the Company, Friedman's was functioning without several other key senior management team members, including a chief financial officer and a chief merchandising officer. Management also soon realized that the Company lacked an adequate corporate infrastructure to allow it to address the issues the Company faced in its efforts to restructure its operations.

         With respect to the core business issues, the new senior management team executed several initiatives in an effort to stabilize the Company's affairs. Significantly, in order to obtain additional liquidity, on September 7, 2004, Friedman's entered into the Prepetition Facility which provided a Tranche A revolving loan of up to $67.5 million and a Tranche B term loan of $67.5 million. In conjunction therewith, Friedman's organized a committee of its vendors (the "Unofficial Committee") and agreed to pay, on behalf of this Unofficial Committee, legal fees incurred by the Unofficial Committee as it assisted the Company's restructuring efforts. The Unofficial Committee, after signing confidentiality agreements, was given information to enable it to assess the Company's situation and provide input regarding how to best proceed with restructuring Friedman's. As a result of this collaborative effort, the Company negotiated and executed the Prepetition Trade Vendor Program providing for the immediate standstill and eventual repayment of amounts outstanding and the reinstatement of merchandise shipments. As a result of these initiatives, vendors began shipping merchandise to Friedman's for the 2004 holiday season.

         While these initiatives laid the groundwork for a potential out-of-court restructuring, the Company experienced disruptions in the plan's implementation. For instance, the Prepetition Facility and the Prepetition Trade Vendor Program were not able to be consummated until September 2004, which was late in relation to required vendor lead time for the Christmas holiday shopping season. As a consequence, a number of Friedman's vendors were not able to meet their obligations under the Prepetition Trade Vendor Program in accordance with their timing commitments to the Company. This in turn led, in part, to disappointing sales results for the 2004 holiday season. Sales results were also negatively affected due to Friedman's determination to improve compliance with its customer credit granting practices that led to a decline in sales to customers on credit.

         In November and December 2004, Friedman's was required to obtain relief from certain financial covenants contained in the Prepetition Facility through a first and second amendment thereto. Discussions regarding a third amendment were pending in early January 2005 when the revolving lenders under the Prepetition Facility imposed discretionary funding limitations under the Facility. The lenders ultimately determined not to agree to a further modification of the Prepetition Facility. Moreover, as a result of the funding limitations, Friedman's was unable to satisfy all of its cash requirements in the ordinary course of business. After the lenders declined the written requests of the Company and the Unofficial Committee to resume ordinary course funding of the Company, the Company received a notice of default under the Prepetition Trade Vendor Program on January 14, 2005. The program default permitted the Company's vendors to discontinue shipments while retaining their interests in the trade creditor lien. Based upon these events, Friedman's filed Chapter 11 petitions later in the day on January 14, 2005.

B.       Continuation of Business; Stay of Litigation

         Since the Petition Date, the Debtors have continued to operate as debtors- in-possession subject to the supervision of the Bankruptcy Court and in accordance with the Bankruptcy Code. The Debtors are authorized to operate their business in the ordinary course of business, with transactions out of the ordinary course of business requiring Bankruptcy Court approval. An immediate effect of the filing of the Debtors' bankruptcy petitions was the imposition of the automatic stay under the Bankruptcy Code which, with limited exceptions, enjoined the commencement or continuation of all collection efforts by creditors, the enforcement of liens against property of the Debtors, and the continuation of litigation against the Debtors. This relief provided the Debtors with the "breathing room" necessary to assess and reorganize their business. The automatic stay remains in effect, unless modified by the Bankruptcy Court, until consummation of a plan of reorganization.

C.       Summary of Certain Relief Obtained at the Outset of the Chapter 11
         Cases

         1. First Day Orders.

         On January 14, 2005 and shortly thereafter, the Debtors filed several motions seeking the relief provided by certain so-called "first day orders." First day orders, which are typical in Chapter 11 reorganization cases, are intended to facilitate the transition between a debtor's prepetition and postpetition business operations by approving certain regular business conduct that may not be authorized specifically under the Bankruptcy Code or as to which the Bankruptcy Code requires prior approval by the Bankruptcy Court. The first day orders in the Chapter 11 Cases, which were entered over the course of several days after the January 14, 2005 petition date, authorized, among other things:

         o the retention of the following professionals to serve on behalf of the Debtors: Skadden, Arps, Slate, Meagher & Flom LLP and its affiliated law practice entities and Inglesby, Falligant, Horne, Courington & Chisholm P.C. as co-restructuring counsel; Kroll Zolfo Cooper, LLC as bankruptcy consultants and special financial advisor; Jefferies & Co., Inc. as financial advisor and investment banker; Gemini Realty Advisors as real estate advisors; White & Case LLP as special litigation counsel; Nixon Peabody LLP as special counsel to the audit committee of the Debtors' board of directors; and Kurtzman Carson Consultants LLC as claims and noticing agent;

         o the continued retention of professionals regularly employed by the Debtors in the ordinary course of their business;

         o the maintenance of the Debtors' bank accounts and operation of their cash management systems substantially as such systems existed prior to the Petition Date;

         o the payment of employees' accrued prepetition wages and employee benefit claims;

         o the payment of certain prepetition obligations to customers and the continuation of customer programs and practices;

         o the payment of certain prepetition claims of consignment vendors;

         o establishment of procedures for resolving reclamation claims;

         o the payment of certain prepetition shipping and delivery charges for goods in transit;

         o the payment of certain prepetition mechanics liens of contractors and services providers in satisfaction of liens;

         o        the initial rejection of leases of dark stores;

         o the continuation of utility services during the pendency of the Chapter 11 Cases;

         o        the payment of certain prepetition tax claims; and

         o the joint administration of each of the Debtors' bankruptcy cases.

         2. Appointment of Creditors' Committee

         On January 24, 2005, the Office of the United States Trustee for the Southern District of Georgia (Savannah Division) (the "United States Trustee") appointed, pursuant to Section 1102 of the Bankruptcy Code, an Official Unsecured Creditors' Committee (the "Creditors' Committee"), which is generally comprised of trade vendors and other general unsecured creditors.

         The following creditors were selected from the trade vendors and other general unsecured creditors as members of the Creditors Committee: (i) Alston & Bird LLP; (ii) Kensib, Inc. d/b/a Media Solutions; (iii) KIP division of OTC International, Ltd.; (iv) M. Fabrikant & Sons, Inc.; (v) PAJ, Inc.;
(vi) Rosy Blue, Inc.; (vii) Simon Property Group, L.P.; (viii) Sumit Diamond Corporation; and (ix) Tache USA, Inc. Alston & Bird LLP, KIP division of OTC International, Ltd., Sumit Diamond Corporation, and Tache USA, Inc., each resigned from the Committee; the latter three resignations were a consequence of Harbert's acquisition of interests in the claims of the resigning members. Effective June 3, 2005, the Creditors' Committee therefore was reconstituted by the United States Trustee with a total of five members: (i) Kensib, Inc., d/b/a Media Solutions; (ii) M. Fabrikant & Sons, Inc.; (iii) PAJ, Inc.; (iv) Rosy Blue Inc.; and (v) Simon Property Group, L.P. On June 21, 2005, the United States Trustee added two additional members to the Creditors Committee
- General Growth Properties, Inc. and Vijay Gold Designs.

         The Creditors' Committee is represented by Otterbourg, Steindler, Houston & Rosen, P.C., whose office is located in New York, New York, who also served as counsel, prior to the Petition Date, to the Unofficial Committee of trade vendors. Co-Counsel to the Creditors' Committee is the law firm of Ellis, Painter, Raterree & Adams LLP of Savannah, Georgia. The Creditors' Committee's financial advisor is Mesirow Financial Consulting.

D.       Authorization to Use Cash Collateral

         The cash the Debtors had on hand as of the Petition Date and a significant portion of all the cash received by the Debtors after the Petition Date constituted "cash collateral" of the Prepetition Lenders. Cash collateral is defined in Section 363 of the Bankruptcy Code and includes, but is not limited to, "cash, negotiable instruments, documents of title, securities, deposit accounts, . . . other cash equivalents . . . and . . . proceeds, offspring, rents or profits of property subject to a security interest. . . ."
Under the Bankruptcy Code, the Debtors are prohibited from using, selling, or leasing cash collateral unless either the appropriate creditor(s) consent or the Bankruptcy Court, after notice and a hearing, authorizes such action.

         On January 20, 2005, the Debtors were granted interim authority to use the cash collateral securing the Prepetition Lenders' claims to pay operating expenses, including employee payroll and other operating expenses essential to the Debtors' continued viability (the "Cash Collateral Order"). The right to use cash collateral allowed the Debtors to continue to evaluate proposals for debtor-in-possession financing. In addition to the Prepetition Lenders retaining continuing valid and perfected, first priority liens in all prepetition collateral under the same terms and conditions provided under the Prepetition Facility, the Prepetition Lenders were granted adequate protection for any diminution of the value of the prepetition collateral.

         Although the Debtors and the Prepetition Lenders were able to reach a consensual arrangement for the use of cash collateral to fund various disbursements, operating on the use of cash collateral alone was not sufficient to fund all of the Debtors' needs. In particular, the Cash Collateral Order contained no provision for the purchase of any inventory during the initial phase of these cases. Further, in light of the circumstances resulting in the abrupt filing of these cases, the Debtors' vendors lost confidence in the Debtors' ability to pay for merchandise and were reluctant to ship the Debtors on terms without the approval of a postpetition financing facility.

E.       Post-Petition Financing

         On January 28, 2005, the Debtors obtained entry of an interim order (the "Interim DIP Order") for $40 million of a $125 million revolving credit facility (the "DIP Facility") with Citicorp USA, Inc. ("CUSA"). Under the terms of the DIP Facility, CUSA agreed to provide financing to the Debtors in an amount up to $125 million, subject to borrowing base and other limitations. The Interim DIP Order authorized interim borrowings under the facility of $40 million. Proceeds of the interim facility were used to, among other things, repay the Prepetition Revolving Indebtedness and for the purchase of new inventory. The Interim DIP Order provided that the value of the assets securing the Prepetition Liens exceeded the amount of such Liens, plus the amount of the interim borrowings not needed to pay off the Prepetition Revolving Indebtedness, by $30 million.

         In connection with the Interim DIP Order, the Bankruptcy Court entered a bar order prohibiting certain parties from challenging the Prepetition Revolving Indebtedness and the Prepetition Liens to the extent that the Prepetition Liens secure the Prepetition Revolving Indebtedness, and from asserting certain claims against the Prepetition Agent and Prepetition Revolving Lenders, in such capacities (the "Bar Order"). No timely challenge was made and the Prepetition Revolving Indebtedness was deemed an allowed fully secured claim in accordance with the Bar Order.

         A final order with respect to the DIP Facility was approved by the Bankruptcy Court on February 18, 2005 (the "Final DIP Order"). In accordance with the Final DIP Order, upon closing, the Debtors repaid the undisputed portion of the Prepetition Term Indebtedness in the amount of $67.5 million, plus accrued, but unpaid, interest and reasonable professional fees and expenses (the "Undisputed Term Loan Claim). Upon payment of the Undisputed Term Loan Claim, the Prepetition Term Lenders consented and agreed that the provision of replacement liens and priority claims as provided in the Final DIP Order was sufficiently adequate protection to secure payment of any remaining disputed claims. The Cash Collateral Order terminated upon entry of the Final DIP Order.

         The Debtors sought approval of the DIP Facility to ensure necessary liquidity during the Chapter 11 Cases. The DIP Facility allowed the Debtors to pay permitted prepetition claims, fulfill working capital needs, obtain letters of credit, and pay for other general corporate matters. The funds available under the DIP Facility also provided comfort to vendors and resulted in the Debtors generally being able to obtain goods and services. Specifically, the DIP Facility provided the necessary security to the Debtors' vendors so that they would continue to do business with the Debtors, thereby minimizing the harm to the Debtors' businesses as the Debtors pursued their reorganization efforts. The DIP Facility requires that the Debtors maintain certain financial covenants and restricts liens, indebtedness, capital expenditures, dividend payments, and sales of assets.

         On May 26, 2005, the Bankruptcy Court entered an order authorizing the Debtors to enter into an amended and restated DIP Facility. The original DIP Facility was structured as a revolving loan with borrowing capacity of up to $125 million, subject to certain borrowing base and related restrictions. Under the amended and restated DIP Facility, the total amount of the DIP Facility remained unchanged. However, a total of $25.5 million of the original DIP Facility was converted to a term loan, thereby reducing the amount of the revolving facility to $99.5 million. The term loan was funded by Harbert. The consequence of this restructuring was the Debtors' access to an additional $25 million that was not subject to any of the borrowing base or other restrictions contained in the revolving facility. Also as a result of the transaction, Friedman's obtained an additional $12.5 million of availability under the revolver, and obtained an additional $12.5 million of availability under the revolver in connection with the company's receipt of commitments from vendors sufficient to satisfy its 2005 holiday sales season merchandise requirements. The Debtors determined to restructure the DIP Facility in this fashion so they could demonstrate to their vendors that the Debtors would have sufficient "excess liquidity," measured at the time of peak borrowings, as holiday invoices began coming due later in the year.

         The amended and restated DIP Facility provides that, subject to prior payment in full of all amounts owed in respect of the revolving loan, the term loan is repayable in cash, together with a termination fee, upon acceleration of the loan or in the event of a liquidation of the Debtors or a sale of the Debtors' assets. However, it also provides that in the event Harbert becomes a plan investor, the $25.5 million term loan will be converted into shares of New Common Stock of Reorganized Friedman's at a conversion price equivalent to a 10% discount to the implied equity value of the reorganized company. Since Harbert is the Plan Investor with respect to the Plan being proposed by the Debtors, the term loan will be converted to stock of Reorganized Friedman's. This Plan and Disclosure Statement constitute a Harbert-sponsored plan of reorganization as contemplated by the DIP Facility, thereby satisfying the Debtors' obligations thereunder with respect to the filing of a plan within a specified time-frame upon terms acceptable to Harbert.

F.       Other Significant Events During the Chapter 11 Cases

         1. Vendor Relations.

         Since the Petition Date, the Debtors have attempted to maintain and improve their relationships with vendors to ensure an uninterrupted supply of goods for their retail stores, especially in anticipation of the 2005 holiday shopping season, and to rebuild and maintain sufficient levels of trade credit. These efforts largely were made informally through business contacts and have continued throughout the Chapter 11 Cases. In addition, efforts were made to address specific issues relating to certain groups of vendors, including vendors covered by the Prepetition Trade Vendor Program.

                  (a)      Reclamation Claims

         Shortly before and after the Petition Date, certain of the Debtors' vendors and factors asserted demands, pursuant to Section 2-702 of the Uniform Commercial Code and Section 546(c) of the Bankruptcy Code (collectively, the "Reclamation Claims"). Reclamation Claims were asserted by 22 entities in the approximate amount of $5.1 million. Certain vendors and factors indicated that resolution of their Reclamation Claims would be critical to their ongoing business relationships with the Debtors, including the provision of trade credit. To address these concerns, the Debtors sought approval of a comprehensive program to reconcile, resolve consensually, and satisfy the Reclamation Claims asserted against their estates. By final order dated February 18, 2005, the Bankruptcy Court established a streamlined procedure for reconciling Reclamation Claims. The amounts of all of the reclamation claims have been resolved pursuant to the procedures approved by the Bankruptcy Court in the aggregate amount of approximately $3.9 million, subject to Friedman's reserved defenses.

                  (b)      Consignment

         As described below, a portion of the jewelry items that the Debtors sell in their retail stores is comprised of goods delivered to the Debtors on consignment. Prior to the Petition Date, consigned goods were delivered to the Debtors for resale by a number of consignment vendors who supply jewelry to Friedman's stores. Many of the Debtors' consignment vendors depend upon their business with the Debtors, including timely remittance of sales proceeds, to sustain their operations. Likewise, the Debtors depend upon the availability of consigned goods on favorable trade terms in order to offer the fullest range of retail jewelry items to their customers.

         Consignment arrangements are very beneficial to Friedman's because Friedman's is not obligated to pay the vendors of the consigned goods until a negotiated date after Friedman's actually sells the consigned goods. Consignment arrangements are customary and normal in the jewelry industry, and prior to the onset of the Debtors' financial difficulties, between 25% and 30% of all inventory in Friedman's stores was supplied on consignment. Beginning in the Fall of 2004, however, consignment shipments began to be reduced and, during the postpetition period, accounted for approximately 10% of Friedman's inventory. In order to increase the amount of goods provided on consignment, Friedman's developed the 2005 Trade Vendor Program, described below, and also obtained authority from the Bankruptcy Court to pay certain prepetition claims of consignment vendors in the ordinary course of business.

                  (c)      2005 Trade Vendor Program

         As described above, Friedman's experienced delays and other disruptions in the timely delivery of jewelry merchandise commencing in the summer of 2004. In an effort to rectify these issues, Friedman's and several of its largest jewelry vendors entered into the Prepetition Trade Vendor Program. While that Program laid the groundwork for more stable vendor relations, including timely receipt of merchandise shipments in anticipation of important holiday selling seasons, Friedman's unfortunately did not obtain a substantial amount of the merchandise that it had hoped to receive on a timely basis for the 2004 Christmas season. The Prepetition Trade Vendor Program, including Friedman's obligations to make amortization payments to vendors on account of substantially past due invoices, was further disrupted as a consequence of the prepetition lenders' discontinuing funding under the Prepetition Credit Facility and the commencement of these Chapter 11 Cases on January 14, 2005.

         This history understandably caused frustration among the Debtors' vendor community and the Debtors. Indeed, in May 2004, past due invoices totaled approximately $23 million. As of the Petition Date, this amount had grown to approximately $70 million. In light of these significant obligations, vendors were reluctant to further increase their exposure to the Debtors by continuing to ship postpetition. This was especially true in connection with 2005 holiday orders. Holiday orders customarily are placed by jewelry retailers in the early summer, after which vendors must incur significant out-of-pocket expenses manufacturing jewelry over the summer months in order to fill such orders. Some of the Debtors' vendors informed the Debtors that the vendors' own liquidity concerns might prevent them from filling such orders absent receipt of some form of consideration on account of prepetition claims, advance payment for 2005 holiday orders, and/or very restrictive trade terms that were unacceptable to the Debtors.

         Because these Chapter 11 Cases were commenced on January 14, 2005, there was little time in advance of the 2005 holiday inventory ordering season (which customarily occurs in May and June) for the vendors and the Debtors to resolve these issues. Thus, a high priority was the negotiation between the Debtors, the Creditors' Committee, and a vendor subcommittee of the Creditors' Committee regarding the significant outstanding obligations owed to vendors under the Prepetition Trade Vendor Program and the Debtors' need to ensure timely delivery of merchandise shipments in anticipation of the 2005 holiday season.

         However, beginning shortly after the Petition Date, Harbert began purchasing interests it termed "participations" in the prepetition claims of vendors who participated in the Prepetition Trade Vendor Program. Harbert eventually entered into participation agreements (the "Participation Agreements") with approximately 30 of such vendors holding approximately $63.4 million face amount of claims, paying the vendors cash equal to 75% of the face amount of their claims. While the Participation Agreements did not purport to be outright assignments of the vendors' claims, Harbert did purchase 100% of the economic interests in each claim.

         However, certain provisions of the documents governing the Prepetition Trade Vendor Program provide that no vendor may assign its rights and/or duties thereunder "without the prior written consent of Friedman's given at Friedman's sole discretion." The documents also provide that any "attempted assignment shall be void," and that any such attempted assignment shall also void the assigning vendor's participation in the Prepetition Trade Vendor Program, including its lien. Certain unsecured creditors, including the Creditors' Committee, initially advised the Debtors that they believed that the vendor claims were no longer secured as a consequence of Harbert's and the vendors' entry into the Participation Agreements, with the result that there would be more unencumbered value in these Estates available for all creditors. Friedman's advised Harbert and the participating vendors, among other things, that Friedman's was reserving its rights with respect to these matters.

         Many of the participating vendors, however, advised the Debtors that they did not believe that the Participation Agreements constituted assignments prohibited by the Prepetition Trade Vendor Program documents. They also asserted that the prohibition on assignment of vendor claims under the Prepetition Trade Vendor Program was not enforceable under the Uniform Commercial Code. Accordingly, they believed that the Participation Agreements were valid; that they were entitled to retain the payments made to them by Harbert; and that the vendor claims, now held by Harbert, remained secured. The secured status of the claims was significant because the terms of the Participation Agreements specifically provided that the vendors had to re-pay Harbert in the event that the claims became unsecured.

         In an effort to resolve these various matters, which remained unclear through most of May 2005 when the Debtors were finalizing their plans for placing 2005 holiday orders, the Debtors and Harbert agreed upon an approach that would provide comfort to those vendors who had entered into Participation Agreements that they could retain the amounts Harbert had paid to them, while also ensuring that the Debtors would obtain commitments from the vendors to fill 2005 holiday orders in accordance with customary trade terms and pursuant to quality standards acceptable to the Debtors. Accordingly, the Debtors filed a motion requesting Court approval of the Debtors' determination to consent to Harbert's and the vendors' entry into the Participation Agreements, subject to three critical conditions.

         First, the Debtors' consent was conditioned upon confirmation of a plan of reorganization and the Debtors' emergence from Chapter 11. Second, there must be an exchange of mutual releases among participating vendors and Jewelry Investors II, L.L.C., the Debtors' pre-petition term loan lender. Third, the Debtors' consent was conditioned upon each vendors' compliance with 2005 vendor trade terms (the "2005 Vendor Trade Terms"). The 2005 Vendor Trade Terms required, among other things, that vendors commit to fill 2005 holiday orders within certain time frames; that they provide to the Debtors acceptable levels of trade credit including, among other things, 60 day payment terms; that they provide significantly enhanced amounts of consignment deliveries; and that vendors comply with Friedman's new vendor manual which contains, among other things, strict product quality standards to ensure that Friedman's receives merchandise of appropriate quality for its customers. On May 26, 2005, the Bankruptcy Court approved the Debtors' business judgment, supported by the Creditors' Committee and subject to a specific reservation of rights by the Creditors' Committee, to consent to the Participation Agreements subject to these conditions. This in turn has laid the groundwork for the Plan that the Debtors now seek to confirm.

                  (d)      Extension of Exclusivity

         The original deadlines during which the Debtors had the exclusive right to file and solicit votes on a plan of reorganization were May 14, 2005 and July 13, 2005, respectively. However, it is very common for retailers attempting to reorganize their affairs under Chapter 11 to need an extended period of time to analyze their business and develop a reorganization plan. Such extended period often includes at least one major holiday season. Most retailers derive a disproportionate share of their annual revenue from the holiday season.

         In these Chapter 11 Cases, the Debtors were focused on attempting to emerge from Chapter 11 as quickly as possible, including, if feasible, during calendar year 2005, prior to the 2005 holiday shopping season. However, they determined that they needed to request an extension of their exclusivity period through the 2005 holiday season in order to preserve the option of reviewing 2005 holiday selling results as part of a possible operational restructuring during the first quarter of 2006. More significantly, the Debtors determined that they needed to obtain an extension of the exclusive period through the 2005 holiday season to ensure vendors that the Debtors would not lose control of their restructuring efforts through competing plans from other parties. Such loss of control would, in the Debtors' view, have negatively affected relations with vendors at a time when the Debtors were attempting to stabilize relations with their vendor community.

         Accordingly, the Debtors requested the Bankruptcy Court to extend their exclusive periods for filing and soliciting a plan to February 28, 2006 and May 30, 2006, respectively. The Creditors' Committee supported the request, conditioned upon the right to request a termination of exclusivity in the event of certain changes in corporate governance of the Company. Only two parties objected to the Debtors' request, Regis Special Situations Fund, LLP and The Yacktman Funds, Inc. (collectively, "Regis & Yacktman"), holders of certain of the Debtors' class A common stock. After an extended evidentiary trial conducted by the Bankruptcy Court on March 31, 2005, the Bankruptcy Court overruled Regis & Yacktman's objections in their entirety and granted the Debtors' requested extension.

         2. Real Property and Related Matters.

                  (a)      Extension of Time to Assume or Reject Unexpired
                           Leases.

         Pursuant to a Bankruptcy Court order dated April 8, 2005, the Bankruptcy Court extended the Bankruptcy Code Section 365(d)(4) deadline for assuming or rejecting the Debtors' unexpired leases of nonresidential real property to August 31, 2005 for all closing store leases, and to February 28, 2006 for all other leases. The order also provides so-called "holiday protection" for landlords which provides that unless the Debtors file a motion to reject any leases on or before September 1, 2005, the Debtors will continue to operate the stores under such leases through December 31, 2005. This extension afforded the Debtors additional time necessary to examine their store and lease portfolio.

                  (b)      Rationalization of Store Base.

         Prior to commencement of the Chapter 11 Cases, the Debtors had begun their store rationalization process. In March 2004, the Company identified approximately 60 underperforming stores and determined to discontinue those retail outlets. During the remainder of 2004, the Company worked with the applicable lessors to terminate the relevant leases and wind down those operations. As of the Petition Date, all of the stores had been closed, and in connection with the Debtors' first day orders, described above, the Debtors rejected the leases associated with these locations.

         Also prior to the Chapter 11 Cases, the Debtors engaged Gemini Realty Advisors LLC ("Gemini") as real estate advisor to assist the Debtors in analyzing and evaluating the Debtors' real estate properties, including leases and owned real estate. The Bankruptcy Court approved the retention of Gemini on February 22, 2005, retroactive to January 24, 2005. In addition, the Debtors retained Abacus Advisors Group, LLC ("Abacus") as inventory valuation consultant for the Debtors to assist the Debtors in connection with any liquidation of the inventory at the Debtors' stores, including stores that the Debtors ultimately determined to close. The Debtors' retention of Abacus was approved by the Bankruptcy Court by an order entered on February 22, 2005.

         Thereafter, the Debtors, with the assistance of Gemini and Abacus, analyzed various aspects of the financial performance of all of their retail store locations and certain other real properties. This analysis was very comprehensive, and took into considerations a host of factors, including an assessment of each store's future prospects to be profitable. As a result of this review, the Debtors identified 164 stores that the Debtors determined were not performing in accordance with expectations, and that would not form part of the Debtors' go- forward restructuring strategy. Indeed, the Debtors sought to close these stores due to their diminishing profitability, because the stores were becoming a cash drain on the Debtors, and because their performance was substantially undercutting the overall performance of Friedman's stores. The Debtors' determination to close these stores was approved in an order entered by the Bankruptcy Court on March 10, 2005.

         In furtherance of their store closing efforts, the Debtors obtained approval from the Bankruptcy Court to conduct inventory liquidation sales at each of these closing stores. To assist in the process of closing the stores and liquidating the related inventory, the Debtors, with the assistance of Abacus, negotiated and entered into an agency agreement with a joint venture comprised of Gordon Brothers Retail Partners LLC; The Nassi Group, LLC; SB Capital Group, LLC; and Bobby Wilkerson Group. The liquidation of the Debtors' inventory at the 164 closing stores was completed in June 2005. The Debtors received approximately $15.2 million in net proceeds from the store closing sales and from discontinued merchandise that was transferred to the closing stores for liquidation.

         In the ordinary course of business, the Company will continue to review and rationalize its store base and look to optimize its retail locations. To the extent that any decisions are made with respect to these optimization efforts, those decisions will be set forth in an Exhibit to be filed by the Exhibit Filing Date.

                  (c)      Disposition of Closed Stores.

         The Debtors leased all 164 of their closing stores. In order to ascertain whether there was any value in these leases and in order to maximize and capture any such value, the Debtors engaged Retail Consulting Services, Inc. ("RCS") as the Debtors' broker and disposition consultant for the purpose of marketing and selling the leases. As part of this effort, the Debtors requested and obtained Bankruptcy Court approval of procedures for the sale or other disposition of the leases, including deadlines for parties in interest to submit bids and the date for conducting any auction. The Debtors marketed these leases, with the assistance of RCS, to validate and determine whether the footprint of these leases was desired in the market. Despite the comprehensive efforts to market the leases, very little interest was expressed in them. This was not necessarily surprising to the Debtors or RCS insofar as the stores relating to these leases were near market value, had short remaining terms and were for small locations. Ultimately, the Debtors entered into agreements with landlords to terminate five of the leases in exchange for waiver of any rejection claims, and they entered into an agreement to assume and assign one lease to a third party. All of the remaining 158 closing store leases were rejected.

         3. Employee Compensation Arrangements.

         In order to address the problems related to the potential turnover of key employees during these Chapter 11 Cases, the Debtors analyzed and developed a comprehensive employee compensation program (the "KECP"). The KECP was designed to minimize management and other key employee turnover by providing incentives for employees, including senior management, to remain in the Debtors' employ and to maintain the value of the Debtors' estates during these proceedings. The KECP differs from most other incentive programs in that the it does not include a retention or "pay to stay" component. Rather, the KECP includes only incentive-based compensation designed to motivate employees to achieve performance targets and a successful reorganization.

         The KECP covers two groups of the Debtors' employees. The first group is comprised of approximately 80, predominantly senior management-level employees, who work at the company's headquarters, or "support center," in Savannah, Georgia (collectively, "Management"). The second group of employees was comprised of approximately 3,000 (a number that is now somewhat smaller) non-management employees, including regional vice presidents, district managers, store managers, assistant store managers, sales personnel, and collections personnel and supervisors.

         The KECP as it relates to Management has three components: (i) an annual incentive plan, (ii) a severance plan, and (iii) an exit plan. The annual incentive plan was designed to promote the Company's business turnaround efforts by conditioning payments on employees' achievement of certain financial objectives. Employees' eligibility to receive annual bonuses is dependent on whether Friedman's reaches its projected business plan EBITDAIR levels for the year and whether the employee meets individual performance objectives. Under the severance plan, an employee who is involuntarily terminated as a result of a restructuring, a reduction in workforce, or a position elimination will be paid a severance payment based on a formula related to the employee's base salary.

         The exit plan affords eligible employees cash payments and, in some cases, options to acquire stock in Reorganized Friedman's upon emergence from Chapter 11. The exit compensation plan was designed to incentivize employees to achieve a successful restructuring and to stay with the Company after emergence in order to continue its go-forward operations. A total of 50% of the cash awards are payable upon emergence from Chapter 11; 25% is payable six months thereafter; and the remaining 25% is payable on the first year anniversary of emergence.

         The exit plan payments also include options constituting up to 10% of the equity in Reorganized Friedman's to eligible employees; 8% of such options will be granted pursuant to assigned percentages to the chief executive officer, the chief administrative officer, the executive vice president of stores, a permanent chief financial officer (when appointed) and certain vice presidents. The remaining 2% was reserved for employees covered under the KECP as approved by the compensation committee of the Company's board of directors. When Friedman's hired Pamela J. Romano, a portion of this option reserve was granted to Ms. Romano, leaving 1.25% currently still in reserve. The KECP contemplates that 100% of the options under the exit plan will be granted upon emergence; 50% of the options will vest at emergence at a nominal strike price, and 25% will vest on each of the first and second anniversaries of the emergence date at a strike price equivalent to the mid-point of the valuation range established in the Disclosure Statement.

         In addition to the KECP, Friedman's entered into executive employment agreements with new senior management who joined the Company commencing in June 2004. These contracts included the incentive and emergence compensation targets and awards that are part of the KECP. Friedman's entered into employment agreements with Sam Cusano, as chief executive officer; Pamela J. Romano, as president and chief operating officer; C. Steven Moore, as chief administrative officer, general counsel and secretary; Eric A. Kovats, as executive vice president of stores; and Steven Zeringue, as vice president of credit.

         Under the terms of Mr. Cusano's employment agreement, Mr. Cusano is to serve as chief executive officer until June 2006, subject to extension. Mr. Cusano receives an annual base salary of $750,000, and is eligible for annual reviews for increases.

         Under the terms of Ms. Romano's employment agreement, Ms. Romano is to serve as president and chief operating officer until April 2007, subject to extension. Ms. Romano's employment agreement provides for a base salary of $500,000. In addition, Ms. Romano received a signing bonus of $200,000. Under the terms of Mr. Moore's employment agreement, Mr. Moore is to serve as chief administrative officer, general counsel, and secretary until June 2006, subject to extension. Mr. Moore's employment agreement provides for a base salary of $350,000. Under the terms of Mr. Kovats' employment agreement, he is to serve as executive vice president of stores until July 2006, subject to extension. Mr. Kovat's employment agreement provides for a base salary of $300,000.

         Under the terms of Mr. Zeringue's employment agreement, Mr. Zeringue is to serve as vice president of credit until December 2006, subject to extension. Mr. Zeringue's employment agreement provides for a base salary of $200,000. Effective December 13, 2004, Ken Maher was appointed as interim chief financial officer pursuant to a letter agreement which expired on March 22, 2005, and was not extended. Mr. Maher continues to act as interim chief financial officer until a permanent chief financial officer is appointed.

         4. Zale Litigation

         On June 3, 2005, Friedman's filed a complaint in the Bankruptcy Court against Zale Corporation, one of Friedman's largest competitors, alleging that Zale had violated the automatic stay in Friedman's Chapter 11 Cases. Friedman's alleged in the complaint, among other things, that Zale improperly interfered with Friedman's business relations with its vendors. Friedman's sought to enjoin Zale from such activities, and also sought a declaration that Pamelo Romano, Friedman's president and a former employee of Zale, had not violated her settlement and release agreement with Zale, which required, among other things, that Ms. Romano retain as confidential certain information she obtained while in Zale's employ.

         On June 14, 2005, Zale filed a complaint and related proceedings against Ms. Romano in the District Court of Dallas County, Texas, 116th Judicial District, alleging, among other things, that Ms. Romano had violated certain terms of the settlement and release agreement after she became employed at Friedman's. The next day, June 15, 2005, Zale responded to the complaint that Friedman's had filed in the Bankruptcy Court. In its response, Zale alleged, among other things, that Friedman's, through Ms. Romano, had misappropriated Zale's trade secrets and confidential information, had improperly solicited Zale employees, and had tortiously interfered with Zale's business and customer relations.

         Later that same day, the Debtors filed an emergency motion with the Bankruptcy Court requesting a temporary restraining order and a preliminary injunction seeking to enjoin Zale's prosecution of the Texas state court action. At a hearing conducted later in the afternoon, the Bankruptcy Court entered orders (i) temporarily restraining Zale's prosecution of the Texas action, (ii) scheduling a preliminary injunction hearing and authorizing the parties to take expedited discovery in connection therewith, and (iii) directing Friedman's not to take or suffer any action that would cause Ms. Romano to breach certain material provisions of the settlement and release agreement and ordering Friedman's to direct Ms. Romano's compliance with same.

         After extended negotiations, the Debtors, Zale, and Ms. Romano thereafter agreed to settle their disputes pursuant to a settlement agreement. Under the settlement, the parties agreed to dismiss all litigation with prejudice. As part of the settlement, the Bankruptcy Court will be requested to enter an agreed order providing that no settling party will, for a period of three years from the effective date thereof, state to any jewelry vendor that it will not do business with that vendor because that vendor does business with the other party. Notwithstanding anything to the contrary contained in the settlement agreement, during such three year period and at all times thereafter, each party reserves all of its rights to refuse to do business or otherwise change the terms and conditions under which it does business with any jewelry vendor for any reason or no reason at all at any time.

         Under the settlement, the parties further agreed to an order by the Texas court providing that Ms. Romano will not for a period of three years from the effective date of the settlement directly or indirectly induce or attempt to induce, or cause any person or other entity to induce, or attempt to induce, any person who is an employee of Zale to leave the employ of Zale; that Ms. Romano will not for a period of three years from the effective date of the settlement Agreement directly or indirectly disclose the names or contact information of Zale employees to third parties for the purpose of inducing, or attempting to induce, any person who is an employee of Zale to leave the employ of Zale; and that Ms. Romano will not for a period of three years from the effective date of the settlement agreement directly or indirectly disclose or otherwise use for the benefit of Friedman's or any other entity, any confidential or proprietary information, as defined in her settlement and release agreement with Zale, without prejudice to Zale's right otherwise to protect its trade secrets under applicable law.

         Finally, under the settlement, the Bankruptcy Court's proposed order will provide that for a period of three years from the effective date of the settlement agreement, Friedman's will not take nor suffer any action that will cause Ms. Romano to directly or indirectly violate certain material provisions of her settlement and release agreement; and Friedman's will immediately direct that Ms. Romano comply in all respects with the settlement and release agreement.

         5. Hurricane Katrina

         Hurricane Katrina initially impacted 44 stores, most of which were able to reopen in a short period of time. Thirteen stores have been more substantially impacted. Of these 13 stores, five may be able to reopen relatively quickly, but eight stores will likely be closed much longer. Friedman's is working with its insurance broker, Palmer & Cay, and its insurance carrier to determine the amount of insurance coverage available to the Debtors to offset the impact of Hurricane Katrina. The Debtors do not believe that the effects of Hurricane Katrina will have a materially adverse impact on the Debtors' ability to reorganize.

G.       Joint Review Investigation

         1. Introduction

         On April 28, 2005, the Bankruptcy Court entered an order authorizing the Debtors and the Creditors' Committee, as co-fiduciaries, to conduct an investigation into allegations of prepetition corporate governance, accounting, legal, and other irregularities that had become the subject of inquiries by several government agencies and lawsuits filed by shareholders and other claimants and that also had become the subject of certain prepetition investigations by Friedman's and related matters and transactions that may have pre-dated the investigations. Pursuant to the Bankruptcy Court's order, a working group comprised of representatives of the Debtors and the Creditors' Committee (the "Joint Review Committee") was formed to conduct the investigation.

         The three purposes of the investigation thereafter conducted (and still being conducted) by the Joint Review Committee were as follows: (i) confirm that Friedman's has separated any persons who were responsible for any of the alleged irregularities; (ii) to confirm that a plan exists to develop and implement internal controls to mitigate the prospect of recurrence of any such irregularities; and (iii) to preliminarily determine if any estate claims relating to or arising in connection with such irregularities exist, and if so-, assess their viability.

         The Joint Review Committee was assisted by work prepared pre- and/or postpetition by (i) restructuring co-counsel to the Debtors, Inglesby, Falligant, Horne, Courington & Chisholm, and Skadden, Arps, Slate, Meagher & Flom LLP; (ii) special litigation counsel to the Debtors in connection with certain inquiries being conducted by agencies of the federal government, White & Case LLP; (iii) special counsel to the audit committee of the Debtors' board of directors, Nixon Peabody LLP; (iv) co-counsel to the Creditors' Committee, Otterbourg, Steindler, Houston & Rosen, P.C. and Ellis, Painter, Ratterree & Adams LLP; and (v) forensic accountants to the Joint Review Committee, Mesirow Financial Consulting.

         The Bankruptcy Court order creating the Joint Review Committee approved a joint interest and confidentiality agreement, which afforded the Creditors' Committee representatives on the Joint Review Committee substantial, confidential access to investigatory materials. In conducting the investigation, the Joint Review Committee drew upon substantial investigatory work conducted prior to the Petition Date by White & Case LLP, Nixon Peabody LLP, and other professionals. It was also assisted by a cooperative relationship established by the Debtors, through White & Case LLP, with agencies of the federal government conducting inquiries into the Debtors' conduct.

         The investigatory work conducted prior to the Petition Date and utilized in various degrees by the Joint Review Committee included the review of electronic and hard documents comprising approximately 1.3 million pages. It also includes written memoranda of over 50 witness interviews. In addition, the Joint Review Committee issued subpoenas to nineteen individuals, including former directors, officers and other employees of the Company, that the Debtors believe possess knowledge relevant to the joint investigation. The Joint Review Committee reviewed work papers from the Company's adjustment of its account balances, minutes from and presentations made at pre-petition meetings of the Company's board of directors and the audit committee of the board of directors. Finally, the Joint Review Committee has identified additional institutions and individuals upon which it has or will serve subpoenas requesting production of documents and noticing Rule 2004 examinations.

         2. Scope of Investigation

         The Joint Review Committee investigated several primary areas: (i) allegations made by a receivables factor that the Debtors and certain of their vendors had defrauded the factor; (ii) allegations of accounting irregularities and deficiencies in the creation and reporting of Friedman's prepetition financial statements; (iii) allegations of improper transfers from Friedman's to Crescent Jewelers, and others; and (iv) allegations of irregularities in the representation of Friedman's by certain professionals. A related area that the Joint Review Committee monitored, but which was not the subject of investigation by the Committee, concerned allegations by certain state authorities that the Debtors had engaged in improper consumer practices in connection with their sale of jewelry products. Each of these areas is summarized below.

                  (a)      Capital Factors Litigation

         Prior to the Petition Date, Cosmopolitan Gem Corporation ("Cosmopolitan") was a vendor for Friedman's. Cosmopolitan provided inventory to Friedman's on consignment. It also sold inventory to Friedman's pursuant to various trade terms. Cosmopolitan in turn sold receivables owed to it by Friedman's to a factoring company, Capital Factors, Inc. Friedman's and other customers of Cosmopolitan, including Crescent and Whitehall Jewelers, allegedly directed payments on account of outstanding invoices to Cosmopolitan instead of Capital Factors.

         On August 13, 2003, Capital Factors brought suit against Friedman's, Crescent, Whitehall Jewelers and numerous other jewelry companies in New York state court. Capital Factors alleged that the named defendants intentionally or negligently participated with Cosmopolitan in the misrepresentation of the balance of Cosmopolitan's accounts receivable, the effect of which was to induce Capital Factors to advance inflated amounts to Cosmopolitan. Capital Factors also alleged that Cosmopolitan's customers, including Friedman's and Crescent, improperly diverted payments on accounts with Cosmopolitan away from Capital Factors and directly to Cosmopolitan. Capital Factors sought damages of over $30 million, plus punitive damages.

         In connection with Crescent's bankruptcy proceedings, Capital Factors filed a motion seeking to lift the automatic stay in connection with this litigation. In its responses to such motion, Crescent has taken the position that any improper actions were the fault of Friedman's. The Debtors dispute Crescent's allegations. Capital Factors also filed claims in Friedman's Chapter 11 cases asserting damages in excess of $55 million.

                  (b)      Alleged Accounting Irregularities

         On September 8, 2003, approximately one month after Capital Factors filed its suit against Friedman's and Crescent, Friedman's announced that the SEC had contacted Friedman's and Crescent to advise them that the SEC had opened an informal inquiry into the allegations raised in Capital Factors' suit. Later that month, Friedman's disclosed that the United States Attorney's Office for the Eastern District of New York (the "USAO") had notified Friedman's that it also was conducting an investigation into the allegations raised by Capital Factors. In connection with the SEC and USAO investigations, the audit committee of Friedman's board of directors initiated its own internal investigation into the matter.

         Approximately two months later, on November 11, 2003, Friedman's announced the need to increase its reserves for doubtful accounts in connection with receivables generated by sales of jewelry merchandise to customers on credit. Friedman's historically derived approximately 50% of its revenue from sales of jewelry to customers on credit terms, under which the customer pays for the jewelry with a down payment, followed by a series of installment payments over time ranging from 3 to 24 months. Customer receivables are carried on Friedman's books, but are written off if payments are not received in accordance with certain parameters or the receivables otherwise are judged uncollectible. Prior to November 11, 2003, in its public filings, Friedman's stated that it maintained a reserve on its books for doubtful accounts based on, among other things, historical experience, the composition of outstanding balances, and trends at specific stores.

         In the November 11, 2003 announcement, however, Friedman's stated that the allowance for doubtful customer accounts on the company's balance sheet as of September 27, 2003 would increase above previous expectations. Specifically, the company advised that the allowance was expected to be in the range of 14% to 17% of accounts receivable compared to the previously disclosed expectation of 10.5%. Friedman's also disclosed that the SEC investigation into the Capital Factors litigation had been expanded, through issuance of a formal order of investigation, to include a review of the company's allowance for doubtful accounts and other financial matters. As part of that review, the SEC sought to determine whether Friedman's may have issued materially false or misleading financial disclosures under the Securities Act and the Exchange Act. The previously-announced USAO investigation into the Capital Factors allegations likewise was expanded into the company's allowance for doubtful accounts and other financial matters. In connection with these announcements, Friedman's placed its chief financial officer, Victor M. Suglia, on a leave of absence. Mr. Suglia never worked for Friedman's again, other than pursuant to a consulting arrangement.

         Six days after these announcements, on November 17, 2003, the Company issued a press release stating that it would restate its previously issued financial results for at least fiscal years 2000, 2001, and 2002, and for the first three quarters of 2003, and that such previously issued financial statements should not be relied upon. The company's auditor, Ernst & Young LLC, informed the company that it was withdrawing its audit opinions in connection with the previously-filed financial statements. Friedman's stated that the principal reason for the restatement was concern over the accounting for the allowance of doubtful accounts, which the company believed, based on the most recent information then available, would exceed the 17% announced the week before. The company subsequently stated that it had identified several other areas of the financial statements warranting adjustment, including inventory, accounts payable, and accrued liabilities.

         Over the course of the next several months, a series of events occurred in rapid succession as a consequence of the foregoing revelations. On December 2, 2003, Bradley J. Stinn, Friedman's chief executive officer and a member of the board of directors, resigned from the company and the board. On December 23, 2003, the chairman of Friedman's board of directors, Sterling M. Brinkley, resigned. He assumed the position of chief executive officer of Crescent immediately thereafter. The following spring, Ernst & Young LLC, which had served as independent accountant to both Friedman's and Crescent prior to that time, resigned as independent auditor to Crescent. In connection with such resignation, on March 15, 2004, Friedman's announced that financial information for Crescent previously included in Friedman's public filings, including statements about the value of Friedman's investments in Crescent (described below), should no longer be relied upon.

         Two weeks later, Friedman's stated that it had received a "Wells Notice" from the SEC. A Wells Notice from the SEC affords recipients an opportunity to present information and defenses in response to the SEC prior to SEC staff making a formal recommendation on whether disciplinary action should be authorized. In Friedman's case, the Wells Notice indicated that SEC staff were considering recommending that the SEC authorize a civil enforcement action in federal court against Friedman's, alleging that the company had violated the Securities Act and the Exchange Act. On May 12, 2004, the NASDAQ announced that it had de-listed Friedman's class A common stock. The Wells Notice was supplemented in October 2004 in connection with the SEC's consideration of whether registration of Friedman's shares should be revoked or suspended.

                  (c)      Crescent and Other Transactions

         As stated above, Friedman's has a connection, through indirect common stock ownership, with Crescent, a jewelry chain located on the West Coast. Specifically, Friedman's and Crescent each have outstanding class B common stock that is owned indirectly by Phillip Ean Cohen. Such stock entitles Mr. Cohen to appoint 75% of the members of the board of directors of each of Friedman's and Crescent. As described in more detail above, during a significant period of time relevant to the Joint Review Committee's investigation, Mr. Cohen had appointed directors and management that were common to both of Friedman's and Crescent.

         Also as explained in more detail above, beginning in October 1996, Friedman's began making significant transfers of cash to Crescent, initially in the form of a secured loan and a subordinated note in the face amount of $20 million. At the time of that transaction, Sterling Brinkley was a director and officer of both Friedman's and Crescent, and Bradley Stinn and Robert Cruickshank were directors of both Friedman's and Crescent. Thereafter, Friedman's and Crescent periodically entered into additional transactions, the effect of which were to increase Friedman's total investments in Crescent. On each occasion, there were directors and officers common to both entities.

         There were two significant transactions between Friedman's and Crescent that warrant emphasis, one which occurred in 1999, and another in 2002. On September 15, 1999, Crescent entered into a secured credit agreement with a consortium of lenders affording it with borrowing availability of up to $112.5 million. At that time, Friedman's executed a written guarantee of Crescent's obligations under this agreement. At the time Friedman's executed this guarantee, Crescent was facing financial issues. For instance, on the same date that it entered into the credit agreement, Crescent entered into restructuring agreements with certain debt holders and trade creditors under which a total of $70 million in debt was compromised for $22.8 million. The cash for these payments was funded from the credit agreement that Friedman's had guaranteed. Crescent's audited financial statements revealed significant losses and deficits in shareholders equity at this time.

         The foregoing financing was restructured in 2002. Specifically, on August 28, 2002, Crescent entered into a $50 million secured revolving credit facility with a consortium of lenders. At that time, Friedman's also invested $85 million in Crescent in the form of a $35 million floating rate senior subordinated note and $50 million of preferred stock. Friedman's obtained the funds for these investments from a new $150 million revolving credit facility. The $85 million in proceeds to Crescent provided by the Friedman's investment, plus amounts drawn on the new Crescent $50 million facility, were used to pay Crescent obligations owing on account of the 1999 transaction.

         As a consequence of Friedman's incurrence of obligations on the $150 million secured facility and its investment of $85 million in Crescent, Crescent's secured obligations to its lenders decreased from approximately $112.5 million to approximately $50 million, whereas Friedman's secured obligations to its lenders increased from $67.5 million to $150 million. Friedman's security for its investments in Crescent also decreased: the Crescent obligations that Friedman's had previously guaranteed were secured, whereas the $85 million investment that replaced the guarantee obligation took the form of unsecured debt and preferred stock. Crescent's audited financial statements revealed continuing losses and significant shareholder deficits. Friedman's 10-K for the fiscal year ended September 28, 2002 stated that its $85 million in investments in Crescent were recorded on Friedman's balance sheet at their face value. This statement was repeated in a prospectus supplement dated September 19, 2003.

                  (d) State Attorneys' General Matters - Credit Insurance Practices

         In early 2000, multiple state attorneys general from states where Friedman's conducts business commenced consumer protection investigations into Friedman's consumer credit practices. As described above, Friedman's historically has derived a significant percentage of its revenue from sales of jewelry to customers on credit, with payments by customers made on an installment basis over time. In connection with such sales, Friedman's frequently sold customers credit insurance. Such insurance was designed to pay the balance of the purchase price in the event that the customer was unable to do so as a consequence of death or disability, or in the event that the jewelry was lost or stolen.

         The state attorneys general alleged, however, that Friedman's sold credit insurance to customers in violation of state consumer protection laws. Specifically, they alleged, among other things, that Friedman's charged customers premiums for credit insurance without advising the customers that Friedman's was doing so; attempted to collect insurance payments from customers who had not signed any application for such insurance; and convinced customers to buy credit insurance by informing them that the insurance was required when, in fact, it was optional. In December 2004, attorneys general from Florida, Tennessee, and Texas filed suits against Friedman's requesting injunctive and monetary relief in connection with these practices.

         As noted above, Friedman's credit insurance practices were not the focus of any direct inquiry by the Joint Review Committee, although the Committee monitored the company's efforts to resolve these matters as part of the Committee's objective that any improper practices were stopped and that appropriate controls were planned to be or actually implemented to minimize the prospect of such practices recurring in the future. In this regard, prior to the Petition Date, Friedman's investigated the attorneys' general allegations and implemented processes to ensure that no improper credit insurance practices would be undertaken in the future, and that state laws respecting credit insurance would be complied with in all respects. The state attorneys general have filed monetary claims in these Chapter 11 Cases on account of Friedman's alleged prior practices.

         Moreover, new management of the company determined that, as a business matter, Friedman's historically had placed too much emphasis on sub-prime credit sales practices. Such practices were, in part, a result of the emphasis former management placed on credit sales and incentive compensation for store level employees that motivated them to focus more on credit sales rather than cash sales. The result was an uncoordinated, de-centralized credit extension policy that led to poor decisions and extensions of credit to persons with bad credit; significant levels of customer defaults; and large write-offs of customer receivables. As described below, the company has taken significant steps to reform these practices and improve credit-making decisions.

         3. Remedial Steps and Implementation of Controls

         In the months leading to the commencement of these Chapter 11 Cases and during the months thereafter prior to the filing of this Disclosure Statement, Friedman's has undertaken an extensive array of steps designed to remedy any and all deficiencies in its business practices and to implement controls to minimize the prospects of such practices occurring in the future. While the process of monitoring and maintaining an atmosphere of ethical and prudent business practices is never complete, the Joint Review Committee believes that the remedial steps and implementation of controls described herein represent substantial progress towards ensuring that Reorganized Friedman's will be a responsible member of the business community for the benefit of all of its stakeholders.

                           (i)   Changes in Management

         As an initial matter, all members of senior management of Friedman's who were employed by the company during the times of the foregoing events have resigned or been removed, including (i) Sterling M. Brinkley, former chairman of the board; (ii) Bradley J. Stinn, former chief executive officer; (iii) Victor M. Suglia, former chief financial officer; (iv) John Mauro, former controller; (v) Douglas D. Anderson, former chief operating officer; (vi) William Milligan, former vice president of credit, (vii) Robert S. Morris, former executive vice president of store operations and officer of Cosmopolitan; (viii) Josh Shenk, former financial analyst; (ix) Stuart C. Clifford, former senior vice president of retail productivity; and (x) Henry Thompson, former treasurer.

         Since June 2004, Friedman's has hired new management devoted to restoring the company's integrity and financial health, including (i) Sam Cusano, as chief executive officer; (ii) Pamela J. Romano, as president and chief operating officer; (iii) C. Steven Moore, as general counsel and chief administrative officer; (iv) Ken Maher, as interim chief financial officer;
(v) Bruce Breedleve, as vice president and controller; (vi) Eric A. Kovats, as interim executive vice president of stores; and (vii) Steven J. Zeringue, as vice president of credit.

                           (ii)  Changes in Corporate Governance and Ownership

         Additionally, certain corporate governance reforms and related matters were implemented, both before and after the Petition Date. For instance, prior to the Petition Date, the company adopted a charter provision requiring that any action proposed to be taken by written consent of shareholders be effectuated only after the fixing of a record date 10 days after notice of the proposed action, followed by consideration of the matter 10 days thereafter. Moreover, the order entered by the Bankruptcy Court extending the Debtors' exclusive period for filing a plan of reorganization authorized the Creditors' Committee to seek termination of exclusivity in the event of certain changes in the board and management of the company. The effect of these changes was to limit the amount of effective control over Friedman's available to Mr. Cohen, the sole direct and/or indirect owner of all shares of Friedman's class B common stock with power to appoint 75% of the board members.

         Under the Plan, existing senior management will continue with Reorganized Friedman's. A new and independent board will be selected in accordance with the provisions of the Plan. The company's existing common stock structure, including the class B common stock held directly and/or indirectly by Mr. Cohen, will be cancelled, thereby eliminating any further control exercisable by Mr. Cohen over the company. The company's old common stock will be de-registered, and it will emerge from chapter 11 as a private company, owned in whole or in substantial part by Harbert, the company's plan investor who has significant experience in assisting the restructuring and reorganization of distressed companies.

         Reorganized Friedman's also will be free of any Claims arising out of any Securities Actions, with such Claims being subordinated and discharged under the Plan. Friedman's also retained Deloitte & Touche LLP to begin the implementation of an internal audit program. Deloitte & Touche began its work by conducting a risk assessment and since has worked with management and the audit committee of the board of directors to implement control processes. Although Deloitte & Touche works with management, it reports directly to the audit committee. The Bankruptcy Court approved the retention of Grant Thornton LLP on September 14, 2005, retroactive to July 6, 2005 to serve as the Debtors accounting advisors and tax accountants, and, upon emergence from Chapter 11, as the Debtors external auditor.

         Finally, Friedman's has implemented a number of ethics initiatives and compliance programs designed to avoid repetition of mistakes committed by prior management and other employees. An ethics committee was appointed by the board of directors and is comprised of the chief administrative officer, chief information officer, executive vice president of stores, vice president of human resources and vice president of loss prevention. The ethics committee reports to the audit committee of the board of directors and, in addition to addressing ethics issues as they arise, is in the process of establishing a revised Company code of conduct, vendor ethics program, and system for verifying the absence of employee and vendor conflicts. Moreover, a compliance committee will also be established to ensure that a comprehensive control environment is in place to minimize the possibility of future violations of laws and ensure that Friedman's business is operated in a manner that emphasizes business and ethical controls and, accordingly, protects the interests of Friedman's stakeholders.

                           (iii) Changes in Accounting and Business Practices

         As indicated above, Friedman's announced in November 2003 that its previously- issued financial statements for fiscal years 2000, 2001, and 2002 and for the first three quarters of 2003 should not be relied upon, and that the company intended to work with its independent auditor, Ernst & Young LLC, to restate such financials. While an extensive amount of work was undertaken by the company and Ernst & Young LLC on the audit and restatement of these financial statements prior to the Petition Date, Ernst & Young LLC resigned as independent auditor of Friedman's shortly after the commencement of Friedman's Chapter 11 Cases.

         Friedman's thereafter explored the possibility of retaining another nationally- recognized accounting firm to complete the audit. However, Friedman's learned that it would take approximately two years and a prohibitive sum to complete the audit. In part because of this reality, the Debtors determined to structure the Plan so that Reorganized Friedman's would emerge as a private company without the need to file historical public financial statements.

         In addition, Friedman's has significantly retooled its practices in connection with sales of jewelry on credit, in part with the assistance of First Annapolis Consulting, a firm that specializes in assisting companies in evaluating their credit policies and implementing improvements. Indeed, as described above, the company historically placed significant emphasis on sales on credit, resulting in poor risk analyses and extensions of credit to persons with bad credit; significant levels of customer defaults; and large write-offs of customer receivables. Friedman's new focus entails placing less emphasis than was historically the case on credit versus cash sales; ensuring that only persons eligible for credit get credit; ensuring that all credit decisions are properly made; and removing the discretion of individual store managers to override the company's credit policies without seeking approval from a central credit office.

         In order to implement this new focus, Friedman's has hired an increased number of specialized "credit authorizers" to ensure that customers receive only the credit they request and that is justified by their credit history and risk profile and conducted audits to determine and monitor compliance and, where necessary, address any deficiencies. The result for Friedman's has been a reduced level of credit sales. Lower revenues from this reduced level of credit sales should be offset, in part, however, by a dramatic decrease in defaults and credit losses.

         Friedman's also undertook steps, prior to the Petition Date, to ensure that credit insurance practices, which had become the focus of state attorneys general investigations, were compliant with state law. In 2002, the company implemented a contract compliance program, whereby a group of associates is responsible for reviewing each credit related contract and ensuring that the contract has been correctly executed, i.e., that all signatures are in place, that the appropriate boxes are marked, etc. To the extent such associates identify any non-compliance, the company takes follow-up steps to determine the reasons for non- compliance, as well as to remedy the issue. Also, the stores, together with the loss prevention department, now conduct regular store audits that are designed to identify any control weaknesses. These audits include matters relating to credit and, again, to the extent any weaknesses are found, follow-up action occurs. The Company also has undertaken a complete review of its credit contract forms to ensure they are compliant with applicable law. As this review is completed, any changes that should be made will be made, and a review of these contracts and their legal compliance will be monitored on a regular basis.

         4. Potential Estate Claims

         The Joint Review Committee believes that Friedman's may have suffered material harm as a result of the prepetition acts of certain parties, harm that has derivatively injured the Company's stakeholders. While it is difficult to calculate or estimate the extent of Friedman's injury, and while there is no assurance that there will be any recovery on account of estate claims against persons who engaged in such acts, the Debtors note that in excess of $85 million in value was transferred from Friedman's to Crescent prior to the Petition Date, and that the expected return to Friedman's on account of these transfers is highly speculative. Moreover, Friedman's peak market capitalization value was approximately $282 million based on approximately 17.6 million shares of stock at a market price of over $16 per share. That value was as of September 8, 2003, the day that Friedman's announced that the SEC and the USAO had opened investigations into the Capital Factors allegations. Today, Friedman's stock is worthless.

         The Debtors, after consultation with the Creditors' Committee, have determined that a creditors' litigation trust is the preferred available mechanism for pursuing and resolving any legal claims that may arise out of the Joint Review Committee's investigations. As part of the Plan, the trustee of the trust would be charged with responsibility for determining whether claims exist, which claims to pursue, and litigating such claims. Pursuant to the Plan, the Debtors will share with the trustee evidence gathered and certain work product developed during the investigation, as more specifically set forth in a trust agreement governing creation of the trust. Certain investigatory work is continuing, and nothing herein is intended to limit in any way the causes of action that may exist or that the trustee may bring.

         It cannot be predicted at this date which claims the trustee will determine exist or would choose to pursue. Nor can the outcome of any such litigation be foreseen. Nor would it be in the estates' interest at this juncture to lay out a road map for potential defendants by providing a detailed report of the evidentiary basis for such claims. However, consistent with their obligations under Section 1125 of the Bankruptcy Code, the Debtors believe that credible and persuasive evidence has been adduced to date to support the allegations of accounting irregularities and improper transactions with Crescent detailed above.

         In particular, the evidence supports the conclusion that Friedman's former management manipulated the company's financial statements, including its allowance for doubtful accounts, to meet targeted earnings for fiscal years 2000-2003. Such misconduct resulted from a combination of upper management setting unrealistic financial goals and forcing subordinates to meet those goals. The company's senior management displayed a reckless disregard for generally recognized accounting principles. The Joint Review Committee also believes that the Company's former financial and legal professionals may share culpability for these acts. In addition, Friedman's former management and former financial and legal professionals may be liable for damages caused by Friedman's significant transfers of cash to Crescent in the time period covered by the Joint Review Investigation.

         Accordingly, based on evidence developed to date in the investigation, the Debtors believe but have not yet determined that the estate may have legal claims against certain officers, directors, and controlling shareholders on grounds that they were derelict in performing their duties to the company, its employees, vendors, and investors. These claims include, without limitation, such claims as breach of the fiduciary duties of due care, loyalty, good faith, and candor; gross negligence; and certain bankruptcy-related causes of action. In addition, evidence developed during the investigations indicates that the Debtors' estates may have claims for breach of contract and related misconduct, including professional negligence and malpractice, against certain third-parties who purported to provide accounting, audit, legal, and other services to Friedman's. Finally, the Debtors may have claims against Crescent on account of the transfers of value from Friedman's to Crescent outlined above, and possibly to subsequent transferees of such value such as Bank of America, N.A. Bank of America, N.A. contests and denies the assertion that the Debtor has any claims against Bank of America, N.A., including any fraudulent transfer claims, and further asserts that any such claims have been released and are the subject of indemnification obligations under the Debtor's credit agreements.

H.       Summary of Claims Process and Key Categories of Claims

         1. Schedules and Statements of Financial Affairs

         On April 14, 2005, the Debtors filed with the Bankruptcy Court their Schedules of Assets and Liabilities and Statements of Financial Affairs (collectively, the "Schedules and Statements"). Separate Schedules and Statements were filed for each of the eight Debtors in these Chapter 11 Cases:
FCJV Holding Corp., FI Stores Limited Partnership, Friedman's Beneficiary, Inc., Friedman's Florida Partnership, Friedman's Holding Corp., Friedman's Management Corp., Friedman's Inc., and Friedman's Investments LLC. On May 17, 2005, the Debtors filed various amendments to their Schedules and Statements (the "Amended Schedules and Statements"). Among other changes, the Amended Schedules and Statements contain revisions to certain inter-company account balance information included in the Debtors' Schedules and Statements.

         Summarized below are the total amounts of the Claims listed in each of the eight sets of Amended Schedules and Statements. Inter-company claims were listed in the Schedules for all Debtors, as were the full amounts for guarantees of indebtedness with respect to the Prepetition Revolver Indebtedness, Prepetition Term Loan Indebtedness, and vendor claims under the Prepetition Trade Vendor Program. For this reason, the aggregate amount of claims in the Debtors' Amended Schedules and Statements exceeds the total amount of claims had the Debtors prepared a single set of consolidated schedules.


                                                                      CLAIMS
     DEBTOR                                    SECURED             PRIORITY               UNSECURED
Friedman's Inc.                             $153,800,961           $787,229              $122,201,078
FI Stores Limited Partnership               $150,430,332              $0                 $34,343,580
Friedman's Florida Partnership              $150,430,332              $0                 $24,090,943
FCJV Holding Corp.                          $150,430,332              $0                      $0
Friedman's Beneficiary Inc.                 $150,430,332              $0                      $0
Friedman's Holding Corp.                    $150,430,332              $0                  $7,276,940
Friedman's Investments LLC                  $150,430,332              $0                      $0
Friedman's Management Corp.                  $7,616,051             $4,925                 $55,539

         2. Claims Bar Date

         On April 4, 2005, the Bankruptcy Court entered an order (the "Bar Date Order") establishing the general deadline for filing proofs of claim against the Debtors (the "General Bar Date"). The Bankruptcy Court established June 30, 2005 as the General Bar Date. However, the Bar Date Order excludes certain claims from the General Bar Date and provides separate bar dates for such claims. Specifically, the Bar Date Order established July 13, 2005 as the bar date for Claims of governmental units, a date that was extended with respect to the Internal Revenue Service to August 24, 2005. The Department of Justice sought an extension of this bar date. On August 4, 2005 the Bankruptcy Court conducted an evidentiary hearing on this matter and on August 11, 2005, the Bankruptcy Court entered an order denying the extension of the August 24 bar date. Additionally, the bar date for Claims based on the rejection of executory contracts and unexpired leases is the later of (i) the General Bar Date and (ii) 30 days after the effective date of such rejection. Similarly, Claims arising from the Debtors' filing of amended schedules is the later of
(i) the General Bar Date and (ii) 30 days after the affected Claimant is served with notice that the Debtors have amended their schedules.

         3. Proofs of Claim and Other Claims

         It is typical in Chapter 11 cases that the face amount of claims filed by creditors and other parties in interest vastly exceeds the amount of claims listed by a debtor in its schedules and statements. It is also typical that the face amount of claims filed by creditors and other parties in interest vastly exceeds the aggregate amount of claims that ultimately is allowed in the cases. There are many reasons for this, including the common practice of creditors in filing protective claims or multiple claims against multiple related debtors on account of a single claim. Consistent with the experience of most other Chapter 11 debtors, claims have been filed against the Debtors in these Chapter 11 Cases that, in the Debtors' view, vastly exceed the amount of claims that ultimately will be allowed. According to information provided by the Claims Agent, approximately 2,990 proofs of claim have been filed against the Debtors as of the date of this Disclosure Statement asserting claims in the total face amount of approximately $3.24 billion. In addition, numerous claims were asserted by various alleged creditors in unliquidated amounts.

         The Debtors believe that certain claims that have been asserted are without merit. The Debtors intend to object to all such claims. Significant categories of disputed claims include claims in litigation; protective claims filed by landlords on account of possible rejection of their leases with respect to leases that the Debtors actually intend to assume; trade claims that exceed the amounts identified on the Debtors' books and records; and numerous duplicative claims and other claims filed against multiple Debtors on account of a single liability. Indeed, thus far, Friedman's has identified approximately 700 proofs of claims that are duplicative of one another. The total face amount of such duplicate claims is approximately $2.75 billion. After deducting these known duplicate claims from the total known claims, a total of approximately 2,290 claims remain in the total face amount of approximately $486 million.

         On September 8, 2005, the Debtors filed their First Omnibus Objection to Claims (the "First Omnibus Objection"). In the First Omnibus Objection, the Debtors objected to approximately 689 claims, in the face amount of $2.75 billion, that fall into one of six categories: (i) amended and superceded claims; (ii) duplicate claims; (iii) multi-debtor claims; (iv) claims filed on behalf of persons or entities holding common stock; (v) claims that have been paid pursuant to various first day orders; and (vi) a claim based on, among other things, damages due to the purchase or sale of stock. The number of claims in each category and the face amount of claims objected to in each category is as follows:

         o Amended and Superceded Claims: A total of 96 proofs of claim in the face amount of approximately $2.86 million were amended and superceded by later filed proofs of claim.

         o Duplicative Claims: A total of 272 claims in the face amount of approximately $1.16 billion are duplicates of other proofs of claim, including 19 duplicative priority claims filed by the IRS in the face amount of approximately $876.9 million.

         o Multi-Debtor Claims: A total of 219 proofs of claim in the face amount of approximately $1.60 billion represent the same underlying liability asserted against several different Debtors, including 14 multi-debtor IRS claims totaling approximately $757.8 million.

         o Equity Claims: A total of 94 proofs of claim were filed by holders of common stock on account of their stock holdings and therefore do not represent claims.

         o Paid Claims: A total of 7 proofs of claim represent liabilities that have been paid.

         o Subordinated Claim: One litigation claim in the asserted amount of $150 million alleges damages on behalf of common stock holders for the purchase or sale of such stock and therefore must be subordinated pursuant to section 510(b) of the Bankruptcy Code.

         The Debtors do not believe that Allowed Claims in these Chapter 11 Cases will exceed the various amounts described and estimated below in "Key Classes of Claims." However, there can be no assurance that the Debtors will be successful in contesting any disputed claims. The actual allowed amount of claims in these proceedings may impact the estimated percentage distribution to creditors. Although the results of the claims reconciliation process cannot be predicted with certainty, the Debtors anticipate preparing, filing, and prosecuting omnibus objections to claims as appropriate in due course.

         4. Key Classes of Claims

                  (a)      Secured Claims

         Approximately $426 million face amount of such claims were filed in the Chapter 11 Cases as secured. Friedman's preliminarily has identified approximately $342 million of these claims as duplicative of one another. The total face amount of filed secured claims, less duplicate claims, therefore is approximately $84 million. Friedman's believes that the likely total amount of secured claims that ultimately will be allowed in these Chapter 11 Cases is approximately $71.3 million.

         There are three primary classes of secured claims that the Debtors believe ultimately will be allowed. First, there is a mortgage loan secured by Friedman's headquarters in the amount of approximately $3.37 million held by General Electric Commercial Finance Business Property Corporation. Second, there is Prepetition Term Loan Indebtedness in the agreed amount of $1.9 million, plus interest, secured by a lien on substantially all of the Debtors' assets. As described above, this claim is held by Harbert, and represents a compromise among the Debtors, the Creditors' Committee, Jewelry Investors, and Harbert with respect to the so-called "Disputed Claims" originally held by Jewelry Investors against the Debtors. Harbert acquired this claim for a confidential cash payment as part of the parties' compromise, and it is allowed as a secured claim in the Plan in the amount of $1.9 million, plus interest.

         Finally, there are vendor claims arising under the Prepetition Trade Vendor Program. Such claims are secured by liens on substantially all of the Debtors' assets. As indicated above, Harbert currently owns 100% of the economic interest in a total of 28 Vendor Program claims in the face amount of approximately $63.4 million, which is by far the great majority of such claims in number and amount. Harbert has indicated to the Debtors that it intends to cause the claims in which it holds interests to be voted in favor of the Plan.

         Each of (i) the $3.37 million mortgage claim held by General Electric; (ii) the $1.9 million allowed claim held by Harbert on account of the Prepetition Term Loan Indebtedness; and (iii) the claims arising under the Prepetition Trade Vendor Program are classified in the Plan as Classes 1, 2, and 4, respectively.

                  (b)      Priority Claims

         Other Priority Claims are contained in Class 3 under the Plan and generally include claims by employees for wages, salaries, and other employee benefit programs. In connection with the filing of these Chapter 11 Cases, the Debtors obtained authority from the Bankruptcy Court to honor most of their employee-related obligations in the ordinary course of business. Accordingly, the Debtors do not believe that they have any material obligations on account of any such matters. However, approximately $8.8 million face amount of claims were filed in these Chapter 11 Cases as purported Other Priority Claims, of which Friedman's preliminarily has identified approximately $1 million face amount as duplicative. Friedman's intends to carefully review each of these purported Other Priority Claims and, where appropriate, object to their priority and/or allowance.

         A separate category of unsecured claims that also is entitled to limited priority under the Bankruptcy Code is comprised of Priority Tax Claims. Such Claims generally are not classified in a plan of reorganization, and they have not been so classified in the Debtors' Plan. The Internal Revenue Service has filed non-duplicative priority claims against the Debtors for corporate income taxes, interest, and certain payroll taxes in the amount of $104,658,853, and general unsecured claims against the Debtors for certain payroll taxes and for penalties on corporate income taxes in the amount of $14,365,918. The Debtors generally do not agree with these claims and anticipate generally contesting such claims vigorously. No assurance can be given as to how a court will rule with respect to such claims. If the Internal Revenue Service prevails in any such contest, in whole or in part, and the Debtors are required to satisfy such claims, recoveries to other Claimholders would be reduced.

                  (c)      General Unsecured Claims

         This group of claims is comprised of unsecured trade claims, claims arising from the rejection of certain executory contracts and unexpired leases, deficiencies for non- participating program vendor claims, and other litigation claims. All such claims are classified in the Plan as General Unsecured Claims in Class 5. According to the Claims Agent, approximately $1.278 billion in face amount of general unsecured claims were filed against the Debtors. The Debtors have begun a review of these claims, and while there is no guarantee regarding the ultimate amount of such claims that will be allowed, the Debtors believe that the total amount of general unsecured claims that ultimately will become allowed in these Chapter 11 cases will be significantly less than the face amount of claims filed to date. Indeed, the Debtors' preliminarily have identified approximately $989 million of such claims as duplicative of one another.

         Of the remaining, non-duplicative claims in the total face amount of approximately $289 million, approximately $212 million relate to claims that were in litigation as of the petition date, including a $150 million securities-related claim, described below, that will be subordinated to other general unsecured claims under the Plan and that therefore will receive no recovery. Once the approximately $989 million in duplicative claims and the $150 million securities-related claim are deducted from the $1.278 billion aggregate face amount of filed claims, a total of approximately $139 million face amount of general unsecured claims remains, of which $62 million relates to litigation claims.

         In addition to the filed claims, there are scheduled claims as to which no proofs of claim were filed. These claims are referred to as "unmatched claims" because there is no proof of claim to match the scheduled claim. The Debtors review of the Schedules and the filed claims reveals that there are a total of 3,752 unmatched claims in the total amount of approximately $897 million. Many of the unmatched claims have been resolved or disallowed pursuant to the Bar Date Order, leaving approximately $9.7 million of unsecured, unmatched claims (of which $337,465 are scheduled as priority claims).

         Certain of the more significant claims that were filed as general unsecured claims include claims filed by representatives of numerous individual consumers, certain of which are based on litigation commenced against Friedman's prior to the Petition Date, alleging that they were injured on account of Friedman's historic credit insurance sales practices. Most of such claims were filed in unliquidated amounts. While Friedman's disputes certain of the matters alleged by these claimants, at this time, Friedman's cannot accurately predict whether any of their claims will be allowed and, if so, in what amounts. Such claims, if not resolved and instead litigated to judgment, could total multiple millions of dollars, which in turn could substantially dilute the estimated percentage recovery available to other creditors.

         Prior to the Petition Date, Friedman's also was named as a defendant in federal class action litigation commenced in Maryland alleging, among other things, that Friedman's engaged in intentional race discrimination against African American employees, former employees, and job applicants. While Friedman's contested these allegations, in late 2004, Friedman's entered into an initial partial settlement agreement with representatives of the class under which Friedman's agreed to implement certain hiring and related practices designed to ensure fairness in the hiring process. The plaintiffs have filed a proof of claim in the Chapter 11 cases alleging that Friedman's has failed to comply with this agreement, although Friedman's disputes this contention. The plaintiffs have also asserted that they believe they are entitled to damages in excess of $30 million. Discussions between Friedman's and purported class representatives about possible resolution of this matter continue.

         Capital Factors has filed four claims against Friedman's. The Debtors have objected to two claims which appear to be duplicates of one another. The first surviving claim is in the total amount of $55.5 million on account of the alleged fraud committed by Friedman's in connection with Capital Factors' acquisition of receivables from one of Friedman's former suppliers, Cosmopolitan Gem Corporation. These matters are described in more detail above. The remaining surviving claim is unliquidated and contingent and is filed against Friedman's as assignee of certain other jewelry vendors. Capital Factors asserts that it settled related claims against such vendors, and that as part of such settlement, Capital Factors succeeded to such vendors' claims in unliquidated amounts. Friedman's disputes certain of the allegations made by Capital Factors, and reserves all of its defenses in this regard.

         In addition to the lawsuits discussed above, Friedman's currently is a party to a substantial number of other claims, lawsuits, and pending actions, most of which are routine and all of which are incidental to Friedman's business. Some matters involve claims for large amounts of damages as well as other relief. In addition, there have been other matters filed with the Bankruptcy Court in Friedman's reorganization proceedings by creditors, landlords and other third parties related to Friedman's business operations or the conduct of Friedman's reorganization activities. Although none of these individual matters which have been filed to date have had or are expected to have a material adverse effect on Friedman's, the Company's ability to successfully manage the reorganization process and develop an acceptable reorganization plan could be negatively impacted by adverse determinations by the Court on certain of these matters.

                  (d)      Government Claims

         The SEC has filed a contingent, unliquidated claim against Friedman's requesting unspecified amounts on account of alleged violations of federal securities and related laws in connection with the events described above that gave rise to Friedman's pre-petition announcement that certain of its historical financial statements should not be relied upon. The USAO may assert additional fines, penalties, and related amounts on account of such matters. In addition, over 20 claims were filed by 13 states where Friedman's conducts business seeking damages, fines, penalties and related amounts in connection with Friedman's historic credit insurance sales practices. All of such claims are unliquidated and seek total monetary damages in unspecified amounts. However, the claims seek fines and penalties of between $1,000 and $20,000, depending on each state's laws, for each alleged violation by Friedman's of each state's consumer protection laws, including, presumably, for each allegedly illegal sale of credit insurance to each consumer.

         While Friedman's disputes certain of the matters alleged by the government agencies, at this time, Friedman's cannot accurately predict whether any government claims will be allowed and, if so, in what amounts. However, Friedman's has been in lengthy discussions with representatives of various government agencies in an effort to resolve these matters, and is continuing to pursue avenues of possible settlement on terms satisfactory to all stakeholders.

                  (e)      Securities and Related Claims

                           (i)   The Derivative Suits

         There are certain securities claims that were filed against the Debtors and other persons prior to the Petition Date. Specifically, on October 27, 2004, certain plaintiffs filed a complaint (the "Derivative Suit") against several defendants in the United States District Court for the Northern District of Georgia, Atlanta Division. The complaint named Friedman's as a nominal defendant, plus certain current and former board members; former members of Friedman's management team; Mr. Cohen and certain of his companies as controlling entities; and Ernst & Young, Friedman's former auditor and accounting firm. The Derivative Suit was stayed as to Friedman's upon commencement of these Chapter 11 Cases.

         The Derivative Suit alleges harm to the plaintiffs as a consequence of Friedman's and other defendant's alleged malfeasance in connection with the need to restate the Company's financial statements as described in more detail above. The Suit includes claims for breach of fiduciary duty; abuse of control; waste of corporate assets; and professional negligence against Ernst & Young. The Debtors believe that each of these claims constitutes assets of these Estates. Under the Plan, any and all such claims therefore are being transferred to a creditor trust for the benefit of Class 5 General Unsecured Creditors. The Debtors further believe that any such claims against the Debtors are subordinated pursuant to Section 510(b) of the Bankruptcy Code, are included in Class 8 Subordinated Claims, and therefore are not entitled to any recovery. Indeed, in the First Omnibus Claims Objection, the Debtors objected to the Plaintiff's claim, and requested that the claim be subordinated.

                           (ii)  Securities Class Action Suits

         Prior to the Petition Date, at least 13 class action lawsuits alleging securities fraud were filed in various jurisdictions against Friedman's and others, including suits in the Northern and Southern Districts of Georgia and the Southern District of New York. The United States District Court for the Northern District of Georgia subsequently entered orders consolidating the cases (the "Class Action Lawsuit"). Like the Derivative Suit, the Class Action Lawsuit is a federal securities class action lawsuit against Friedman's, certain of its officers and directors, Friedman's controlling shareholders, Ernst & Young, and Friedman's underwriters for alleged violations of various federal securities laws. The lead plaintiffs brought the class action on behalf of themselves and other persons or entities who purchased Friedman's common stock during the period from January 26, 2000 through and including August 24, 2004. Plaintiff's claim, filed in the bankruptcy case, seeks damages of no less than $150 million.

         Since the commencement of these Chapter 11 Cases, the Class Action Lawsuit has been stayed as to Friedman's. To the extent the plaintiffs assert independent, third-party claims against the other defendants, such claims are not derivative of any claims that Friedman's may have and hence do not constitute assets of the estate. However, like the claims asserted against Friedman's in the Derivative Suit, the Debtors believe that any securities claims asserted against the Debtors in the Class Action Lawsuit are subordinated pursuant to Section 510(b) of the Bankruptcy Code, are included in Class 8 Subordinated Claims in the Plan, and therefore are not entitled to any recovery.

                  (f)      The Federal Insurance Company Litigation

         Prior to the Petition Date, Federal Insurance Company issued certain directors' and officers' liability insurance for the benefit of the Debtors and their officers and directors. On September 3, 2004, however, Federal Insurance filed a lawsuit in the Superior Court of Fulton County, Georgia against Friedman's and certain of its then current and former officers and directors seeking rescission of the insurance policy, a declaration that all or part of the policy is void as to certain defendants, and a declaration that it is not required to provide coverage to certain defendants. The basis for the relief sought in the complaint is the allegation that the defendants supplied Federal Insurance with false and misleading documents in support of their renewal application for the insurance policy - including historical financial statements that the Company subsequently announced needed to be restated and should not be relied upon. On October 4, 2004, January 14, 2005, and January 15, 2005, Friedman's and certain individual defendants filed counterclaims against Federal Insurance seeking to enforce the terms of the policy.

         The parties later entered into a Mutual Reservation of Rights, Non-Waiver and Interim Funding Agreement dated as of December 30, 2004, whereby Federal Insurance agreed to advance defense costs to the individual defendants in connection with the Derivative Suit and Class Action Lawsuits described above. On April 25, 2005, the Bankruptcy Court entered an order granting relief from the automatic stay so that Federal Insurance and certain former officers and directors could implement the agreement. However, the Bankruptcy Court's order limits the amount that may be advanced under the agreement to $5 million and requires that Friedman's prepetition advances to directors and officers be reimbursed to the Debtors as a precondition of the effectiveness of the agreement. While the Federal Insurance litigation is stayed as to Friedman's, it is proceeding as to the other defendants.

         5. Professional Fees

         At the commencement of these Chapter 11 Cases, the Bankruptcy Court entered an order establishing procedures for interim compensation and reimbursement of expenses of professionals (the "Compensation Order"). The Compensation Order requires professionals retained in these cases to submit monthly fee statements to the Debtors and requires the Debtors to pay eighty percent of the requested fees and one hundred percent of the requested expenses pending interim approval by the Bankruptcy Court. The remaining twenty percent of fees requested in such fee statements are paid only upon further order of the Bankruptcy Court.

         On January 18, 2005, the Bankruptcy Court appointed a fee review committee (the "Fee Review Committee") consisting of (a) a representative of the Office of the United States Trustee for the Southern District of Georgia;
(b) two creditor representatives; and (c) two debtor representatives. Additionally, lead counsel to the Debtors and lead counsel to the Creditors' Committee were appointed ex officio. The Fee Review Committee's duties included reviewing the fee applications of retained professionals, assisting with budgeting for anticipated fees, and providing written reports to the Bankruptcy Court with recommendations regarding the fee applications submitted. The first report of the Fee Review Committee was filed on May 13, 2005 together with the Friedman's Proposed Protocol for the Fee Review Committee (the "Fee Protocol").

         Pursuant to the Fee Protocol, professionals retained by the Debtors and the Creditors' Committee are required to submit proposed budgets prior to each fee application period. Professionals have submitted budgets for the first interim fee application period and for the second interim fee application period. Pursuant to the Compensation Order and the Fee Protocol, interim fee applications for the period of January 14, 2005 through May 31, 2005 for professionals retained by the Debtors and the Creditors' Committee were filed with the Bankruptcy Court in the aggregate amount of $15.4 million. Additionally, interim fee applications for the period of June 1, 2005 through September 30, 2005 for professionals retained by the Debtors and the Creditors' Committee must be filed with the Bankruptcy Court no later than November 14, 2005. Such professionals, with the approval of the Joint Fee Review Committee, have budgeted their fees for the second interim fee application period in the aggregate amount of approximately $12.5 million.

         Based upon the terms of engagement of the various professionals, the amounts requested with respect to the first interim fee application period, the amounts reflected in the budgets for the second interim fee application period and other factors considered by the Debtors, the financial projections attached as Appendix C to the Disclosure Statement assumes the fees for all professionals (including professional fees of the Debtors' pre and post-petition lenders paid pursuant to the respective credit agreements) would be $43 million. Following discussions among the Debtors, the Creditors' Committee, the Plan Investor and substantially all of the Professionals, the professionals have agreed to individual fee accommodations and/or alternative fee arrangements which, if approved by the Bankruptcy Court, will result in an aggregate net savings in professional fees of approximately $10 million from that assumed in the projections. The provisions of Article 10.2 of the Plan pertaining to the payment of professional fees are not intended to, and shall not, supercede any subsequent orders approving and authorizing payment of any alternative fee arrangement.

I. Summary of Accomplishments During the Chapter 11; Development of the Business Plan; and Friedman's Go-Forward Retail Strategy

         Friedman's contemplated emergence from Chapter 11 pursuant to the proposed Plan represents the culmination of extraordinary efforts by the Company, its employees, advisors, and representatives of its creditor constituencies and vendor communities. Almost every aspect of Friedman's business and capital structure has been carefully analyzed and substantially modified in order to maximize the prospects of the Company's future success for the benefit of all stakeholders. While no discussion of these matters can adequately summarize the countless hours and immense work undertaken to date, several of the more significant matters are described below.

         As an initial matter, Friedman's has succeeded in attracting and retaining highly- qualified and respected senior management with the experience and commitment necessary to develop and implement the changes necessary to restructure the Company's affairs. The members of this new management team, led by Sam Cusano as chief executive officer, were hired over the course of the last several months commencing in late June 2004, and they have since gelled into a highly-coordinated team which deserves much of the credit for the success of these Chapter 11 Cases.

         Moreover, the Company has succeeded in resolving and putting behind it a series of disruptive, internal business practices that played a significant role in the Company's ultimate need to restructure its affairs and seek Chapter 11 protection. As described above, the Company has developed a plan to implement controls designed to minimize the prospects of accounting issues that plagued the Company in the past. As part of this process, the Company has made the key decision to emerge from Chapter 11 as a private company without the prohibitive expense of attempting to restate historical financial statements. Friedman's reorganization will result in the elimination of its class B share structure and issues related to the control of the Company through Mr. Cohen and his affiliates which have led to major losses on account of diversion of significant Friedman's resources to Crescent. As part of the Company's efforts to address its internal business practices, the Company has also undertaken significant steps, described above, to ensure that it remains compliant with state and other laws related to credit insurance.

         Aside from the need to rectify and improve its internal business practices, the Company has also focused on improving its actual business operations in order to enhance revenue generating potential. For instance, Friedman's undertook a comprehensive review of its entire store portfolio in an effort to identify those stores with the most potential for improving the Company's go-forward prospects and eliminating those stores that have failed to perform in accordance with expectations or that were opened during the Company's ill- conceived and uncontrolled growth during the 1990s. Several factors were considered as part of this analysis, including the impact of current and future competition; future lease liabilities; historical and projected operating results; and the potential impact of store closings on market coverage. To this end, Friedman's has reduced its total number of stores from approximately 700 in 2004 to approximately 480.

         Friedman's also has significantly improved its customer relations and credit practices. As indicated above, Friedman's senior management has determined that the Company historically relied excessively on sales to customers on credit without an adequate analysis of credit risk or the credit operations infrastructure to collect on problematic accounts. These deficiencies led to poor credit decisions and subsequent excessive write-offs of uncollectible accounts. Over the course of these Chapter 11 Cases, Friedman's has established a centralized, credit and collections policy which will be more empirically based instead of subjectively based and hence, more reliable. While Friedman's new approach has led to a decrease in credit sales, management believes the new policy is better because the net loss to Friedman's should be partially offset by gains achieved as a result of lower losses and decreased portfolio risks.

         To further enhance its consumer credit offerings, Friedman's is exploring the introduction of a private label revolving credit card program, pursuant to which certain customers, based upon their credit profile, would be able to obtain a Friedman's revolving credit card to make jewelry purchases. Friedman's believes that such a program would offer several advantages. Financially, the program would be beneficial for Friedman's because it would not have to utilize its own capital to fund these receivables, and a portion of the current receivable portfolio would be purchased by the third party issuer, creating the ability to reinvest the proceeds in increased liquidity and reduced working capital for the Company. Management believes the program also would be beneficial for Friedman's credit operations. Friedman's would be able to develop more flexible credit programs (such as "no money down" or longer payment terms) to encourage purchases. In addition, customers eligible for the program no longer would be required to submit a new credit application for each subsequent credit purchase, and the card could be used in any Friedman's store just like any other credit card. Friedman's brand would be enhanced because the credit card would have Friedman's name on it. Marketwise, a revolving credit card offer should allow Friedman's to be competitive in offering a more customer friendly, mainstream credit offering that caters to higher scoring and more demanding credit customers. Ease of use of the card, lower monthly payments, and promotional credit offerings also would be possible.

         In addition to credit matters, the Company has succeeded in stabilizing and improving vendor relations designed to ensure a consistent supply of quality merchandise in accordance with standard industry terms. As described above, Friedman's and its vendors have been facing significant issues in respect of these items since the spring of 2004. For the first time in the Company's history, however, it now has an industry-standard product quality control standards manual governing its relationship with all vendors, and for the first time in a year, the Company is now being provided product in accordance with industry terms, including credit terms of no less than 60 days, consignment arrangements, return-to-vendor programs, and related terms. The Company's vendors have overwhelmingly agreed to support Friedman's upon these terms, and 2005 holiday orders have been successfully placed and are currently in the process of being manufactured well in advance of the shipping season anticipated to commence during the fall.

         Moreover, if the Plan is approved, the Company will have succeeded in substantially de-levering its balance sheet. Upon commencement of these Chapter 11 Cases, the Company was obligated on secured debt in the aggregate amount of approximately $149.2 million, consisting of Prepetition Revolving Indebtedness of approximately $11.7 million; Prepetition Term Loan Indebtedness of over $67.5 million; and claims on account of the Prepetition Trade Vendor Program of approximately $70 million. As a consequence of Friedman's restructuring efforts, all of this debt has been/will be eliminated. In its place, Friedman's will have a new exit financing facility that will afford the Company borrowing capacity sufficient to pay-off certain Chapter 11 costs and provide necessary working capital.

         Based upon the foregoing and other operational and financial improvements, Friedman's undertook a thorough and detailed initiative to develop a go-forward business plan, which includes the projections attached hereto as Appendix C. Under the business plan, Friedman's projects that the business will continue to recover and that EBITDAIR will grow to over $20 million by 2006. The business plan assumes moderate annual increases in annual store sales and hence is, in the Debtors' view, realistic and capable of being achieved. As a result, Friedman's believes that it will continue to provide its customers a broad selection of fine jewelry at competitive prices.

         Friedman's believes that its prospects for continuing to enhance its performance are best maximized outside of Chapter 11, and that Chapter 11 is, in fact, neither necessary nor conducive to moving forward with the operational turnaround of its business. In this respect, there are costs to remaining in Chapter 11 that warrant emergence sooner rather than later, including customer perception regarding Friedman's viability that impacts sales; the continued administrative costs of Chapter 11; and the continued diversion of management time to the Chapter 11 process. The Company's accomplishment of many of its operational and financial goals, combined with the view that further operational improvement is best pursued outside of Chapter 11, have been the drivers behind the Company's ultimate determination to exit from Chapter 11 at this time.

J.       Exit Financing and Committed Vendor Line of Credit

         An integral aspect of the Debtors' emergence plan is a new, exit financing facility designed to fund certain payments under the Debtors' restructuring plan and to provide working capital to the reorganized enterprise. In order to obtain such a facility, the Debtors, with the assistance of their investment banker, Jefferies, approached numerous financial institutions about the possibility of their providing an exit financing facility. Several of such institutions expressed interest in doing so, with many of them conducting due diligence. The Debtors ultimately succeeded in obtaining proposals from three major financial institutions for revolving exit financing facilities in the amount of up to $125 million. The Debtors, with the assistance of Jefferies, negotiated the terms of the proposals in order to obtain the best terms possible under the circumstances. Ultimately, the Debtors determined to accept a financing commitment by The CIT Group/Business Credit, Inc. ("CIT"). As described below, the CIT commitment includes a committed vendor line of credit.

         The CIT commitment letter and related term sheets are attached to the Plan as Exhibit C. Certain documentation evidencing the CIT exit facility and vendor line of credit (the "Exit Financing Facility") will be filed with the Bankruptcy Court on or before the Exhibit Filing Date. While the commitment letter and related term sheets contain detailed information relating to the terms of the Exit Financing Facility, certain key terms are summarized in the following paragraphs. In the event there is any inconsistency between this summary and the commitment letter and related term sheets, the latter will control. The Exit Financing Facility is subject to final, definitive documentation acceptable to CIT and the Debtors. Certain terms utilized in this summary are defined in the commitment letter and related term sheets.

         The Exit Financing Facility to be provided by CIT will be comprised of a revolving loan facility in the amount of up to $125 million, subject to certain borrowing base restrictions similar to those implemented in revolving loan agreements entered into by other large businesses. The term of the Facility will be five years, and it will provide a letter of credit sub-facility of up to $15 million. Interest is payable on the outstanding balance of the revolver in amounts that vary with the amount of excess availability, ranging between LIBOR plus 1.5% to LIBOR plus 2.0%. Certain fees and charges customary for loans of this type will be payable in connection with the CIT Facility. It is anticipated that there also will be customary financial performance and related covenants in the final definitive loan documentation.

         An affiliate of CIT, The CIT Group/Commerical Services, Inc. ("CIT Commercial"), has also agreed to providing factoring arrangements with certain of the Debtors' vendors under which outstanding payables owing by the Debtors to such vendors may be purchased by CIT Commercial. CIT Commercial has agreed to provide an aggregate committed line of credit in the amount of $20 million, subject to the terms and conditions contained in the term sheet attached to the Plan as Exhibit C. Factoring arrangements of this sort are common in the jewelry industry and assist vendors' working capital and cash needs as they invest sums manufacturing orders from jewelry retailers such as Friedman's. The Debtors therefore view the CIT Commercial committed line of credit as a positive development for their go-forward relations with vendors.

         The Debtors anticipate filing a motion requesting Bankruptcy Court approval of the CIT Exit Financing Facility. If confirmed, the Plan will authorize the Reorganized Debtors to enter into all documents necessary and appropriate in connection with the Facility. In the Confirmation Order, the Bankruptcy Court shall approve the terms of the Exit Financing Facility in substantially the form filed with the Bankruptcy Court (and with such changes as to which the applicable Debtors and respective agents and lenders parties thereto may agree) and authorize the applicable Reorganized Debtors to execute the same together with such other documents as the applicable Reorganized Debtors and the applicable lenders may reasonably require in order to effectuate the treatment afforded to such parties under the Exit Financing Facility.

K.       Explanation of Valuation and Proposed Distributions Under the Plan

         This section of the Disclosure Statement describes certain valuation and related assumptions pertaining to reorganized Friedman's, and the bases for the proposed distributions to various groups of creditors under the Plan. As indicated above, the Debtors' investment banker, Jefferies, assisted the Debtors in preparing an estimate of the enterprise value of the reorganized company. This valuation was based in part upon Friedman's go- forward business plan, which includes the projected financial information attached hereto as Appendix C. A copy of the valuation itself is attached hereto as Appendix D. Certain summary information from the valuation is reproduced below, but the valuation analysis should be reviewed in its entirety for a clear understanding of the assumptions upon which it was based and other qualifications.

         1. Enterprise Valuation and Creditor Recoveries

         As indicated in the valuation analysis, Friedman's, with the assistance of Jefferies, has estimated that the total enterprise value of reorganized Friedman's is between $125 million and $155 million. The mid-point of this range is $140 million. It is important to note that this enterprise valuation does not include the value of certain contingent liabilities or certain assets in which Friedman's holds interests and which are of more uncertain value. The principal contingent liability excluded from this valuation is the potential claim by the Internal Revenue Service with respect to federal income taxes. These separate assets include (i) potential proceeds from estate causes of action that may exist and are identified in connection with the joint review investigation described above; (ii) Friedman's claims against and interests in Crescent Jewelers, which is the subject of its own separate Chapter 11 proceedings in California; (iii) potential benefits, if any, from possible tax refunds or net operating losses; and (iv) and possible value relating to the sale or monetization of Friedman's customer credit portfolio. Each of these four matters is discussed separately below.

         With respect to the enterprise valuation, the table below lists each of the low-point, mid-point, and high-point of the estimated valuation of reorganized Friedman's. The table also identifies certain categories of indebtedness and other claims that must be paid in full in connection with any reorganization plan; there is a discussion immediately following the table of each of these categories, including an explanation of why they must be paid in full. Of greatest significance, the table below indicates that under no scenario is there enough distributable enterprise value to pay all priority claims in full, meaning that there is no distributable enterprise value available for any unsecured creditors.


                                                             Low                 Mid                High
Total Enterprise Value                                      $125.0              $140.0              $155.0
----------------------                                      ------              ------              ------
Less
     Estimated DIP Revolver                                  $45.0               $45.0               $45.0
     Headquarters Mortgage                                    $3.3                $3.3                $3.3
     Secured Lender Claim                                     $1.9                $1.9                $1.9
     Chapter 11 Exit Costs                                   $16.0               $16.0               $16.0
Implied Equity Value                                         $58.8               $73.8               $88.8
--------------------                                         -----               -----               -----
     Less Subordinated DIP Term Loan                         $28.3               $28.3               $28.3
Equity Value for Other Claims                                $30.5               $45.5               $60.5
-----------------------------                                -----               -----               -----
     Less Program Vendor Claims                              $62.7               $62.7               $62.7
     % Recovery to Vendor Claims                               49%                 73%                 96%
Deficiency for Program Vendors                             ($32.2)             ($17.2)              ($2.2)
------------------------------                             -------             -------              ------
Value for Unsecured Claims                                      $0                  $0                  $0
--------------------------                                      --                  --                  --

         For purposes of estimating distributable value available for creditors, the above table begins with the estimated range of total enterprise value. The "Estimated DIP Revolver" represents an estimated normalized outstanding balance of Friedman's debtor-in-possession revolving credit facility that will need to be repaid as a condition to emergence from Chapter 11 under the Bankruptcy Code. The "Headquarters Mortgage" is the approximate balance of the mortgage loan secured by Friedman's headquarters building which is entitled to be paid in full under the Bankruptcy Code. The "Secured Lender Claim" is the $1.9 million settled claim previously asserted by Jewelry Investors that was resolved by the parties and purchased by Harbert for a confidential cash payment. That claim is secured by a lien on substantially all of the Debtors' assets and therefore is entitled to be paid in full under the Bankruptcy Code, although Harbert has agreed to convert this claim to stock in the reorganized enterprise under the Plan. Chapter 11 costs include various professional fee claims and incentive compensation payable to certain of the Debtors' employees in connection with emergence from Chapter 11. Such claims are entitled to priority under the Bankruptcy Code and must be paid in full as a condition to emergence from Chapter 11.

         The "Estimated DIP Revolver" assumes the payment of $43 million of professional fees (including professional fees of the Debtors' pre and post-petition lenders paid pursuant to the terms of the respective credit agreements). As discussed in section H.5., substantially all of the professionals have agreed to individual fee accommodations and/or alternative fee arrangements which, if approved by the Bankruptcy Court, will result in an aggregate net savings in professional fees of approximately $10 million. Any such savings realized in professional fees would result in a reduction in the "Estimated DIP Revolver" or in the "Chapter 11 Costs," resulting in a increase in "Implied Equity Value."

         After the foregoing amounts are deducted from the Total Enterprise Value, an "Implied Equity Value" range can be established, which is the net distributable enterprise value available for holders of claims against the company. There are two categories of claims that are entitled to be paid in full prior to any such value being made available to general unsecured creditors: the "Subordinated DIP Term Loan" amount and the "Program Vendor Claims." The Subordinated DIP Term Loan amount is that component of Friedman's debtor-in-possession financing facility that was provided. The Subordinated DIP Term Loan amount has been adjusted to include the ability by Harbert to convert the DIP Term Loan into equity at a 10% discount to plan equity value. As with the Estimated DIP Revolver, discussed above, provision must be made for payment in full of the Subordinated DIP Term Loan amount as a condition to emergence from Chapter 11. Specifically, the Bankruptcy Code requires that post-petition financing of the sort contemplated by these facilities must be paid in full by a debtor absent agreement to another form of treatment by the holder of the claim. Here, Harbert has agreed to convert the Subordinated DIP Term Loan amount to equity rather than insisting upon payment of this claim in full in cash.

         Finally, as described above, the Program Vendor Claims are comprised of those claims arising out of participation in the Debtors' Prepetition Trade Vendor Program. Such claims are secured by liens on substantially all of the Debtors' assets. Under the Bankruptcy Code, provision must be made for payment in full of secured claims of this sort before any value may be distributed to general unsecured creditors. Accordingly, the value of such claims must be deducted from Implied Equity Value to ascertain what, if any, remaining distributable enterprise value is available for unsecured creditors. As indicated in the table, however, there is not enough distributable enterprise value to pay Program Vendor Claims in full. The range of potential recoveries for holders of such Claims, depending on the estimated total enterprise value, is between 49% and 96%, with the mid-point being 73%. This in turn means that there is a deficiency in theoretical distributable value for Program Vendor Claims that ranges between $2.2 million and $32.2 million, with the mid-point being $17.2 million. As a result, there is no distributable enterprise value available for general unsecured creditors. Indeed, based upon the mid-point of the valuation, value of at least $17.2 million would have to be derived from other sources before general unsecured creditors would stand to receive any recovery.

         2. The Secured Status of Program Vendor Claims

         As described above, certain unsecured creditors, initially including the Creditors' Committee, questioned the secured status of Program Vendor Claims. This challenge to the secured status of the Program Vendor Claims originally was premised, among other things, on the argument that the vendors participating in the Debtors' Pre-Petition Trade Vendor Program under which a lien exists in favor of the collateral trustee for the benefit of the participating vendors terminates with respect to any vendor who transferred interests in its Claims to Harbert, and was further based upon a provision of the documents relating to the Prepetition Trade Vendor Program (the "Program Documents") that required Friedman's consent to any transfer by any vendor of its Program Vendor Claim. That provision, according to this view, provides that any transfer by such vendor of its vendor Claim without Friedman's prior consent is void, and that any attempted transfer without Friedman's advance consent results in the vendor's loss of the benefit of the lien securing the Claim.

         Also as described above, during the Chapter 11 Cases, Harbert and most Program Vendors entered into Participation Agreements, in each case without obtaining Friedman's advance written consent. The Creditors' Committee initially pointed to this fact in support of its theory that the lien securing Program Vendor Claims was lost with respect to any vendor who entered into a Participation Agreement. According to the Creditors' Committee, in light of this loss, the assigning vendor claimants, and Harbert as their successor, had no superior claim to the assets of any of the Debtors, and instead constituted general unsecured creditors who must share pro rata in the value of the Debtors' estates. Under this theory, there should be distributable enterprise value available for all general unsecured creditors.

         There are significant arguments against this position, however, plus important business reasons why the Debtors have determined to support the secured position of the Vendor Program Claims. Indeed, there is an argument that, under applicable non-bankruptcy law, provisions in any document requiring the consent to the transfer or assignment of a receivable or other claim is simply unenforceable as a matter of public policy. Moreover, there is an argument that the Participation Agreements did not contemplate the immediate, outright assignment of Program Vendor Claims, and instead contemplated only Harbert's acquisition of interests in such claims, albeit 100% of the economic interest.

         When the Debtors initially learned that vendors were contemplating entry into the Participation Agreements, the Debtors advised all parties, including Harbert, that the Debtors were reserving their rights with respect to these matters, among others. As described above, however, in an effort to resolve these matters, which remained unclear through most of May 2005 when the Debtors were finalizing their plans for placing 2005 holiday orders, the Debtors filed a motion, negotiated with Harbert, under which the Debtors would consent to the vendors' entry into the Participation Agreements subject to a number of conditions. Of critical importance to the Debtors' reorganization efforts, one of the conditions provided that the consent was conditioned upon confirmation of a plan of reorganization and the Debtors' emergence from Chapter 11. Second, the Debtors' consent was conditioned upon each assigning vendors' compliance with the Debtors' 2005 Vendor Trade Program, described in more detail above.

         The Debtors' conditional consent, which was approved by the Bankruptcy Court with the Creditors' Committee's support and the Committee's specific reservation of rights, laid the groundwork for the Debtors' operational turnaround. On the one hand, it provided assigning trade vendors some comfort that the Debtors would not challenge assignment of their claims, thereby ensuring them that if they complied with the conditions, they would be able to keep the significant cash payments that Harbert made to them to acquire the interests in their claims. Indeed, many of the vendors previously had advised the Debtors that significant payments on account of their pre-petition claims had to be made before such vendors would commit to fill Friedman's 2005 holiday orders, orders that Friedman's obviously needed to have honored. By conditioning consent to the assignments on compliance with the 2005 Trade Vendor Terms, the Debtors therefore fulfilled the dual purpose of affording vendors liquidity as the Debtors placed large holiday merchandise orders with the vendors, while ensuring that acceptable trade terms would be provided and that merchandise in fact would be provided in time for the 2005 holiday season.

         While the Creditors' Committee did reserve its right to challenge the propriety of the secured status of the Program Vendor Claims, the Debtors believe that any such challenge would be detrimental to the estates and the Debtors' reorganization efforts. The Debtors therefore remain committed to the terms of their conditional consent to the vendors' entry into the Participation Agreements and will resist any effort by the Creditors' Committee or any other party in interest to try to challenge the liens. In fact, one legal point that the Debtors' believe the Creditors' Committee has overlooked is that, even if one assumes that the Creditors' Committee's interpretation of the Program Documents is correct and that the Debtors' written consent was required for the vendors' sale to Harbert of participation interests in their claims, it is a basic proposition of contract law that parties to agreements may waive terms if they choose to do so, and that they also may modify such terms if they agree to do so.

         Here, the Debtors effectively determined, in the exercise of their business judgment, that it was in the best interests of the estate to waive any advance consent requirement under the Program Documents. However, the Debtors conditioned such waiver, and thereby effectively modified the Program Documents, by providing that their consent to the transfers was conditioned upon, among other things, confirmation of a plan of reorganization and emergence from Chapter 11, plus each vendors' compliance with the 2005 Trade Vendor Terms. The Debtors' sought Bankruptcy Court approval for this modification. They served each vendor with a copy of their proposed conditional consent, and none of them objected. To the contrary, they agreed to the 2005 Trade Vendor Terms. The Bankruptcy Court therefore approved the proposed conditional consent as in the best interests of the estate. The Creditors' Committee is not and never was a party to any of the Program Documents, so it has no basis to object to the Court-approved change as agreed to by the Debtors and the vendors, who were the only parties to the Program Documents.

         The Creditors' Committee also overlooks the fact that there is no prejudice to any other creditors if the Program Vendor Claims, now effectively owned by Harbert, remain secured. There is no question that they were secured at the inception of these cases and that such Claims therefore stood to be paid in full before any value could be distributed to general unsecured creditors. When the opportunity was presented, through Harbert's acquisition of participation interests in the claims, to ensure that secured program vendors would be obligated to provide favorable trade terms to the Debtors in anticipation of the 2005 holiday season, the Debtors determined to consent to the proposed transfers in exchange for acknowledging the continuing validity of the lien. No party was harmed by this approach. To the contrary, the Debtors believe that value was enhanced insofar as they laid the groundwork for timely shipments of 2005 holiday merchandise upon favorable trade terms. In the Debtors' view, the interests of the estate were not served by efforts to utilize this opportunity to defeat the liens.

         In fact, the Debtors believe that efforts to defeat the liens has the real potential to destroy the business to the detriment of all. Harbert has asserted that if the Program Vendor Claims become unsecured through a legal challenge or otherwise, it has the option under the Participation Agreements to require vendors to repay Harbert the amounts that Harbert originally paid the vendors in order to acquire the participations in the Claims. However, if vendors perceive that they are at risk of having to repay these amounts, they may suspend work on 2005 holiday orders in order to avoid additional financial exposure to the Debtors. In the Debtors' view, these estates can ill afford a material disruption to their 2005 holiday season, especially in light of the disappointing 2004 holiday results.

         Indeed, any such threat would, in the Debtors' view, significantly, negatively depress the enterprise value of Friedman's to the detriment of all constituencies. Any success that any party believes may be achieved by voiding the liens securing the Program Vendor Claims therefore would be substantially undercut by the material loss in distributable enterprise value available for distribution. The Debtors' and Jefferies' enterprise valuation reveals a significant deficiency in distributable value in a scenario that assumes that there would be no disruption to the 2005 holiday order process. In the Debtors' view, such deficiency would markedly increase if that process were jeopardized due to litigation over the propriety of the liens.

         For these and all the other reasons outlined above, the Debtors believe that there is little or no legal support for any challenge to the propriety of the liens securing the Program Vendor Claims, and that any such challenge would have no support as a business matter and would, in fact, be contrary to the maximization of enterprise value. Accordingly, the Debtors remain committed to their Court-approved determination to support the secured status of the Program Vendor Claims so long as the 2005 Trade Vendor Terms are complied with and the Debtors successfully emerge from Chapter 11 pursuant to a confirmed plan of reorganization. Assertions or legal challenges to the contrary are, in the Debtors' view, simply unrealistic and do not constitute viable alternatives.


         3. Other Estate Assets

         As indicated above, Friedman's holds interests in four other groups of possible assets, the value of which is not included in the enterprise value of the reorganized company. Under the Plan, one of these asset pools, comprised of potential proceeds from estate causes of action identified in connection with the joint review investigation described above, will be transferred to a trust for the exclusive benefit of general unsecured creditors. Based upon such investigation, the Debtors believe that there may be claims against certain members of the Debtors' former management and others on account of their pre-petition conduct. Additionally, the Debtors believe that there may be claims against third-party service providers, including certain financial and legal professionals. Neither reorganized Friedman's nor Harbert will share or retain interests in any such recoveries. Rather, all such amounts will be allocated exclusively to unsecured creditors.

         The other three pools of assets include (i) Friedman's claims against and interests in Crescent Jewelers, which is the subject of its own separate Chapter 11 proceedings in California; (ii) potential benefits, if any, from possible tax refunds or net operating losses; and (iii) and possible value relating to the sale or monetization of Friedman's customer credit portfolio. Under the Plan, reorganized Friedman's will retain these assets for its benefit and the benefit of its stockholders. As described below, the potential value of these assets is very speculative. In light of this very speculative value, plus the fact that the mid-point of the range of enterprise values suggests a deficiency for secured Program Vendor Claims of $17.2 million, the Debtors have determined to retain such assets in an effort to recover value on account of this deficiency, while allocating to general unsecured creditors the proceeds of any recoveries on account of the stewardship claims identified above.

                  (a)      Crescent Jewelers

         One of the asset pools to be retained by Friedman's consists of Friedman's claims against and interests in Crescent Jewelers. As of the Petition Date, Friedman's had invested approximately $85 million in Crescent, comprised of $35 million in debt and $50 million in preferred stock. Friedman's also has other claims against Crescent arising out of various contractual and other matters. As described above, Friedman's has filed claims against Crescent on account of each of these various matters. It is difficult to estimate the likely realizable value to Friedman's on account of these various claims. Indeed, representatives of Crescent's bankruptcy estate have asserted, among other things, that Friedman's claims may be subject to equitable subordination or disallowance under various theories. Friedman's disputes these contentions. Despite the parties' differences, representatives of each of Friedman's and Crescent have been in discussions about Friedman's claims, likely reorganization and value scenarios in Crescent's case, and possible distribution and recovery scenarios with respect to Friedman's claims.

         While the parties' discussions are confidential, and while Friedman's must limit the disclosure of information about its views concerning its claims so as to preserve and protect its strategy in the event litigation ensues with Crescent about Friedman's claims, outlined herein is certain basic information that should assist Friedman's creditors in assessing the possible value of Friedman's claims against Crescent. As an initial matter, Crescent is significantly smaller than Friedman's. It currently operates approximately 125 stores, which is about one-fourth the number of stores that Friedman's operates. Therefore, it would appear that the likely total enterprise value of reorganized Crescent therefore will be significantly less than the likely total enterprise value of reorganized Friedman's. Moreover, there are certain secured and priority claims against Crescent that will have to be paid in full in connection with any reorganization of that company, as is the case with Friedman's reorganization. Based on various assessments of possible scenarios for Crescent's estimated enterprise value and the amount of secured and priority claims, a possible range of remaining value that could be distributable to creditors of Crescent's estate, including Friedman's, could be between approximately $40 million and $60 million.

         The likely universe of unsecured claims that must share pro rata in any such distributable value remains subject to continuing analysis. One possible range of such claims is between approximately $90 million and $140 million, not including unliquidated claims in litigation and related matters. Friedman's believes that it is the largest unsecured creditor of Crescent, although there are differences of opinion between Friedman's and Crescent regarding the amount of such claims and whether they should be subordinated. For instance, the $90 million estimate of the total amount of unsecured claims assumes that Friedman's claims are no more than $40 million, or approximately 45% of all claims. However, the $140 million estimate of the total amount of unsecured claims assumes that Friedman's claims total approximately $90 million, or approximately 64% of all claims.

         If Friedman's claims were subordinated to the claims of other unsecured creditors, Friedman's would receive very little or no value on account of its claims, regardless of their amount. While Friedman's does not believe that its claims should be subordinated, the matter is not free from doubt, and there would be significant costs in litigating the matter. On the other hand, if distributable enterprise value were $60 million and Friedman's claims ultimately constituted 64% of all claims, then distributable value on account of such claims could be $38 million.

         This is a broad range, and Friedman's believes it unlikely that either extreme will be the actual outcome. In fact, there are several factors that Friedman's believes discount the actual value it may realize on accounts of its claims, even assuming, as Friedman's does, that its claims are entitled to share pari passu with other creditors and will not be subordinated. For instance, none of the foregoing estimates account for the unliquidated claims in litigation. If and as such claims are resolved or allowed, they will dilute the recovery to all other creditors. Moreover, in order to maximize the prospects for a successful Crescent reorganization and hence, value available for creditors, disproportionate recoveries may need to be afforded to certain of Crescent's go-forward trade and other vendors, meaning that less distributable value would be available for Friedman's.

         Finally, none of the discussions between Friedman's and Crescent contemplate that Friedman's claims would be paid in full in cash. To the contrary, the primary form of currency that likely will be distributed to creditors, including Friedman's, will be some combination of unsecured notes and equity in the reorganized company. However, the value of unsecured notes and/or equity would have to be discounted to account for the inherent risks of such currency issued by a newly-reorganized company.

         As noted above, Crescent, through its official committee of unsecured creditors, has made proposals for the consensual resolution of Friedman's claims against Crescent. None of these proposals contemplate notional value for Friedman's in excess of $9 million, payable in non-cash consideration. These proposals also do not contemplate that Friedman's would have an opportunity to participate in any enhanced future value in Crescent. Because Friedman's is intimately familiar with Crescent's retail business lines, Friedman's believes that it could realize greater value than others if it controlled Crescent. Based on analyses prepared by Friedman's advisors, Friedman's believes that such value exceeds the amounts Crescent has offered to date.

         Friedman's has submitted to Crescent a proposal for the restructuring of its claims against Crescent. The proposal provides, among other things, that reorganized Crescent would issue $40 million in cash and notes to unsecured creditors, excluding Friedman's, and Friedman's would exchange all of the obligations Crescent owes it in exchange for 100% of the common stock of reorganized Crescent. Friedman's believes that such a proposal, which would allow Friedman's to capture incremental value from operational, administrative, financial and tax reporting synergies, would provide Friedman's with the most value on account of its claims against Crescent. It is impossible to predict with certainty the potential value of such benefits, although, as noted above, Friedman's believes that these incremental benefits would exceed the potential recoveries offered by Crescent to date.

                  (b)      Tax Matters

         Another asset that is not included in Friedman's total enterprise value is comprised of potential tax refunds and values from net operating losses. Tax refunds may be owing to Friedman's on account of over payment of taxes to the IRS in previous years. Net operating losses are assets that may be utilized to offset operating income in certain years, thereby generating value.

         The Debtors, with the assistance of numerous tax and other advisors, have worked closely with representatives of the IRS in connection with these matters. These matters are important not only for Friedman's to assess the likely value of any tax assets, but also to assist the IRS in its ongoing audit of Friedman's tax returns for fiscals years 2001 through 2004 which were based on the company's erroneous public financial statements. The IRS is auditing the tax returns for these years to determine what, if any, adjustments are warranted that may give rise to additional tax claims against Friedman's. As indicated above, the IRS has filed several claims in the Debtors' cases.

         The Internal Revenue Service has filed non-duplicative priority claims against the Debtors for corporate income taxes, interest, and certain payroll taxes in the amount of $104,658,853, and general unsecured claims against the Debtors for certain payroll taxes and for penalties on corporate income taxes in the amount of $14,365,918. The Debtors generally do not agree with these claims and anticipate generally contesting such claims vigorously. No assurance can be given as to how a court will rule with respect to such claims. If the Internal Revenue Service prevails in any such contest, in whole or in part, and the Debtors are required to satisfy such claims, recoveries to other Claimholders would be reduced.

                  (c)      Monetization of Credit Portfolio

         As explained elsewhere in this Disclosure Statement, Friedman's historically has generated a significant percentage of its annual revenue from sales of jewelry to customers on credit. Such credit is extended by Friedman's to each customer in the form of agreements under which the customers pay their obligations to Friedman's over time on an installment basis, plus interest. While this approach affords Friedman's complete control over the credit granting process, it does require significant use of Friedman's working capital as it finances customer purchases. Because of this drain on Friedman's cash position, Friedman's has considered the possibility of pursuing a different approach with its credit portfolio. While Friedman's does not anticipate implementing any changes to its approach until after emergence from Chapter 11, such changes could impact the reorganized company's future enterprise value and cash position. Accordingly, Friedman's has determined to disclose the possibility of any such transaction and its possible effects in this Disclosure Statement.

         As an alternative to serving as the source of financing for customer purchases, Friedman's ultimately may determine to enter into an arrangement with a third-party provider of credit that would take the form of a credit card issued by such provider to Friedman's customers that bears Friedman's name. As described above, the Debtors have expanded the scope of First Annapolis' engagement to permit First Annapolis to assist the Debtors in improving their business model by exploring opportunities of a possible relationship with a third party credit card provider. The Debtors intend to file an application with the Bankruptcy Court seeking entry of an order authorizing this expansion of First Annapolis' engagement.

         While such an approach would eliminate losses on account of bad debts, would release working capital for use by Friedman's on other projects, and eliminate credit costs, Friedman's would lose control over credit granting decisions. This could result in lost credit sales. Friedman's also may consider continuing financing customers in certain lower credit categories, while arranging credit from a third-party provider for customers in other higher credit categories, thereby pursuing more of a hybrid approach. This hybrid approach would allow Friedman's to maintain some degree of control over the credit granting process. This would also allow it to preserve credit sales that may otherwise have been lost. It also reduces the level of reduction in bad debt losses, credit expenses and working capital.

         While Friedman's has not fully explored estimated ranges of impact of any such approaches on value or cash position, providing credit through the services of a third-party provider likely would result in a reduction in reorganized Friedman's earnings before interest, taxes, depreciation, and amortization compared to that projected in the business plan, resulting in a concomitant decrease in enterprise value. However, the amount of cash realized from running off the reorganized company's then-existing credit portfolio could possibly more than offset any reduction in enterprise value. Under the Plan, any net increase in total value on account of the enhanced cash position would inure exclusively to the benefit of the reorganized company and its shareholders.

                  (d) Summary of Distributable Value and Rationale for Settlement and Proposed Distribution to General Unsecured Creditors

         As is apparent from the foregoing, it is difficult to estimate with any degree of specificity likely recoveries on account of Friedman's claims against Crescent, tax refund claims, or other matters unrelated to enterprise value. Broad ranges of estimates have been prepared, but certain of them have changed over time as new facts have been factored into the analyses. It is very possible that Friedman's ultimately realizes very little on account of these assets. There is also a chance, however, that the company could, over time, derive significant value from them.

         As described above, under the mid-point of Jefferies' valuation, there is a deficiency for Program Vendor Claims of $17.2 million, meaning that these additional assets must generate at least $17.2 million in realizable value before general unsecured creditors otherwise would be entitled to any recovery. There is no assurance that these additional assets will generate such value. In fact, it is very possible that the Debtors' net enterprise value will be lower than the estimated mid-point if projected financial performance is not achieved. If performance is lower than anticipated and the low point of the net enterprise value ultimately proves to be a more realistic measurement of value, the deficiency in value would grow to $32.2 million, meaning that the reorganized company and Harbert will have to realize $32.2 million on account of the other assets before any value is left over to increase the reorganized company's equity value.

         Notwithstanding the foregoing, Friedman's and Harbert nonetheless have determined to transfer the trust assets to unsecured creditors and to set aside $8,000,000 for the benefit of unsecured creditors to pursue such trust assets (subject to the adjustments set forth in Article 1.137 of the Plan). The Debtors believe that this is a fair and adequate allocation of valuation risks among the constituencies, and that general unsecured creditors therefore should accept the proposal.

         In light of the risks and potential downside to litigating over the secured status of the Program Vendor Claims, along with the uncertainties over the value that may be realized on account of projected enterprise value, the claims against Crescent, tax assets, and monetization of Friedman's credit portfolio, the Debtors and the Creditors' Committee believe that the proposed consideration to be provided to general unsecured creditors is a fair and adequate allocation of valuation risks among the constituencies, and that general unsecured creditors therefore should vote in favor of the Plan.

         4. Mechanics for Implementing the Plan: Substantive Consolidation

                  (a)      Standards for Substantively Consolidating Debtors'
                           Estates

         Under the Plan, the Friedman's entities will be substantively consolidated. Generally, substantive consolidation of the estates of multiple debtors in a bankruptcy case effectively combines the assets and liabilities of the multiple debtors for certain purposes under a plan. The effect of consolidation is the pooling of the assets of, and claims against, the consolidated debtors; satisfying liabilities from a common fund; and combining the creditors of the debtors for purposes of receiving distributions under a reorganization plan.

         The authority of a Bankruptcy Court to order substantive consolidation is found by most courts to be derived from their general equitable powers under Section 105(a) of the Bankruptcy Code, which provides that the court may issue orders necessary to carry out the provisions of the Bankruptcy Code. In addition, courts have found that statutory authority exists for the approval of substantive consolidation as a part of a plan of reorganization under the terms of Section 1123(a)(5)(C) of the Bankruptcy Code. However, there are no statutorily prescribed standards setting forth the parameters for when substantive consolidation is appropriate. Instead, judicially developed standards control whether substantive consolidation should be granted in any given case.

         Thus, the propriety of substantive consolidation must be evaluated on a case-by-case basis based upon the particular facts and circumstances of the estates in question. The extensive list of elements and factors frequently cited and relied upon by courts in determining the propriety of substantive consolidation may be viewed as variants on two critical factors, namely, (i) whether creditors dealt with the entities as a single economic unit and did not rely on their separate identity in extending credit or (ii) whether the affairs of the debtors are so entangled that consolidation will benefit all creditors.

                  (b)      Applying Substantive Consolidation Principles in
                           These Cases

         In applying the foregoing principles to Friedman's and the Debtor Affiliates, it is manifest that most creditors historically dealt with the Friedman's entities as a single economic unit, and did not extend credit in reliance upon their separate corporate identities. Indeed, the Friedman's companies collectively operate retail store operations under the "Friedman's" brand name, and are essentially in the same line of business, or conduct operations, or hold real estate or other assets that support such line of business. Thus, there really is only one single business. While that single business has been operated through several different legal entities for various business planning reasons, they are part of one, integrated enterprise, the value of which cannot realistically be apportioned to any one entity.

         It is conceivable that certain unsecured creditors with claims against more than one Friedman's entity, including landlords and others, could assert that they are entitled to additional value on account of such multiple claims and hence, that substantive consolidation prejudices them and should not be allowed. However, this presumes that there is separate, going-concern value allocable to each entity, an assumption that the Debtors do not believe is realistic in light of the fact, noted above, that Friedman's is a unitary business enterprise that happens to be operated through multiple entities, all of which are integrated in their operations and dependent upon one another in furtherance of the business. Moreover, the de- consolidated liquidation analysis attached hereto as Appendix B reveals that in a liquidation, unsecured claims against Friedman's subsidiaries would not receive any recovery on account of their claims. Under the Plan, unsecured creditors will receive significant recoveries. For these reasons, there is no prejudice to any creditor in substantively consolidating the estates and treating each creditor as holding a single claim against a common pool of value.

         Additionally, the affairs of the Friedman's entities are so entangled that they should be treated as a single entity for the benefit of all creditors. For instance, the Debtors historically have issued consolidated financial statements and filed consolidated federal tax returns through Friedman's. Moreover, Friedman's and Friedman's Management provide services to all Friedman's entities, including accounting and bookkeeping, treasury, legal, tax, information systems, administrative, real estate management, store planning, construction and design, human resources administration, and similar "back office" corporate services. Finally, the Friedman's entities share a centralized cash management system. The system allows Friedman's to collect funds received by all Debtors through a series of transactions and to disburse the funds through disbursement accounts to pay for operating expenses related to all Debtors.

         Based upon the proposed substantive consolidation of the various Friedman's estates, creditors each effectively have one claim for purposes of distributing the value allocated to them under the Plan. This structure avoids complications that arise in connection with calculating and making distributions on account of their individual, separate claims against each Friedman's entity. The actual assets of the Friedman's entities, however, will not be consolidated together, and the separate legal identity of each Friedman's Debtor will be maintained, subject to the various corporate restructuring transactions contemplated by the Plan.

                  (c)      Deconsolidated Scenario - Subsidiary Guarantees

         Absent substantive consolidation, any recoveries available to general unsecured creditors likely would be further diluted on account of secured guarantees provided by certain Debtor subsidiaries which are structurally senior to the claims of substantially all trade and other general unsecured claims. As explained above, in September 2004, Friedman's and several of its largest jewelry vendors entered into the Prepetition Trade Vendor Program. Of particular significance to these Chapter 11 Cases, the Prepetition Trade Vendor Program documents provided that certain past due amounts owed to the vendors and amounts owed to them on account of future shipments would be secured by a lien on substantially all of the assets of Friedman's and its subsidiaries, junior only to the liens of the Prepetition Lenders. Certain subsidiaries of Friedman's, each of whom are Debtors in these Cases, guaranteed Friedman's obligations under the Prepetition Trade Vendor Program Documents pursuant to the terms of written guarantee agreements (the "Subsidiary Guarantees"). The subsidiaries include FCJV Holding Corporation, FCJV Limited Partnership, FI Store Limited Partnership, Friedman's Beneficiary, Inc., Friedman's Florida Partnership, Friedman's Holding Corporation, Friedman's Investments, LLC, and Friedman's Management Corporation (collectively, the "Friedman Subsidiaries").

         Aside from Friedman's Management Corporation's Intercompany Claim of approximately $64.3 million against Friedman's and the other Friedman Subsidiaries on account of certain trademark and other royalty fees, the Friedman Subsidiaries do not owe any material debt to any third parties other than the Vendor Claims on account of the Program Documents by virtue of the Subsidiary Guaranties. As described above, Harbert has purchased participations in the great majority of such Claims equal to 100% of the economic value of such Claims. If the Friedman's entities are not substantively consolidated, then Harbert and the other vendor claimants would be entitled to substantially all value in the Friedman Subsidiaries before any value attributable to the assets of the Friedman Subsidiaries may be upstreamed to Friedman's on account of its ownership interests in these Subsidiaries. As a result, without substantive consolidation of the Debtors, creditors of Friedman's, including trade vendors and other unsecured creditors, may not be distributed any value from the Friedman Subsidiaries until the vendor claims against the Subsidiaries arising out of the Subsidiary Guaranties are paid in full.

         As described above, the Debtors do not believe that apportionment of value among each of Friedman's and the Friedman's Subsidiaries, and that a de-consolidated restructuring, is realistic. Assuming it could be accomplished, however, the Debtors do not believe that any material benefit would be afforded to general unsecured creditors. To the contrary, by virtue of the secured, structurally senior Subsidiary Guarantees, any value that could be apportioned to the Subsidiaries likely would be exhausted on account of the Subsidiary Guarantees, leaving little or no value for general unsecured creditors. Indeed, in the consolidated scenario, described above, there is insufficient value to pay holders of the Program Claims in full. There is little or no reason to believe that matters would improve if the value of the unified Friedman's enterprise somehow could be de-consolidated and apportioned among each entity.

         The Debtors believe that this analysis holds whether recoveries are analyzed under a going-concern scenario or under a liquidation. In fact, in a liquidation, separate intercompany claims of each entity against the others would have to be taken into account. Such claims would further dilute any recovery to holders of other unsecured claims. Under the Plan, however, such claims will be reinstated or discharged in the discretion of the Reorganized Debtors; regardless of which option is pursued, recoveries to general unsecured creditors under the Plan will not be affected. The substantive consolidation proposed by the Plan therefore provides this additional assurance that holders of general unsecured creditors will receive a recovery, un-diluted by significant intercompany claims of different Debtor entities.

                    VII. SUMMARY OF THE REORGANIZATION PLAN

         THIS SECTION PROVIDES A SUMMARY OF THE STRUCTURE, CLASSIFICATION, TREATMENT AND IMPLEMENTATION OF THE PLAN AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE PLAN, WHICH ACCOMPANIES THIS DISCLOSURE STATEMENT, AND TO THE EXHIBITS ATTACHED THERETO.

         ALTHOUGH THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT INCLUDE SUMMARIES OF THE PROVISIONS CONTAINED IN THE PLAN AND IN DOCUMENTS REFERRED TO THEREIN, THIS DISCLOSURE STATEMENT DOES NOT PURPORT TO BE A PRECISE OR COMPLETE STATEMENT OF ALL THE TERMS AND PROVISIONS OF THE PLAN OR DOCUMENTS REFERRED TO THEREIN, AND REFERENCE IS MADE TO THE PLAN AND TO SUCH DOCUMENTS FOR THE FULL AND COMPLETE STATEMENTS OF SUCH TERMS AND PROVISIONS.

         THE PLAN ITSELF AND THE DOCUMENTS REFERRED TO THEREIN WILL CONTROL THE TREATMENT OF CREDITORS AND EQUITY SECURITY HOLDERS UNDER THE PLAN AND WILL, UPON THE EFFECTIVE DATE, BE BINDING UPON HOLDERS OF CLAIMS AGAINST, AND INTERESTS IN, THE DEBTORS, THE REORGANIZED DEBTORS, AND OTHER PARTIES IN INTEREST.

A.       Overall Structure of the Plan

         Shortly after filing for relief under Chapter 11, the Debtors focused on the formulation of a plan of reorganization that would allow them to quickly emerge from Chapter 11 and preserve their value as a going concern. The Debtors recognize that in the competitive arena in which they operate, a lengthy and uncertain Chapter 11 case would detrimentally affect the confidence in the Debtors by their vendors, customers and employees, further impair their financial condition, and dim the prospects for a successful reorganization. The terms of the Plan are based upon, among other things, the Debtors' assessment of their ability to achieve the goals of their business plan, make the distributions contemplated under the Plan, and pay their continuing obligations in the ordinary course of the Reorganized Debtors' businesses.

         If the Plan is confirmed by the Bankruptcy Court and consummated, (i) the Claims in certain Classes will be reinstated or modified and will receive distributions equal to the full amount of such Claims and (ii) the Claims and Interests in other Classes will be modified or extinguished and will receive distributions constituting, in most instances, a partial recovery. At certain times after the Effective Date, the Reorganized Debtors will distribute Cash and other property in respect of certain Classes of Claims as provided in the Plan. The Classes of Claims against the Debtors created under the Plan, the treatment of those Classes under the Plan, and the securities and other property to be distributed under the Plan are described below.

         1. The Plan Investor Transactions

                  (a)      Description of the Plan Investor

         Harbert Distressed Investment Master Fund, Ltd., a Cayman Islands exempt company (the "Plan Investor") has agreed to make a substantial investment in the Debtors in furtherance of the Debtors' financial and operational restructuring plan. The investment will be made pursuant to an Investment Agreement (the "Investment Agreement"), summarized below. A copy of the Investment Agreement is attached as Exhibit D to the Plan. The discussion of the Investment Agreement herein is a summary only. In the event of a conflict between this summary and the terms of the Investment Agreement, the terms of the Investment Agreement control.

                  (b)      Summary of the Plan Investor Investment Agreement

         Under the Plan, the Plan Investor would convert certain claims it holds against the Debtors and make a significant new investment in the Debtor in exchange for the newly issued equity of the Reorganized Debtors. Under the Investment Agreement, at the Closing Date, in order to convert its claims and invest in the Debtors, the Plan Investor will acquire from the Reorganized Debtors and the Reorganized Debtors has agreed to sell 100% of the shares of the New Common Stock in exchange for Harbert's conversion of all its claims to equity plus investment of approximately $25 million in cash.

         The Investment Agreement has customary representations and warranties and provides for an interim operating covenant that prohibits the Debtor, until the earlier of the Closing Date and the termination of the Investment Agreement, unless consented to by the Plan Investor in writing or as required by the Bankruptcy Code, from, among other things, (i) assuming or rejecting any Material Contract, (ii) acquiring any business, (iii) selling, exchanging, licensing or disposing of real property, (iv) incurring any indebtedness or making loans or (iv) entering into any settlement or agreement with any Governmental Entity or with Crescent Jewelers.

         Additionally, until the earlier of the Closing Date and the termination of the Investment Agreement, unless the Debtor's Board of Directors determines in good faith that it is necessary to authorize such actions in connection with the administration of the Bankruptcy Cases or that it is required to authorize such actions to comply with their fiduciary duties under applicable law, the Debtors are not permitted to (i) solicit, initiate or take any other action designed to solicit a proposal or offer for a restructuring transaction or plan of reorganization or similar transaction,
(ii) participate in discussions or negotiations related thereto, (iii) enter into a letter of intent or other agreement related thereto, or (iv) furnish non-public information, except in limited circumstances. The foregoing notwithstanding, if the Debtors receive an unsolicited writing from a party indicating that such party is considering making, or has made, a bona fide alternative proposal, the Debtors are permitted to enter into discussions or negotiations with, or provide information to, such party. In addition, the Debtors may enter into an agreement with such party for an alternate transaction and recommend an alternative transaction, so long as (i) the alternative proposal provides a higher transaction value or is otherwise more favorable to the Debtors and their creditors, (ii) the Debtors' Board of Directors reasonably believes in good faith (after consultation with their outside advisors) that authorizing the transaction is consistent with their fiduciary duties under applicable law, and (iii) the Plan Investor fails to match any such offer.

         The Plan Investor's investment obligations are subject to further conditions under the Investment Agreement, including, among others, HSR approval, no existing injunction, the full force and effect of the Exit Financing Facility, obtaining all required consents and governmental requirements, and certain administrative and priority claims not exceeding a specific amount of money or being resolved upon terms satisfactory to the Plan Investor. All conditions are waivable by the Plan Investor except for those conditions related to HSR approval, no injunction, and consents and approvals.

         There are certain fees and expenses payable to the Plan Investor under the Investment Agreement. In particular, unless the Plan Investor is in material breach of its obligations under the Investment Agreement or the Investment Agreement is terminated in accordance with its terms (except for termination by the Debtor as a result of or in connection with an alternate transaction), the Debtor is required to pay to the Plan Investor a fee of up to $5 million.

         If the Investment Agreement is terminated for any reason other than by the Debtor if the Plan Investor is in material breach such that certain conditions to the obligations of the Debtor will not be satisfied and such failure is not cured within 20 days after the Plan Investor receives notice of the breach, the Debtor will reimburse the Plan Investor for all of its reasonable out-of-pocket costs and expenses, including the fees and expenses of financial advisors, outside legal counsel, accountants, experts and consultants. The Investment Agreement may also be terminated if, among other things, the Debtors do not satisfy certain conditions by November 30, 2005, and the transaction has not taken place by December 31, 2005.

B.       Classification and Treatment of Claims and Interests

         Section 1122 of the Bankruptcy Code requires that a plan of reorganization classify the claims of a debtor's creditors and the interests of its equity holders. The Bankruptcy Code also provides that, except for certain claims classified for administrative convenience, a plan of reorganization may place a claim of a creditor or an interest of an equity holder in a particular class only if such claim or interest is substantially similar to the other claims of such class. The Bankruptcy Code further requires that a plan of reorganization provide the same treatment for each claim or interest of a particular class unless the holder of a particular claim or interest agrees to a less favorable treatment of its claim or interest.

         The Debtors believe that they have classified all Claims and Interests in compliance with the requirements of the Bankruptcy Code. If a Claim or Interest holder challenges such classification of Claims or Interests and the Bankruptcy Court finds that a different classification is required for the Plan to be confirmed, the Debtors, to the extent permitted by the Bankruptcy Court, intend to make such reasonable modifications of the classifications of Claims or Interests under the Plan to provide for whatever classification might be required by the Bankruptcy Court for confirmation of the Plan.

         EXCEPT TO THE EXTENT THAT SUCH MODIFICATION OF CLASSIFICATION ADVERSELY AFFECTS THE TREATMENT OF A HOLDER OF A CLAIM OR INTEREST AND REQUIRES RESOLICITATION, ACCEPTANCE OF THE PLAN BY ANY HOLDER OF A CLAIM PURSUANT TO THIS SOLICITATION WILL BE DEEMED TO BE A CONSENT TO THE PLAN'S TREATMENT OF SUCH HOLDER OF A CLAIM REGARDLESS OF THE CLASS AS TO WHICH SUCH HOLDER ULTIMATELY IS DEEMED TO BE A MEMBER.

         1. Treatment of Unclassified Claims

                  (a)      Administrative Claims

         An Administrative Claim is a Claim for payment of an administrative expense of a kind specified in section 503(b) of the Bankruptcy Code and entitled to priority pursuant to section 507(a)(1) of the Bankruptcy Code, including, but not limited to, DIP Facility Revolver Claims, DIP Facility Term Claims, the actual, necessary costs and expenses, incurred on or after the Petition Date, of preserving the Estates and operating the business of the Debtors, including wages, salaries or commissions for services rendered after the commencement of the Chapter 11 Cases, Professional Claims, all fees and charges assessed against the Estates under chapter 123 of title 28, United States Code, and all Allowed Claims (including reclamation claims) that are entitled to be treated as Administrative Claims pursuant to a Final Order of the Bankruptcy Court under section 546(c)(2)(A) of the Bankruptcy Code.

         Subject to the provisions of the Plan, on the first Distribution Date or Periodic Distribution Date occurring after the later of (a) the date an Administrative Claim becomes an Allowed Administrative Claim or (b) the date an Administrative Claim becomes payable pursuant to any agreement between a Debtor (or a Reorganized Debtor) and the holder of such Administrative Claim, an Allowed Administrative Claimholder in the Chapter 11 Cases shall receive, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Administrative Claim, (i) Cash equal to the unpaid portion of such Allowed Administrative Claim or (ii) such other treatment as to which the Debtors (or the Reorganized Debtors) and such Claimholder shall have agreed upon in writing; provided, however, that (y) Claimholders of Claims arising under the DIP Facility shall be deemed to have Allowed Claims as of the Effective Date in such amount as to which the Debtors and such Claimholders shall have agreed upon in writing or as determined by the Bankruptcy Court, which DIP Facility Claims shall be paid in accordance with Article X of the Plan, and (z) Allowed Administrative Claims with respect to liabilities incurred by the Debtors in the ordinary course of business during the Chapter 11 Cases shall be paid in the ordinary course of business in accordance with the terms and conditions of any agreements relating thereto.

                  (b)      Priority Tax Claims

         Commencing on the first Periodic Distribution Date occurring after the later of (a) the date a Priority Tax Claim becomes an Allowed Priority Tax Claim or (b) the date a Priority Tax Claim first becomes payable pursuant to any agreement between a Debtor (or a Reorganized Debtor) and the holder of such Priority Tax Claim, at the sole option of the Debtors (or the Reorganized Debtors), such Allowed Priority Tax Claimholder shall be entitled to receive on account of such Priority Tax Claim, in full satisfaction, settlement, release and discharge of, and in exchange for, such Priority Tax Claim, (i) equal Cash payments, during a period not to exceed six years after the assessment of the tax on which such Claim is based, totaling the aggregate amount of such Claim plus simple interest at the rate required by applicable law on any outstanding balance from the Effective Date, or such lesser rate agreed to by a particular taxing authority, (ii) such other treatment agreed to by the Allowed Priority Tax Claimholder and the Debtors (or the Reorganized Debtors), provided such treatment is on more favorable terms to the Debtors (or the Reorganized Debtors after the Effective Date) than the treatment set forth in clause (i) hereof, or (iii) payment in full in Cash.

         2. Treatment of Classified Claims and Interests

         Pursuant to section 1122 of the Bankruptcy Code, the Plan designates classes of Claims against and Interests in the Debtors. A description of such Classified Claims and Interests is provided below. A Claim or Interest is placed in a particular Class for the purposes of voting on the Plan and of receiving distributions pursuant to the Plan only to the extent that such Claim or Interest is an Allowed Claim or an Allowed Interest in that Class and such Claim or Interest has not been paid, released, or otherwise settled prior to the Effective Date. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims of the kinds specified in sections 507(a)(1) and 507(a)(8) of the Bankruptcy Code have not been classified and their treatment is summarized above.

                  (a)      Classes of Claims that are Unimpaired

                           (i)   Class 2 (Other Secured Claims).

         Class 2 consists of Other Secured Claims, which are Secured Claims that are not Lender Claims (described below). A "Secured Claim" means a Claim secured by a security interest in or a lien on property in which a Debtor's Estate has an interest or that is subject to setoff under section 553 of the Bankruptcy Code, to the extent of the value, as of the Effective Date or such other date as is established by the Bankruptcy Court, of such Claimholder's interest in the applicable Estate's interest in such property or to the extent of the amount subject to setoff, as applicable, as determined by a Final Order of the Bankruptcy Court pursuant to section 506(a) of the Bankruptcy Code or in the case of setoff, pursuant to section 553 of the Bankruptcy Code, or as otherwise agreed upon in writing by the Debtors and the Claimholder.

         Except as otherwise provided in and subject to Article 9.8 of the Plan, the legal, equitable, and contractual rights of each Allowed Other Secured Claimholder shall be Reinstated. Notwithstanding section 1141(c) or any other provision of the Bankruptcy Code, all valid, enforceable and perfected prepetition liens on property of the Debtors held by or on behalf of the Other Secured Claimholders with respect to such Claims shall survive the Effective Date and continue in accordance with the contractual terms of the underlying agreements with such Claimholders and/or applicable law until, as to each such Claimholder, the Allowed Other Secured Claims of such Other Secured Claimholder are paid in full

         "Reinstated" or "Reinstatement" means (a) leaving unaltered the legal, equitable and contractual rights to which a Claim entitles the Claimholder so as to leave such Claim Unimpaired in accordance with section 1124 of the Bankruptcy Code, or (b) notwithstanding any contractual provision or applicable law that entitles the Claimholder to demand or receive accelerated payment of such Claim after the occurrence of a default (i) curing any such default that occurred before or after the Petition Date, other than a default of a kind specified in section 365(b)(2) of the Bankruptcy Code; (ii) reinstating the maturity of such Claim as such maturity existed before such default; (iii) compensating the Claimholder for any damages incurred as a result of any reasonable reliance by such Claimholder on such contractual provision or such applicable law; and (iv) not otherwise altering the legal, equitable or contractual rights to which such Claim entitles the Claimholder; provided, however, that any contractual right that does not pertain to the payment when due of principal and interest on the obligation on which such Claim is based, including, but not limited to, financial covenant ratios, negative pledge covenants, covenants or restrictions on merger or consolidation, "going dark" provisions, and affirmative covenants regarding corporate existence prohibiting certain transactions or actions contemplated by the Plan, or conditioning such transactions or actions on certain factors, shall not be required to be cured or reinstated in order to accomplish Reinstatement.

                           (ii)  Class 3 (Other Priority Claims).

         Class 3 consists of all Other Priority Claims that may exist against a particular Debtor. An "Other Priority Claim" means a Claim entitled to priority pursuant to section 507(a) of the Bankruptcy Code other than a Priority Tax Claim or an Administrative Claim. Except as otherwise provided in and subject to Article 9.8 of the Plan, on the first Periodic Distribution Date occurring after the later of (i) the date an Other Priority Claim becomes an Allowed Other Priority Claim or (ii) the date an Other Priority Claim becomes payable pursuant to any agreement between the Debtors (or the Reorganized Debtors) and the holder of such Other Priority Claim, each Allowed Other Priority Claimholder shall receive, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Other Priority Claim, (a) Cash in an amount equal to the amount of such Allowed Other Priority Claim or
(b) such other less favorable treatment as to which the Debtors (or the Reorganized Debtors) and such Claimholder shall have agreed upon in writing. The Debtors' failure to object to an Other Priority Claim in their Chapter 11 Cases shall be without prejudice to the Reorganized Debtors' right to contest or otherwise defend against such Claim in the Bankruptcy Court or other appropriate non-bankruptcy forum (at the option of the Debtors or the Reorganized Debtors) when and if such Claim is sought to be enforced by the Other Priority Claimholder.

                  (b)      Classes of Claims that are Impaired

                           (i)   Class 1 (Lender Claims).

         Class 1 consists of all Lender Claims. The term "Lender Claims" means the Claim allowed pursuant to the Order Approving Settlement Agreement with Jewelry Investors II, L.L.C. (docket no. 794) entered by the Bankruptcy Court on July 1, 2005.

         On the Distribution Date, each holder of an Allowed Lender Claim shall receive, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Lender Claim, shares of New Common Stock as specified in the Investment Agreement.

                           (ii) Class 4(a) (Non-Participating Program Vendor Claims).

         Program Vender Claims are Claims arising out of or in connection with those certain Secured Trade Credit Program Letter Agreements and Secured Trade Credit Program Terms and Conditions and Statement of Qualifications entered into prior to the Petition Date among Friedman's and its Affiliates and certain of their vendors, as amended, supplemented or otherwise modified from time to time, and all documents executed in connection therewith. Class 4(a) consists of "Non-Participating Program Vendor Claims," which consist of all Program Vendor Claims that are not Participating Program Vendor Claims. Except as otherwise provided in and subject to Article 9.8 of the Plan, commencing on the Distribution Date or first Periodic Distribution Date occurring after the later of (i) the date a Non- Participating Program Vendor Claim becomes an Allowed Non-Participating Program Vendor Claim and (ii) the date a Non-Participating Program Vendor Claim becomes payable pursuant to any agreement between the Debtors or the Reorganized Debtors and the holder of such Non-Participating Program Vendor Claim, each holder of an Allowed Non-Participating Program Vendor Claim shall receive Cash in an amount equal to 75% of its Allowed Non- Participating Program Vendor Claim. Upon compliance with Article 5.4 of the Plan, all liens and security interests granted to secure the Non-Participating Program Vendor Claims shall be deemed cancelled and shall be of no further force and effect.

                           (iii) Class 4(b) (Participating Program Vendor
                                 Claims).

         Program Vender Claims are Claims arising out of or in connection with those certain Secured Trade Credit Program Letter Agreements and Secured Trade Credit Program Terms and Conditions and Statement of Qualifications entered into prior to the Petition Date among Friedman's and its Affiliates and certain of their vendors, as amended, supplemented or otherwise modified from time to time, and all documents executed in connection therewith. Class 4(b) consists of "Participating Program Vendor Claims," which consist of any Program Vendor Claim that is subject to an agreement between the Plan Investor and the holder of such Program Vendor Claim, in substantially the form attached to the motion (docket no. 595) which was approved pursuant to that order entered by the Bankruptcy Court on May 26, 2005 (docket no. 664), authorizing Friedman's to consent to transfers of participation interests in certain Program Vendor Claims. Except as otherwise provided in and subject to
Article 9.8 of the Plan, commencing on the Distribution Date or first Periodic Distribution Date occurring after the later of (i) the date a Participating Program Vendor Claim becomes an Allowed Participating Program Vendor Claim and
(ii) the date a Participating Program Vendor Claim becomes payable pursuant to any agreement between the Debtors or the Reorganized Debtors and the holder of such Participating Program Vendor Claim, each holder of an Allowed Participating Program Vendor Claim shall receive, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Participating Program Vendor Claim, its Pro Rata share of shares of New Common Stock as specified in the Investment Agreement. Upon compliance with the foregoing Article 5.5, all liens and security interests granted to secure the Participating Program Vendor Claims shall be deemed cancelled and shall be of no further force and effect.

                           (iv)  Class 5 (General Unsecured Claims).

         Class 5 consists of all General Unsecured Claims. A "General Unsecured Claim" means any Claim that is (A) not otherwise an Intercompany Claim, Lender Claim, Other Priority Claim, Other Secured Claim, Program Vendor Claim, AG Claim or Subordinated Claim.

         Except as otherwise provided in and subject to Article 9.8 of the Plan, commencing on the Distribution Date or first Periodic Distribution Date occurring after the later of (i) the date a General Unsecured Claim becomes an Allowed General Unsecured Claim or (ii) the date a General Unsecured Claim becomes payable pursuant to any agreement between the Debtors or the Reorganized Debtors and the holder of such General Unsecured Claim, each holder of an Allowed General Unsecured Claim will receive, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed General Unsecured Claim, its Pro Rata share of the Trust Recoveries, if any.

         The term "Trust Recoveries" means any and all proceeds received by the Friedman's Creditor Trust from (a) the prosecution to, and collection of, a final judgment of a Trust Claim against a Person, or (b) the settlement or other compromise of a Trust Claim against a Person. The term "Trust Claim" means any and all Causes of Action against any Person or entity arising from, in connection with, or relating to the subject matters of the investigation conducted by the Joint Review Committee authorized by order of the Bankruptcy Court entered on April 28, 2005 (docket No. 561) with respect to conduct occurring prior to May 5, 2004, except with respect to professionals hired prior to May 2004 and whose services continued thereafter (except for any "Professionals" as defined in the Plan), in which case conduct occurring prior to or subsequent to May 5, 2004 is a subject matter of the investigation, other than any Claim or Cause of Action against Crescent or Bank of America, N.A. or its Affiliates on account of or relating to its relationship with Crescent which shall constitute Retained Actions.

                           (v)   Class 6 (AG Claims)

         Class 6 consists of all AG Claim that exist against the Debtors. An "AG Claim" is a Claim held by a state on account of controversies asserted prior to the Petition Date with respect to the Debtors' historic credit insurance sales practices. Except as otherwise provided in and subject to
Article 9.8 of the Plan, commencing on the Distribution Date or first Periodic Distribution Date occurring after the later of (i) the date an AG Claim becomes an Allowed AG Claim or (ii) the date an AG Claim becomes payable pursuant to any agreement between the Debtors or the Reorganized Debtors and the holder of such AG Claim, each holder of an Allowed AG Claim shall receive, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed AG Claim, its Pro Rata share of the Trust Recoveries that such holder of an Allowed AG Claim would receive if such holder were a member of Class 5; provided, however, that a holder of an AG Claim may elect (a) to receive, on the Distribution Date or first Periodic Distribution Date, in full satisfaction, settlement, release, and discharge of, and in exchange for, such AG Claim, its Pro Rata share of the AG Fixed Trust Recovery, or (b) to participate in the AG Global Settlement, if, and only if, an AG Global Settlement is reached and all holders of AG Claims elect to participate in such AG Global Settlement.

                           (vi)  Class 7 (Intercompany Claims).

         Class 7 consists of all Intercompany Claims that may exist against a particular Debtor. An "Intercompany Claim" is a Claim by a Debtor, an Affiliate of a Debtor, or a non- Debtor Affiliate against another Debtor, Affiliate of a Debtor, or non-Debtor Affiliate. On the Effective Date, at the option of the Debtors or the Reorganized Debtors in connection with the Restructuring Transactions contemplated by the Plan, the Intercompany Claims of any Debtor against any other Debtor, including, but not limited to, any Intercompany Claims arising as a result of rejection of an Intercompany Executory Contract or Intercompany Unexpired Lease, shall either be (a) Reinstated, in full or in part, or (b) discharged and satisfied, in full or in part, in which case such discharged and satisfied portion shall be eliminated and the holders thereof shall not be entitled to, and shall not receive or retain, any property or interest in property on account of such portion under the Plan. The discretion retained by the Debtors or the Reorganized Debtors to reinstate or discharge Intercompany Claims will have no bearing on creditor recoveries under the Plan.

                           (vii) Class 8 (Subordinated Claims).

         Class 7 consists of all Subordinated Claims against the Debtors. A "Subordinated Claim" is a Claim against a Debtor, other than any Claim of the Securities Exchange Commission or Claim Allowed pursuant to a Government Settlement, whether or not the subject of an existing lawsuit, (i) arising from any Cause of Action by a Person against any Person arising out of or related to a Person's ownership of Interests, including Existing Common Stock,
(ii) arising from rescission of a purchase or sale of shares or notes, or any other securities of any of the Debtors or affiliate of the Debtors, (iii) for damages arising from the purchase or sale of any such security, (iv) for violations of the securities laws, misrepresentations, or any similar Claims, including, to the extent related to the foregoing or otherwise subject to subordination under section 510(b) of the Bankruptcy Code, but not limited to, any attorneys' fees, other charges, or costs incurred on account of the foregoing Claims, (v) for reimbursement, contribution, or indemnification allowed under section 502 of the Bankruptcy Code on account of any such Claim, including Claims based on allegations that the Debtors made false and misleading statements and engaged in other deceptive acts in connection with the sale of securities, and (vi) all fines, penalties, Claims for disgorgement, or order of restitution against any of the Debtors, provided, however, that in accordance with 18 U.S.C. ss. 3613(e), nothing herein shall apply to any fine, penalty, Claim for disgorgement, or order of restitution entered or ordered in connection with any criminal action or criminal proceeding by the United States.

         Holders of Subordinated Claims will not receive or retain any property on account of such Claims under the Plan.

                           (viii) Class 9 (Interests).

         Class 8 consists of all Interests. "Interest" means all options, warrants, call rights, puts, awards, or other agreements to acquire Existing Common Stock. On the Effective Date, all Interests will be deemed cancelled and the holders of Interests will not receive or retain any property on account of such Interests under the Plan; provided, however, that, subject tot he Restructuring Transactions contemplated by the Plan, and pursuant to
Article 7.9 of gthe Plan, on the Effective Date, all Interests in the Affiliate Debtors will be Reinstated.

C.       Means for Implementation of the Plan

         1. Continued Corporate Existence

                  (a)      The Debtors

         Subject to the Restructuring Transactions contemplated by the Plan, each of the Debtors will continue to exist after the Effective Date as a separate corporate entity, with all the powers of a corporation under applicable law in the jurisdiction in which each applicable Debtor is incorporated or otherwise formed and pursuant to its certificate of incorporation and bylaws or other organizational documents in effect prior to the Effective Date, except to the extent such certificate of incorporation and bylaws or other organizational documents are amended by the Plan and the Articles of Incorporation and Bylaws, without prejudice to any right to terminate such existence (whether by merger or otherwise) under applicable law after the Effective Date.

                  (b)      Non-Debtors

         There are certain Affiliates of the Debtors that are not Debtors in these Chapter 11 Cases. The continued existence, operation and ownership of such non-Debtor Affiliates is a material component of the Debtors' businesses, and, as set forth in Article 12.1 of the Plan, all of the Debtors' equity interests and other property interests in such non-Debtor Affiliates shall revest in the applicable Reorganized Debtor or its successor on the Effective Date.

         2.       Substantive Consolidation

         The Plan provides for the substantive consolidation of the Estates, but only for purposes of effectuating the settlements contemplated by, and making distributions to holders of Claims under, the Plan. For such limited purposes, on the Effective Date, (a) all guaranties of any Debtor of the payment, performance, or collection of another Debtor with respect to any Class of Claims or Interests shall be deemed eliminated and cancelled; (b) any obligation of any Debtor and all guaranties with respect to any Class of Claims or Interests executed by one or more of the other Debtors and any joint or several liability of any of the Debtors shall be treated as a single obligation, and any obligation of two or more Debtors, and all multiple Impaired Claims against Debtors on account of such joint obligations, shall be treated and Allowed only as a single Claim against the consolidated Debtors; and (c) each Claim filed in the Chapter 11 Cases of any Debtor shall be deemed filed against the consolidated Debtors and shall be deemed a Claim against and an obligation of the consolidated Debtors. Except as set forth in Article VII of the Plan, such substantive consolidation will not (other than for purposes related to the Plan) (i) affect the legal and corporate structures of the Debtors or Reorganized Debtors, subject to the right of the Debtors or Reorganized Debtors to effect the Restructuring Transactions contemplated by the Plan, (ii) cause any Debtor to be liable for any Claim or Interest under the Plan for which it otherwise is not liable, and the liability of any Debtor for any such Claim or Interest will not be affected by such substantive consolidation, (iii) except as otherwise stated in the Plan, affect Intercompany Claims of Debtors against Debtors, and (iv) affect Interests in the Affiliate Debtors except as otherwise may be required in connection with the Restructuring Transactions contemplated by the Plan. Notwithstanding anything herein to the contrary, the Debtors may elect in their sole and absolute discretion, at any time through and until the Effective Date, to substantively consolidate the Estates for additional purposes, including for voting purposes. Should the Debtors make such election, the Debtors will not, nor will they be required to, resolicit votes with respect to the Plan. Substantive consolidation shall not alter the distributions set forth herein. In the event that the Debtors do elect to substantively consolidate the Estates, the Disclosure Statement and the Plan shall be deemed to be a motion requesting that the Bankruptcy Court approve such substantive consolidation.

         3. Restructuring Transactions

         On or prior to the Effective Date, the Debtors and Reorganized Debtors shall take such actions as may be necessary or appropriate to effect the relevant Restructuring Transactions. The term "Restructuring Transactions" means a dissolution or winding up of the corporate existence of a Debtor or the consolidation, merger, contribution of assets, or other transaction in which a Reorganized Debtor merges with or transfers substantially all of its assets and liabilities to a Reorganized Debtor or their Affiliates, on or after the Effective Date, as set forth in the Restructuring Transaction Notice. The Restructuring Transactions contemplated by the Plan include, but are not limited to, all of the transactions described in the Plan. Such actions may also include: (a) the execution and delivery of appropriate agreements or other documents of merger, consolidation or reorganization containing terms that are consistent with the terms of the Plan and that satisfy the requirements of applicable law; (b) the execution and delivery of appropriate instruments of transfer, assignment, assumption or delegation of any property, right, liability, duty or obligation on terms consistent with the terms of the Plan; (c) the filing of appropriate certificates of incorporation, merger or consolidation with the appropriate governmental authorities under applicable law; and (d) all other actions that such Debtors and Reorganized Debtors determine are necessary or appropriate, including the making of filings or recordings in connection with the relevant Restructuring Transaction. The form of each Restructuring Transaction shall be determined by the boards of directors of a Debtor or Reorganized Debtor party to any Restructuring Transaction. In the event a Restructuring Transaction is a merger transaction, upon the consummation of such Restructuring Transaction, each party to such merger shall cease to exist as a separate corporate entity and thereafter the surviving Reorganized Debtor shall assume and perform the obligations of each Reorganized Debtor under the Plan. In the event a Reorganized Debtor is liquidated, the Reorganized Debtors (or the Reorganized Debtor which owned the stock of such liquidating Debtor prior to such liquidation) shall assume and perform such obligations. Implementation of the Restructuring Transactions shall not affect the distributions under the Plan.

         4. Articles of Incorporation and by-Laws

         The Articles of Incorporation and Bylaws of the Reorganized Debtors shall be adopted and amended as may be required in order that they are consistent with the provisions of the Plan and the Bankruptcy Code. The Articles of Incorporation of Reorganized Friedman's shall, among other things:
(a) authorize shares of New Common Stock, $0.01 par value per share in an amount to be determined prior to the Confirmation Hearing; and (b) provide, pursuant to section 1123(a)(6) of the Bankruptcy Code, for (i) a provision prohibiting the issuance of non-voting equity securities and, if applicable,
(ii) a provision setting forth an appropriate distribution of voting power among classes of equity securities possessing voting power, including, in the case of any class of equity securities having a preference over another class of equity securities with respect to dividends, adequate provisions for the election of directors representing such preferred class in the event of default in the payment of such dividends. The Articles of Incorporation and By-Laws (or certificate of incorporation, as the case may be) of Reorganized Friedman's and the other Reorganized Debtors are attached to the Plan as Exhibit A and Exhibit B. Any modification to such articles or certificates of incorporation as originally filed may be filed after the Confirmation Date and may become effective on or prior to the Effective Date.

         5. Directors and Officers of Reorganized Debtors

                  (a)      Officers

         The existing senior officers of the Debtors in office on the Effective Date shall serve in their current capacities after the Effective Date, subject to their employment contracts and subject to the authority of the board of directors of the Reorganized Debtors.

                  (b)      Directors of Reorganized Friedman's

         On the Effective Date, the term of the current members of the board of directors of Friedman's will expire. The initial board of directors of Reorganized Friedman's, whose term will commence upon the Effective Date, shall consist of five (5) members. One (1) member of senior management of Reorganized Friedman's will serve on the initial board of directors of Reorganized Friedman's. Other board members shall include four (4) directors selected by the Plan Investor, at least one of whom shall not be an officer or employee of the Plan Investor or a family member thereof. The Persons responsible for designating board members shall designate their board members by written notice filed with the Bankruptcy Court by a date that is at least seven days prior to the Voting Deadline; provided, however, that if they fail to file and give such notice, the Debtors will initially designate such members by announcing their identities at the Confirmation Hearing. Directors of Reorganized Friedman's appointed in accordance with this Article shall serve an initial term for a period from the Effective Date through the date of the first annual meeting after the Effective Date. Thereafter, and subject to Reorganized Friedman's rights to amend its bylaws, directors shall serve one
(1) year terms (with such subsequent terms subject to election by shareholder vote) with each such term expiring at the conclusion of the next annual meeting of shareholders. In the event, prior to the Effective Date, a person designated to be a member of Reorganized Friedman's board of directors dies, is disabled, or otherwise becomes unable to fulfill the role, the Person designating such member will designate a replacement for such director. In the event, after the Effective Date and prior to the first annual meeting that occurs after the Effective Date, of the death, disability, resignation, or removal of a member of the board of directors, the Plan Investor will designate a replacement for such director.

         6. Directors and Officers of Affiliate Debtors

         The existing directors and officers of the Affiliate Debtors will continue to serve in their current capacities after the Effective Date, provided, however that the Debtors reserve the right to identify new officers and members of the board of directors of each of such Affiliate Debtors at any time prior to the Confirmation Hearing, and provided further that New Holding Company reserves the right to identify new officers and members of the board of directors of each such Affiliate Debtor at any time thereafter.

         7. Employment, Retirement, Indemnification, and Other Agreements and Incentive Compensation Programs

         To the extent that any of the Debtors have in place as of the Effective Date employment, retirement, indemnification and other agreements with their respective active directors, officers and employees who will continue in such capacities (or similar capacities) after the Effective Date, or retirement income plans, welfare benefit plans and other plans for such Persons, such agreements, programs and plans shall remain in place after the Effective Date as to such Persons, and the Reorganized Debtors will continue to honor such agreements, programs, and plans as to such Persons. Such agreements and plans may include equity, bonus, and other incentive plans in which officers and other employees of the Reorganized Debtors may be eligible to participate. After the Effective Date, the Reorganized Debtors shall each have the authority, consistent with the applicable agreements, to terminate, amend or enter into employment, retirement, indemnification and other agreements with their respective active directors, officers and employees and to terminate, amend or implement retirement income plans, welfare benefit plans and other plans for active employees. Notwithstanding anything to the contrary in the Plan, following the Effective Date of the Plan, payment of "retiree benefits" as defined in section 1114 of the Bankruptcy Code shall continue at the levels established pursuant to subsections (e)(1)(B) or (g) of section 1114 of the Bankruptcy Code, at any time prior to confirmation of the Plan, for the duration of the periods the Debtors have obligated themselves to provide such benefits, if any.

         8. Issuance of New Common Stock

         On the Effective Date, Reorganized Friedman's will authorize shares of New Common Stock in an amount to be determined on or before the Confirmation Hearing. On or before the Distribution Date, Reorganized Friedman's will be deemed to have issued a total number of shares of New Common Stock necessary to satisfy obligations on account of Claims under the Plan and obligations of the Plan Investor under the Investment Agreement in accordance with Article 7.11 of the Plan.

         The Debtors are relying on section 1145(a)(1) of the Bankruptcy Code to exempt the exchange, issuance and distribution of the New Common Stock from the registration requirements of the Securities Act and state securities and "blue sky" laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate of the debtor, or a successor to a debtor under a plan approved by a bankruptcy court; (ii) the recipients of securities hold a claim against, an interest in, or a claim for an administrative expense in the case concerning the debtor or such affiliate; and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or are issued "principally" in such exchange and "partly" in exchange for cash or property.

         The Debtors believe that the issuance and distribution of the New Common Stock to any person who is not receiving such New Common Stock in exchange for a claim against the Debtors, or principally in exchange for such a claim and partly for cash, will be exempt from registration requirements of the Securities Act, and any state or local laws requiring registration, by reason of section 4(2) of the Securities Act as a transaction not involving any public offering. Persons who receive New Common Stock under the Plan are urged to consult their own legal advisor with respect to restrictions applicable under the Securities Act and any appropriate rules and the circumstances under which securities may be sold in reliance upon any such rules.

         9. Reinstatement of Interests of Affiliate Debtors

         Subject to the Restructuring Transactions, Interests in the Affiliate Debtors shall be Reinstated in exchange for Reorganized Friedman's agreement to cause the distribution of New Common Stock and other consideration provided for under the Plan to holders of Allowed Claims in accordance with the terms of the Plan.

         10. Cancellation of Existing Securities and Agreements

         On the Effective Date, except as otherwise specifically provided for herein or as otherwise required in connection with any Cure, (a) the Existing Securities and any other note, bond, indenture, or other instrument or document evidencing or creating any indebtedness or obligation of or ownership interest in the Debtors, except such notes or other instruments evidencing indebtedness or obligations of the Debtors that are Reinstated under the Plan, will be cancelled, and (b) the obligations of, Claims against, and/or Interests in the Debtors under, relating, or pertaining to any agreements, indentures, certificates of designation, bylaws, or certificate or articles of incorporation or similar documents governing the Existing Securities and any other note, bond, indenture, or other instrument or document evidencing or creating any indebtedness or obligation of the Debtors, except such notes or other instruments evidencing indebtedness or obligations of the Debtors that are Reinstated under the Plan, as the case may be, will be released and discharged; provided, however, that any agreement that governs the rights of the Claimholder and that is administered by an indenture trustee, an agent, or a servicer (each hereinafter referred to as a "Servicer") will continue in effect solely for purposes of (i) allowing such Servicer to make the distributions to be made on account of such Claims under the Plan as provided in Article IX of the Plan and (ii) permitting such Servicer to maintain any rights or liens it may have for fees, costs, and expenses under such Indenture or other agreement; provided, further, that the preceding proviso will not affect the discharge of Claims against or Interests in the Debtors under the Bankruptcy Code, the Confirmation Order, or the Plan, or result in any expense or liability to the Reorganized Debtors. The Reorganized Debtors will not have any obligations to any Servicer (or to any Disbursing Agent replacing such Servicer) for any fees, costs, or expenses except as expressly provided in
Article 9.5 of the Plan; provided, however, that nothing herein will preclude any Servicer (or any Disbursing Agent replacing such Servicer) from being paid or reimbursed for prepetition or postpetition fees, costs, and expenses from the distributions being made by such Servicer (or any Disbursing Agent replacing such Servicer) pursuant to such agreement in accordance with the provisions set forth therein, all without application to or approval by the Bankruptcy Court.

         11. Plan Investor Contribution

         Pursuant to the terms and conditions of the Investment Agreement, the Plan Investor shall pay to the Debtors Cash in the amount specified in the Investment Agreement to be utilized by the Reorganized Debtors to reduce the outstanding balance of the Exit Financing Facility, to make Cash distributions pursuant to Article V of the Plan, for the Trust Funding Amount, for the Claims Administration Reserve and for general working capital purposes. In satisfaction, settlement, release and discharge of, and in exchange for, (a) the Allowed Lender Claim, as provided by Article 5.1, (b) the Participating Program Vendor Claims, as provided by Article 5.5(a), (c) the DIP Facility Term Claim, as provided by Article 10.1(b), and (d) the foregoing cash contribution, on the Effective Date, the Plan Investor shall receive the Plan Investor Shares.

         12. Post-Effective Date Financing

         For a discussion of the Debtor's exit financing facility, please see
Article VI.J above.

         13. Establishment of Cash Reserve

         On the Effective Date, the Debtors shall fund the Cash Reserve in such amounts as determined by the Debtors as necessary in order to make the required future payments to Administrative Claims, Priority Tax Claims, Other Priority Claims, Non-Participating Program Vendor Claims, and as otherwise provided by this Plan.

         14. Establishment of Claims Administration Reserve

         On the Effective Date, the Debtors shall establish a segregated account and fund the Claims Administration Reserve for the benefit of the administration of Class 5 General Unsecured Claims by the Post-Effective Date Committee.

         15. Preservation of Causes of Action

         In accordance with section 1123(b)(3) of the Bankruptcy Code and except as otherwise provided in the Plan with respect to the Friedman's Creditor Trust, the Reorganized Debtors will retain and may (but are not required to) enforce all Retained Actions. The Debtors or the Reorganized Debtors, in their sole and absolute discretion, will determine whether to bring, settle, release, compromise, or enforce such Retained Actions (or decline to do any of the foregoing), and will not be required to seek further approval of the Bankruptcy Court for such action. The Reorganized Debtors or any successors may pursue such litigation claims in accordance with the best interests of the Reorganized Debtors or any successors holding such rights of action.

         16. Corporate Action

         Each of the matters provided for under the Plan involving the corporate structure of any Debtor or Reorganized Debtor or corporate action to be taken by or required of any Debtor or Reorganized Debtor shall, as of the Effective Date, be deemed to have occurred and be effective as provided herein, and shall be authorized, approved and, to the extent taken prior to the Effective Date, ratified in all respects without any requirement of further action by stockholders, creditors, or directors of any of the Debtors or the Reorganized Debtors, provided, however, that nothing herein shall impair the Debtors' or Plan Investor's rights under the Investment Agreement.

         17. Effectuating Documents; Further Transactions

         Each of the Chief Executive Officer, Chief Financial Officer, and General Counsel of the Debtors, or their respective designees, will be authorized to execute, deliver, file, or record such contracts, instruments, releases, indentures, and other agreements or documents, and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan. The secretary or assistant secretary of the Debtors will be authorized to certify or attest to any of the foregoing actions.

         18. Exemption from Certain Transfer Taxes and Recording Fees

         Pursuant to section 1146(c) of the Bankruptcy Code, any transfers from a Debtor to a Reorganized Debtor or to any other Person or entity pursuant to the Plan, or any agreement regarding the transfer of title to or ownership of any of the Debtors' real or personal property will not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, stamp act, real estate transfer tax, mortgage recording tax, Uniform Commercial Code filing or recording fee, or other similar tax or governmental assessment, and the Confirmation Order will direct the appropriate state or local governmental officials or agents to forego the collection of any such tax or governmental assessment and to accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

D.       Unexpired Leases and Executory Contracts

         1. Assumed and Rejected Leases and Contracts

                  (a)      Intercompany Executory Contracts and Unexpired Leases

         Except as otherwise provided in Article 8.1(a) of the Plan, each Intercompany Executory Contract and Intercompany Unexpired Lease to which the Debtors are a party shall be deemed automatically assumed in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code as of the Effective Date, unless such Intercompany Executory Contract or Intercompany Unexpired Lease (i) shall have been previously rejected by the Debtors by order of the Bankruptcy Court, (ii) is the subject of a motion to reject pending on or before the Effective Date, (iii) is listed on the schedule of rejected Intercompany Executory Contracts and Intercompany Unexpired Leases annexed to the Plan as Exhibit H, or (iv) is otherwise rejected pursuant to the terms of the Plan. Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of such assumptions and rejections pursuant to sections 365 and 1123 of the Bankruptcy Code. Any claim held by any Debtor on account of any Intercompany Executory Contract or Intercompany Unexpired Lease that is assumed pursuant to Article 8.1(a) of the Plan shall either be (a) Reinstated, in full or in part, or (b) discharged and satisfied, in full or in part. At the option of the Debtors or the Reorganized Debtors, each Intercompany Executory Contract and Intercompany Unexpired Lease assumed pursuant to Article 8.1(a) of the Plan shall vest in and be fully enforceable by the applicable Reorganized Debtor in accordance with its terms, except as modified by the provisions of the Plan or any order of the Bankruptcy Court authorizing or providing for its assumption or applicable federal law. The Debtors reserve the right to file a motion on or before the Confirmation Date to assume or reject any Intercompany Executory Contract or Intercompany Unexpired Lease.

                  (b)      Employee-Related Agreements

         Subject to Article 7.7 of the Plan, each Employee-Related Agreement as to which any of the Debtors is a party shall be deemed automatically rejected in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code as of the Effective Date, unless such Employee-Related Agreement (i) shall have been previously assumed by the Debtors by order of the Bankruptcy Court, (ii) is the subject of a motion to assume pending on or before the Effective Date, (iii) is listed on the schedule of assumed Employee-Related Agreements annexed as Exhibit I to the Plan or (iv) is otherwise assumed pursuant to the terms of the Plan. Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of the rejections and assumptions contemplated hereby pursuant to sections 365 and 1123 of the Bankruptcy Code. The Debtors reserve the right to file a motion on or before the Confirmation Date to assume or reject any Employee-Related Agreement.

                  (c)      Other Executory Contracts

         Except as otherwise provided in Article 8.1(c) of the Plan, each Other Executory Contract as to which any of the Debtors is a party (including, but not limited to, (x) any guaranties by any of the Debtors with respect to real estate leases of former subsidiaries and businesses of any of such Debtors and (y) any obligations under leases assigned by the Debtors prior to the Petition Date (or agreements guarantying the payment of rent or performance thereunder)), shall be deemed automatically rejected in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code as of the Effective Date, unless such Other Executory Contract
(i) shall have been previously assumed by the Debtors by order of the Bankruptcy Court, (ii) is the subject of a motion to assume pending on or before the Effective Date, (iii) is listed on the schedule of assumed Other Executory Contracts or Unexpired Leases annexed to the Plan as Exhibit J, or
(iv) is otherwise assumed pursuant to the terms of this Plan. Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of the rejections and assumptions contemplated hereby pursuant to sections 365 and 1123 of the Bankruptcy Code. The Debtors reserve the right to file a motion on or before the Confirmation Date to assume or reject any Other Executory Contract or Unexpired Lease, including any Other Executory Contract or Unexpired Lease on Exhibit J

                  (d)      Other Unexpired Leases

         Except as otherwise provided in Article 8.1(d) of the Plan, each Other Unexpired Lease as to which any of the Debtors is a party (including, but not limited to, (x) guaranties, including any guaranties by any of the Debtors with respect to real estate leases and businesses of any of such Debtors and (y) any obligations under leases assigned by the Debtors prior to the Petition Date (or agreements guarantying the payment of rent or performance thereunder)) shall be deemed automatically assumed in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code as of the Effective Date, unless such Other Unexpired Lease
(i) shall have been previously rejected by the Debtors by order of the Bankruptcy Court, (ii) is the subject of a motion to reject pending on or before the Effective Date, (iii) is listed on the schedule of rejected Other Unexpired Leases annexed to the Plan as Exhibit K, or (iv) is otherwise rejected pursuant to the terms of the Plan. Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of the assumptions contemplated hereby pursuant to sections 365 and 1123 of the Bankruptcy Code as of the Effective Date. Each Other Unexpired Lease assumed pursuant to Article 8.l(d) of the Plan shall vest in and be fully enforceable by the applicable Reorganized Debtor in accordance with its terms, except as modified by the provisions of the Plan, or any order of the Bankruptcy Court authorizing or providing for its assumption or applicable federal law. The Debtors reserve the right to file a motion on or before the Confirmation Date to assume or reject any Other Unexpired Lease, including any Other Unexpired Lease on Exhibit K to the Plan. Any Other Unexpired Leases to be assumed under Article 8.1(d) of the Plan shall be assumed by the particular Debtor that was obligated on such lease as of the Petition Date, without prejudice to the rights of such Debtor thereafter to assign such lease in accordance with applicable law. Notwithstanding anything in this Plan to the contrary, Other Unexpired Leases to be rejected under the Plan shall be identified on Exhibit K to the Plan by the Confirmation Date, provided that the rejection of such unexpired leases shall be effective as of the Effective Date. In the event the Effective Date does not occur, the Court shall retain jurisdiction with respect to any request to extend the deadline for assuming such unexpired leases pursuant to section 365(d)(4) of the Bankruptcy Code.

                  (e)      Real Property Agreements

         Each executory contract and unexpired lease that is assumed and relates to the use, ability to acquire, or occupancy of real property shall include (a) all modifications, amendments, supplements, restatements, or other agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affect such executory contract or unexpired lease and (b) all executory contracts or unexpired leases appurtenant to the premises, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, powers, uses, reciprocal easement agreements, and any other interests in real estate or rights in rem related to such premises, unless any of the foregoing agreements has been rejected pursuant to a Final Order of the Bankruptcy Court or is otherwise rejected as a part of the Plan.

         2. Payments Related to Assumption of Executory Contracts and Leases

         The provisions (if any) of each Intercompany Executory Contract, Intercompany Unexpired Lease, Employee-Related Agreement, Other Executory Contract or Other Unexpired Lease to be assumed under the Plan which are or may be in default shall be satisfied solely by Cure. Any party to an executory contract or unexpired lease that wishes to assert Cure is required as a condition to assumption to file a proposed Cure Claim within 45 days after service of the Confirmation Order and notice of assumption of the contract or lease, as applicable, after which the Debtors shall have 45 days to file any objections thereto. If there is a dispute regarding (a) the nature or amount of any Cure, (b) the ability of any Reorganized Debtor or any assignee to provide "adequate assurance of future performance" (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (c) any other matter pertaining to assumption, the matter shall be set for hearing in the Bankruptcy Court on the next available hearing date, or such other date as may be agreed upon, and Cure shall occur following the entry of a Final Order of the Bankruptcy Court resolving the dispute and approving the assumption or assumption and assignment, as the case may be; provided, however, that if there is a dispute as to the amount of Cure that cannot be resolved consensually among the parties, the Debtors shall have the right to reject the contract or lease for a period of five days after entry of a final order establishing a Cure amount in excess of that provided by the Debtors. If the cure amount is not disputed, the Debtors shall pay the cure claim, if any, to the claimant within 20 days after service of the Cure Claim. Disputed cure amounts that are resolved by agreement or Final Order shall be paid by the Debtors within twenty (20) days of such agreement or Final Order. To the extent the Debtor who is party to the executory contract or unexpired lease is to be merged or liquidated as part of a Restructuring Transaction, the non-Debtor parties to such executory contract or unexpired lease shall, upon assumption as contemplated herein, be deemed to have consented to the assignment of such executory contract or unexpired lease to the Reorganized Debtor that is the surviving entity after such Restructuring Transaction. The provisions (if any) of each Intercompany Executory Contract and Intercompany Unexpired Lease to be assumed under the Plan which are or may be in default shall be satisfied in a manner to be agreed to by the relevant Debtors and/or non-Debtor Affiliates.

         The Debtors believe that cash to be provided by Harbert, the Exit Financing Facility, and the Debtors' operations will be sufficient to meet the Debtors' cure obligations under assumed leases and executory contracts, and that the projections attached in Appendix C provide sufficient evidence of adequate assurance of future performance under assumed contracts and leases.

         3. Rejection Damages Bar Date

         If the rejection by the Debtors (pursuant to the Plan or otherwise) of an Intercompany Executory Contract, Intercompany Unexpired Lease, Employee-Related Agreement, Other Executory Contract or Other Unexpired Lease results in a Claim, then such Claim shall be forever barred and shall not be enforceable against the Debtors, the Reorganized Debtors, the Plan Investor, or such entities' properties unless a proof of claim is filed with the Claims Agent and served upon counsel to the Debtors, the Plan Investor, and the Creditors' Committee within thirty (30) days after service of the earlier of
(a) notice of the Confirmation Order or (b) other notice that the executory contract or unexpired lease has been rejected.

E.       Provisions Governing Distributions

         1. Time of Distributions

         Except as otherwise provided for in the Plan or ordered by the Bankruptcy Court, distributions under the Plan shall be made on a Periodic Distribution Date.

         2. No Interest on Claims or Interests

         Unless otherwise specifically provided for in the Plan or as otherwise required by section 506(b) of The Bankruptcy Code, Confirmation Order, or the DIP Credit Agreement or a postpetition agreement in writing between the Debtors and a Claimholder, postpetition interest shall not accrue or be paid on Claims and no Claimholder shall be entitled to interest accruing on or after the Petition Date on any Claim, right, or Interest. Additionally, and without limiting the foregoing, interest shall not accrue or be paid on any Disputed Claim in respect of the period from the Effective Date to the date a final distribution is made when and if such Disputed Claim becomes an Allowed Claim.

         3. Disbursing Agent

         The Disbursing Agent shall make all distributions required under the Plan except with respect to Lender Claims and any holder of a Claim whose distribution is governed by an agreement and is administered by a Servicer, which distributions shall be deposited with agent or other party under the Credit Agreement or appropriate Servicer, as applicable, who shall deliver such distributions to the holders of Claims in accordance with the provisions of the Plan and the terms of the governing agreement; provided, however, that if any such Servicer is unable to make such distributions, the Disbursing Agent, with the cooperation of such Servicer, shall make such distributions.

         4. Surrender of Securities or Instruments

         On or before the Distribution Date, or as soon as practicable thereafter, each holder of an instrument evidencing a Claim (a "Certificate") shall surrender such Certificate to the Disbursing Agent, or, with respect to indebtedness that is governed by an agreement and administered by a Servicer, the respective Servicer, and such Certificate shall be cancelled solely with respect to the Debtors and such cancellation shall not alter the obligations or rights of any non-Debtor third parties vis-a-vis one another to such instruments; provided, however, that such provision shall not apply to any Claims Reinstated pursuant to the terms of the Plan. No distribution of property under the Plan shall be made to or on behalf of any such holder unless and until such Certificate is received by the Disbursing Agent or the respective Servicer or the unavailability of such Certificate is reasonably established to the satisfaction of the Disbursing Agent or the respective Servicer. Any holder who fails to surrender or cause to be surrendered such Certificate, or fails to execute and deliver an affidavit of loss and indemnity reasonably satisfactory to the Disbursing Agent or the respective Servicer prior to the second anniversary of the Effective Date, shall be deemed to have forfeited all rights and Claims in respect of such Certificate and shall not participate in any distribution under the Plan, and all property in respect of such forfeited distribution, including any dividends or interest attributable thereto, shall revert to the Reorganized Debtors notwithstanding any federal or state escheat laws to the contrary.

         5. Services of Agents and Servicers

         The services, with respect to consummation of the Plan, of Servicers under the relevant agreements that govern the rights of Claimholders shall be as set forth elsewhere in the Plan, and the Reorganized Debtors shall reimburse any Servicer for reasonable and necessary services performed by it (including reasonable attorneys' fees) as contemplated by, and in accordance with, the Plan, without the need for the filing of an application with, or approval by, the Bankruptcy Court.

         6. Claims Administration Responsibility

                  (a)      Reorganized Debtors

         The Reorganized Debtors will retain responsibility for administering, disputing, objecting to, compromising, or otherwise resolving all Claims against the Debtors, other than Class 5 General Unsecured Claims, and making distributions (if any) with respect to all Claims, except as otherwise provided in Article XI of the Plan.

                  (b)      Post-Effective Date Committee

         The Post-Effective Date Committee will be formed on the Effective Date. Its members shall be designated by the Creditors' Committee and filed with the Bankruptcy Court on or before the Exhibit Filing Date, to perform the duties listed in Article 9.6 of the Plan. The Post-Effective Date Committee shall be solely responsible for administering, disputing, objecting to, compromising, or otherwise resolving all Class 5 General Unsecured Claims against the Debtors.

                  (c)      Funding of Post-Effective Date Committee

         The Debtors' and Reorganized Debtors' only funding obligation with respect to the Post-Effective Date Committee shall be to establish a segregated account and fund the Claims Administration Reserve into such account as directed by the Post-Effective Date Committee and pursuant to the Plan. The Post-Effective Date Committee may retain such professionals as it deems necessary to administer, dispute, object to, compromise, or otherwise resolve the Claims against the Debtors. The Reorganized Debtors shall make available to the Post-Effective Date Committee reasonable access during normal business hours, upon reasonable notice, to personnel and books and records of the Reorganized Debtors to enable the Post-Effective Date Committee to perform the Post-Effective Date Committee's tasks under this Plan, and the Debtors and the Reorganized Debtors shall permit the Post-Effective Date Committee reasonable access to information related to the Class 5 General Unsecured Claims that is reasonably requested by the Post-Effective Date Committee; provided, however, that the Reorganized Debtors will not be required to make expenditures in response to such requests determined by them to be unreasonable. The Reorganized Debtors shall not be entitled to compensation or reimbursement (including reimbursement for professional fees) from the Post-Effective Date Committee with respect to fulfilling their obligations as set forth in this Article. The Bankruptcy Court retains jurisdiction to determine the reasonableness of either a request for assistance and/or a related expenditure. Any requests for assistance shall not interfere with the Reorganized Debtors' business operations. Any amount of the Claims Administration Reserve remaining at the conclusion of the Post-Effective Date Committee's duties shall be contributed to the Trust Funding Amount.

                  (d)      Filing of Objections

         Unless otherwise extended by the Bankruptcy Court, any objections to Claims shall be served and filed on or before the Claims Objection Deadline. Notwithstanding any authority to the contrary, an objection to a Claim shall be deemed properly served on the Claimholder if the Debtors, Reorganized Debtors or Post-Effective Date Committee effect service in any of the following manners: (i) in accordance with Federal Rule of Civil Procedure 4, as modified and made applicable by Bankruptcy Rule 7004; (ii) to the extent counsel for a Claimholder or Interestholder is unknown, by first class mail, postage prepaid, on the signatory on the proof of claim or interest or other representative identified on the proof of claim or interest or any attachment thereto; or (iii) by first class mail, postage prepaid, on any counsel that has appeared on the Claimholder's or Interestholder's behalf in the Chapter 11 Cases.

                  (e)      Determination of Claims

         Any Claim determined and liquidated pursuant to (i) an order of the Bankruptcy Court, or (ii) applicable non-bankruptcy law (which determination has not been stayed, reversed or amended and as to which determination (or any revision, modification or amendment thereof) the time to appeal or seek review or rehearing has expired and as to which no appeal or petition for review or rehearing was filed or, if filed, remains pending) shall be deemed an Allowed Claim in such liquidated amount and satisfied in accordance with the Plan (provided that, to the extent a Claim is an Allowed Insured Claim, such Allowed Claim shall be paid from the insurance proceeds available to satisfy such liquidated amount). Nothing contained in Article 9.6 of the Plan shall constitute or be deemed a waiver of any claim, right, or Cause of Action that the Debtors or the Reorganized Debtors may have against any Person in connection with or arising out of any Claim or Claims, including, without limitation, any rights under section 157(b) of title 28 of the United States Code.

         7. Delivery of Distributions

         Distributions to Allowed Claimholders shall be made by the Disbursing Agent or the appropriate Servicer (a) at the addresses set forth on the proofs of claim filed by such Claimholders (or at the last known addresses of such Claimholders if no proof of claim is filed or if the Debtors have been notified in writing of a change of address), (b) at the addresses set forth in any written notices of address changes delivered to the Disbursing Agent after the date of any related proof of claim, (c) at the addresses reflected in the Schedules if no proof of claim has been filed and the Disbursing Agent has not received a written notice of a change of address, or (d) in the case of a Claimholder whose Claim is governed by an agreement and administered by a Servicer, at the addresses contained in the official records of such Servicer. If any Claimholder's distribution is returned as undeliverable, no further distributions to such Claimholder shall be made unless and until the Disbursing Agent or the appropriate Servicer is notified of such Claimholder's then-current address, at which time all missed distributions shall be made to such Claimholder without interest. Amounts in respect of undeliverable distributions shall be returned to the Reorganized Debtors until such distributions are claimed. All funds or other undeliverable distributions returned to the Reorganized Debtors and not claimed within six months of return shall be distributed to the other creditors of the Class of which the creditor to whom the distribution was originally made is a member in accordance with the provisions of the Plan applicable to distributions to that Class. If, at the conclusion of distributions to a particular Class under the Plan, the Reorganized Debtors reasonably determine that any remaining New Common Stock or Cash allocated for such class is immaterial and would thus be too impractical to distribute or would be of no benefit to its respective distributees, any such remaining New Common Stock or Cash will revert to the Reorganized Debtors. Upon such reversion, the claim of any Claimholder or their successors with respect to such property shall be discharged and forever barred notwithstanding any federal or state escheat laws to the contrary

         8. Procedures for Treating and Resolving Disputed and Contingent
            Claims

                  (a)      No Distributions Pending Allowance

         No payments or distributions will be made with respect to all or any portion of a Disputed Claim unless and until all objections to such Disputed Claim have been settled or withdrawn or have been determined by a Final Order, and the Disputed Claim has become an Allowed Claim. All objections to Claims must be filed on or before the Claims Objection Deadline.

                  (b)      Distribution Reserve

         The Debtors and/or the Reorganized Debtors shall establish one or more Distribution Reserves for the purpose of effectuating distributions to holders of Disputed Claims pending the allowance or disallowance of such claims in accordance with this Plan. The Disbursing Agent shall withhold the applicable Distribution Reserves from the property to be distributed to particular classes under the Plan. The Distribution Reserves shall be equal to 100% of the distributions to which holders of Disputed Claims in Classes 3, 4 and 5 would be entitled under this Plan as of such date if such Disputed Claims in Classes 3, 4, and 5 were Allowed Claims in their (a) Face Amount or
(b) estimated amount of such Disputed Claim in Classes 3, 4 and 5 as approved in an order by the Bankruptcy Court pursuant to section 502(c) of the Bankruptcy Code. The Reorganized Debtors may request estimation for any Disputed Claim including, without limitation, any Disputed Claim that is contingent or unliquidated. Nothing in this Plan or the Disclosure Statement shall be deemed to entitle the holder of a Disputed Claim to postpetition interest on such Claim.

                  (c)      Distributions After Allowance

         Payments and distributions from the Distribution Reserve to each respective Claimholder on account of a Disputed Claim, to the extent that it ultimately becomes an Allowed Claim, will be made in accordance with provisions of the Plan that govern distributions to such Claimholder. On the first Periodic Distribution Date following the date when a Disputed Claim becomes undisputed, noncontingent and liquidated, the Disbursing Agent will distribute to the Claimholder any Cash, New Common Stock, or other property, from the Distribution Reserve that would have been distributed on the dates distributions were previously made to Claimholders had such Allowed Claim been an Allowed Claim on such dates. After a Final Order has been entered, or other final resolution has been reached with respect to all Disputed Claims or Interests, any remaining Cash, New Common Stock, or other property in the Distribution Reserve will be distributed Pro Rata to Claimholders in accordance with the other provisions of the Plan. Subject to Article 9.2 of the Plan, all distributions made under such Article of the Plan on account of an Allowed Claim will be made together with any dividends, payments, or other distributions made on account of, as well as any obligations arising from, the distributed property as if such Allowed Claim had been an Allowed Claim on the dates distributions were previously made to Allowed Claimholders included in the applicable class. The Disbursing Agent shall be deemed to have voted any New Common Stock held in the Distribution Reserve in the same proportion as shares previously disbursed by the Disbursing Agent. The Servicers shall be deemed to have voted any New Common Stock held by such Servicer in the same proportion as shares previously disbursed by such Servicers.

                  (d)      De Minimis Distributions

         Neither the Disbursing Agent Trustee nor any Servicer shall have any obligation to make a distribution on account of an Allowed Claim from any Distribution Reserve or otherwise if (i) the aggregate amount of all distributions authorized to be made from such Distribution Reserve or otherwise on the Periodic Distribution Date in question is or has a value less than $250,000, or (ii) if the amount to be distributed to the specific holder of the Allowed Claim on the particular Periodic Distribution Date does not constitute a final distribution to such holder and is or has a value less than $50.00.

         9. Fractional Securities; Fractional Dollars

         Any other provision of the Plan notwithstanding, payments of fractions of shares of New Common Stock will not be made and shall be deemed to be zero. Any other provision of the Plan notwithstanding, neither the Reorganized Debtors nor the Disbursing Agent or Servicer shall be required to make distributions or payments of fractions of dollars. Whenever any payment of a fraction of a dollar under the Plan would otherwise be called for, the actual payment shall reflect a rounding of such fraction to the nearest whole dollar (up or down), with half dollars or less being rounded down.

F.       Allowance and Payment of Certain Administrative Claims

         1. DIP Facility Claims

                  (a)      DIP Facility Revolver Claim

         On the Effective Date, the DIP Facility Revolver Claim shall be allowed in an amount to be agreed upon by the Debtors and the DIP Lenders or as ordered by the Bankruptcy Court with notice to the Creditors' Committee, not less than five (5) Business Days prior to the Effective Date, and all obligations (other than contingent indemnity obligations) of the Debtors under the DIP Facility and with respect to the Plan Investor Claim shall be paid in full in Cash in accordance with the DIP Credit Agreement on the Effective Date; provided, however, that with respect to letters of credit issued under the DIP Facility, such claims may be satisfied in full by the cash collateralization of such letters of credit, or by procuring back-up letters of credit, in each case, on terms reasonably satisfactory to the DIP Agent, or as otherwise agreed to by the DIP Agent.

                  (b)      DIP Facility Term Claim

         On the Effective Date, the DIP Facility Term Claim will be allowed in an amount equal to $25.5 million. Commencing on the Distribution Date, the holder of the DIP Facility Term Claim shall receive, in full satisfaction, settlement, release, and discharge of, and in exchange for, such DIP Facility Term Claim, shares of New Common Stock as specified in the Investment Agreement.

                  (c)      Cancellation of Liens

         Upon compliance with the foregoing clauses (a) and (b), all liens and security interests granted to secure the DIP Facility Revolver Claim and the DIP Facility Term Claim shall be deemed cancelled and shall be of no further force and effect. To the extent that the DIP Lenders or the DIP Agent have filed or recorded publicly any liens and/or security interests to secure the Debtors' obligations under the DIP Facility, the DIP Lenders or the DIP Agent, as the case may be, shall take any commercially reasonable steps requested by the Debtors that are necessary to cancel and/or extinguish such publicly filed liens and/or security interests at the sole cost and expense of the Debtors.

         2. Professional Claims

                  (a)      Final Fee Applications

         All final requests for payment of Professional Claims and requests for reimbursement of expenses of members of the Creditors' Committee must be filed no later than the last day of the second full month after the Effective Date. After notice and a hearing in accordance with the procedures established by the Bankruptcy Code and prior orders of the Bankruptcy Court, the allowed amounts of such Professional Claims, Key Ordinary Course Professional Claims, and expenses shall be determined by the Bankruptcy Court.

                  (b)      Payment of Interim Amounts

         Subject to the Holdback Amount, on the Effective Date, the Debtors or Reorganized Debtors shall pay all amounts owing to Professionals and members of the Creditors' Committee for all outstanding amounts payable relating to prior periods through the Effective Date. In order to receive payment on the Effective Date for unbilled fees and expenses incurred through such date, the Professionals shall estimate fees and expenses due for periods that have not been billed as of the Effective Date and shall deliver such estimate to the Debtors, counsel for the Creditors' Committee, and the United States Trustee. Within forty-five (45) days after the Effective Date, a Professional receiving payment for the estimated period shall submit a detailed invoice covering such period in the manner and providing the detail as set forth in the Professional Fee Order. Should the estimated payment received by any Professional exceed the actual fees and expenses for such period, this excess amount will be credited against the Holdback Amount for such Professional or, if the award of the Holdback Amount for such matter is insufficient, disgorged by such Professional.

                  (c)      Holdback Amount

         On the Effective Date, the Debtors or the Reorganized Debtors shall pay to the Disbursing Agent, in order to fund the Holdback Escrow Account, Cash equal to the aggregate Holdback Amount for all Professionals. The Disbursing Agent shall maintain the Holdback Escrow Account in trust for the Professionals with respect to whom fees have been held back pursuant to the Professional Fee Order. Such funds shall not be considered property of the Debtors, the Reorganized Debtors or the Estates. The remaining amount of Professional Claims owing to the Professionals shall be paid to such Professionals by the Disbursing Agent from the Holdback Escrow Account when such claims are finally allowed by the Bankruptcy Court. When all Professional Claims and Key Ordinary Course Professional Claims have been paid in full, amounts remaining in the Holdback Escrow Account, if any, shall be paid to the Reorganized Debtors.

                  (d)      Other Bankruptcy Court Orders

         The provisions of this Article relating to the payment of professional fees shall not supercede any orders entered by the Bankruptcy Court approving and authorizing payment of any alternative fee arrangement between the Debtors or the Reorganized Debtors and any Professional.

                  (e)      Post-Effective Date Retention

         Upon the Effective Date, any requirement that Professionals comply with sections 327 through 331 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date will terminate, and the Reorganized Debtors will employ and pay Professionals in the ordinary course of business.

         3. Substantial Contribution Compensation and Expenses Bar Date

         Any Person who requests compensation or expense reimbursement for making a substantial contribution in the Chapter 11 Cases pursuant to sections 503(b)(3), (4), and (5) of the Bankruptcy Code must file an application with the clerk of the Bankruptcy Court on or before the forty-fifth (45th) day after the Effective Date (the "503 Deadline"), and serve such application on counsel for the Debtors, the Plan Investors, and the Creditors' Committees and as otherwise required by the Bankruptcy Court and the Bankruptcy Code on or before the 503 Deadline, or be forever barred from seeking such compensation or expense reimbursement.

         4. Other Administrative Claims

         All other requests for payment of an Administrative Claim (other than as set forth in Article 10.1, Article 10.2 or Article 10.3 of the Plan) must be filed, in substantially the form of the Administrative Claim Request Form attached to the Plan as Exhibit L, with the Claims Agent and served on counsel for the Debtors and the Plan Investors no later than forty-five (45) days after the Effective Date. Any request for payment of an Administrative Claim pursuant to Article 10.4 of the Plan that is not timely filed and served shall be disallowed automatically without the need for any objection from the Debtors or the Reorganized Debtors. The Debtors or the Reorganized Debtors may settle an Administrative Claim without further Bankruptcy Court approval. Unless the Debtors or the Reorganized Debtors object to an Administrative Claim by the Claims/Interests Objection Deadline, such Administrative Claim shall be deemed allowed in the amount requested. In the event that the Debtors or the Reorganized Debtors object to an Administrative Claim, the Bankruptcy Court shall determine the allowed amount of such Administrative Claim. Notwithstanding the foregoing, no request for payment of an Administrative Claim need be filed with respect to an Administrative Claim which is paid or payable by the Debtors in the ordinary course of business as a result of retail merchandise or services provided by the trade vendors or service providers which is paid or payable by the Debtors in the ordinary course of business, including, without limitation, in connection with the cash management and letter of credit services being provided by Bank of America, N.A. to various of the Debtors..

G.       Friedman's Creditor Trust

         1. Appointment of Trustee

         The Trustee for the Friedman's Creditor Trust shall be designated by the Creditors' Committee, subject to the approval of the Bankruptcy Court and the consent of the Debtors, which consent shall not be unreasonably withheld. The Trustee shall be independent of the Debtors and the Reorganized Debtors. The Creditors' Committee shall file a notice on a date that is not less than ten (10) days prior to the Confirmation Hearing designating the Person who it has selected as Trustee and seeking approval of such designation. The Person designated as Trustee shall file an affidavit demonstrating that such Person is disinterested as defined by section 101(14) of the Bankruptcy Code. If approved by the Bankruptcy Court, the Person so designated shall become the Trustee on the Effective Date. The Trustee shall have and perform all of the duties, responsibilities, rights and obligations set forth in the Trust Agreement.

         2. Transfer of Trust Assets to the Friedman's Creditor Trust

         On the Effective Date, the Debtors' Estates shall transfer and shall be deemed to have irrevocably transferred to the Friedman's Creditor Trust, for and on behalf of the beneficiaries of the Trust, with no reversionary interest in the Debtors or the Reorganized Debtors, the Trust Assets and the Trust Funding Amount; provided, however, that nothing herein is intended to transfer all or any portion of any Retained Action to the Friedman's Creditor Trust. Upon such transfer, the Debtors, the Debtors' Estates, the Disbursing Agent and the Reorganized Debtors shall have no other further rights or obligations with respect thereto. Notwithstanding the foregoing, the Reorganized Debtors shall make available to the Trustee reasonable access during normal business hours, upon reasonable notice, to personnel and books and records of the Reorganized Debtors to enable the Trustee to perform the Trustee's tasks under the Trust Agreement and the Plan, and the Debtors and the Reorganized Debtors shall permit the Trustee and the Trust Advisory Board reasonable access to information related to the Trust Claims that is reasonably requested by the Trustee, as more specifically set forth in the Trust Agreement; provided, however, that the Reorganized Debtors will not be required to make expenditures in response to such requests determined by them to be unreasonable. The Reorganized Debtors shall not be entitled to compensation or reimbursement (including reimbursement for professional fees) with respect to fulfilling their obligations as set forth in Article XI of the Plan. The Bankruptcy Court retains jurisdiction to determine the reasonableness of either a request for assistance and/or a related expenditure. Any requests for assistance shall not interfere with the Reorganized Debtors' business operations.

         3. The Friedman's Creditor Trust

                  (a)      The Friedman's Trust Agreement

         Without any further action of the directors or shareholders of the Debtors, on the Effective Date, the Trust Agreement, substantially in the form of Exhibit G to the Plan, shall become effective. The Trustee shall accept the Friedman's Creditor Trust and sign the Trust Agreement on the Effective Date and the Friedman's Creditor Trust will then be deemed created and effective.

                  (b)      Interests in and Term of Friedman's Creditor Trust

         Interests in the Friedman's Creditor Trust shall be uncertificated and shall be non- transferable except upon death of the interest holder or by operation of law. Holders of interests in the Friedman's Creditor Trust shall have no voting rights with respect to such interests. The Friedman's Creditor Trust shall have a term of three (3) years from the Effective Date, without prejudice to the rights of the Trust Advisory Board to extend such term conditioned upon the Friedman's Creditor Trust's not then becoming subject to the Exchange Act. The terms of the Trust may be amended by the Trustee or the Debtors to the extent necessary to ensure that the Trust will not become subject to the Exchange Act.

                  (c)      Authority of Trustee

         The Trustee shall have full authority to take any steps necessary to administer the Trust Agreement, including, without limitation, the duty and obligation to liquidate Trust Assets, to make distributions therefrom in accordance with the provisions of the Plan and, if authorized by majority vote of those members of the Trust Advisory Board authorized to vote, to pursue and settle any Trust Claims. Upon such assignment, the Trustee, on behalf of the Friedman's Creditor Trust, will assume and be responsible for all of the Debtors' responsibilities, duties, and obligations with respect to the subject matter of the assignments, and the Debtors, the Disbursing Agent, and the Reorganized Debtors will have no further rights or obligations with respect thereto.

                  (d)      Costs and Expenses

         All costs and expenses associated with the administration of the Friedman's Creditor Trust, including those rights, obligations and duties described in the Plan, shall be the responsibility of and paid by the Friedman's Creditor Trust. Neither the Debtors nor the Reorganized Debtors will have any obligation to fund any costs and/or expenses of the Friedman's Creditor Trust.

                  (e)      Retention of Professionals

         The Trustee may retain such law firms, accounting firms, experts, advisors, consultants, investigators, appraisers, auctioneers or other professionals as it may deem necessary (collectively, the "Trustee Professionals"), in its sole discretion, to aid in the performance of its responsibilities pursuant to the terms of the Plan including, without limitation, the liquidation and distribution of Trust Assets.

                  (f)      Classification of Friedman's Creditor Trust

         For federal income tax purposes, it is intended that the Friedman's Creditor Trust be classified as a liquidating trust under section 301.7701-4 of the Procedure and Administration Regulations and that such trust is owned by its beneficiaries. Accordingly, for federal income tax purposes, it is intended that the beneficiaries be treated as if they had received a distribution of an undivided interest in the Trust Assets and then contributed such interests to the Friedman's Creditor Trust.

                  (g)      Tax Returns

         The Trustee shall be responsible for filing all federal, state and local tax returns for the Friedman's Creditor Trust. The Trustee shall provide holders of interests in the Friedman's Creditor Trust with copies of annual, audited financial statements and tax information, with such copies to be made available on an Internet website to be maintained by the Trustee and notice of which shall be given by the Trustee to such interest holders, unless the Trust Advisory Board determines that maintenance of such website is no longer a cost-effective means of communication of such statements to holders of interests in the Friedman's Creditor Trust.

         4.       The Trust Advisory Board

                  (a)      Membership and Selection

         The Trust Advisory Board shall be comprised of three (3) members which shall be designated by the Creditors' Committee. The Creditors' Committee shall give the Debtors written notice of the identities of such members and file such notice with the Bankruptcy Court on a date that is not less than ten (10) days prior to the Confirmation Hearing; provided, however, that if said Committees fail to file and give such notice, Friedman's shall designate the members of the Trust Advisory Board by announcing their identities at the Confirmation Hearing. The Trustee shall consult regularly with the Trust Advisory Board when carrying out the purpose and intent of the Friedman's Creditor Trust. Members of the Trust Advisory Board shall be entitled to compensation in accordance with the Trust Agreement and to reimbursement of the reasonable and necessary expenses incurred by them in carrying out the purpose of the Trust Advisory Board. Reimbursement of the reasonable and necessary expenses of the members of the Trust Advisory Board and their compensation to the extent provided for in the Trust Agreement shall be payable by the Friedman's Creditor Trust.

                  (b)      Vacancies

         In the case of an inability or unwillingness of any member of the Trust Advisory Board to serve, such member shall be replaced by designation of the remaining members of the Trust Advisory Board. If any position on the Trust Advisory Board remains vacant for more than thirty (30) days, such vacancy shall be filled within fifteen (15) days thereafter by the designation of the Trustee without the requirement of a vote by the other members of the Trust Advisory Board.

                  (c)      Discharge of Duties

         Upon the certification by the Trustee that all Trust Assets have been distributed, abandoned or otherwise disposed of, the members of the Trust Advisory Board shall resign their positions, whereupon they shall be discharged from further duties and responsibilities.

                  (d)      Settlement of Trust Claims

         The Trust Advisory Board shall, by majority vote, approve all settlements of Trust Claims which the Trustee or any member of the Trust Advisory Board may propose, provided, however, that (i) no member of the Trust Advisory Board may cast a vote with respect to any Trust Claim to which it is a party; and (ii) the Trustee may seek Bankruptcy Court approval of a settlement of a Trust Claim if the Trust Advisory Board fails to act on a proposed settlement of such Trust Claim within thirty (30) days of receiving notice of such proposed settlement by the Trustee or as otherwise determined by the Trustee.

                  (e)      Investment of Trust Assets

         The Trust Advisory Board may, by majority vote, authorize the Trustee to invest the corpus of the Trust in prudent investments other than those described in section 345 of the Bankruptcy Code.

                  (f)      Removal or Resignation of Trustee

         The Trust Advisory Board may remove the Trustee in its discretion. In the event the requisite approval is not obtained, the Trustee may be removed by the Bankruptcy Court for cause shown. In the event of the resignation or removal of the Trustee, the Trust Advisory Board shall, by majority vote, designate a person to serve as successor Trustee. The successor Trustee shall file an affidavit demonstrating that such Person is disinterested as defined by section 101(14) of the Bankruptcy Code.

                  (g)      Exculpation

         Notwithstanding anything to the contrary in the Plan, neither the Trust Advisory Board nor any of its members, designees, counsel, financial advisors or any duly designated agent or representatives of any such party shall be liable for the act, default or misconduct of any other member of the Trust Advisory Board, nor shall any member be liable for anything other than such member's own gross negligence or willful misconduct. The Trust Advisory Board may, in connection with the performance of its duties, and in its sole and absolute discretion, consult with its counsel, accountants or other professionals, and shall not be liable for anything done or omitted or suffered to be done in accordance with such advice or opinions. If the Trust Advisory Board determines not to consult with its counsel, accountants or other professionals, it shall not be deemed to impose any liability on the Trust Advisory Board, or its members and/or designees.

                  (h)      Adoption of By-Laws

         The Trust Advisory Board shall govern its proceedings through the adoption of by-laws, which the Trust Advisory Board may adopt by majority vote. No provision of such by-laws shall supersede any express provision of the Plan or the Trust Agreement.

         5. Distributions of Trust Assets

         Distributions of the Trust Recoveries to Claimholders and Interestholders in accordance with their interests in the Friedman's Creditor Trust as set forth in the Plan shall be made at least semi-annually beginning with a calendar quarter that is not later than the end of the second calendar quarter after the Effective Date; provided, however, that the Trustee shall not be required to make any such semiannual distribution in the event that the aggregate proceeds and income available for distribution to such Claimholders and Interestholders is not sufficient, in the Trustee's discretion (after consultation with the Trust Advisory Board) to economically distribute monies. The Trustee will make continuing efforts to prosecute or settle the Trust Claims, make timely distributions, and not unduly prolong the duration of the Friedman's Creditor Trust.

H.       Effect of the Plan on Claims and Interests

         1. Revesting of Assets

         Except as otherwise explicitly provided in the Plan, on the Effective Date, all property comprising the Estates (including Retained Actions, but excluding property that has been abandoned pursuant to an order of the Bankruptcy Court) shall revest in each of the Debtors that owned such property or interest in property as of the Effective Date, free and clear of all Claims, liens, charges, encumbrances, rights and Interests of creditors and equity security holders, provided, however, that (i) the Trust Claims shall be transferred to the Friedman's Creditor Trust pursuant to Article 11.2 of the Plan. As of the Effective Date, the Reorganized Debtors may operate their businesses and use, acquire, and dispose of property and settle and compromise Claims or Interests without supervision of the Bankruptcy Court, free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, other than those restrictions expressly imposed by the Plan and Confirmation Order.

         2. Discharge of Debtors

         Pursuant to section 1141(d) of the Bankruptcy Code, except as otherwise specifically provided in the Plan or in the Confirmation Order, the distributions and rights that are provided in the Plan shall be in complete satisfaction, discharge, and release, effective as of the Confirmation Date (but subject to the occurrence of the Effective Date), of Claims and Causes of Action, whether known or unknown, against, liabilities of, liens on, obligations of, rights against, and Interests in the Debtors or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims, rights, and Interests, including, but not limited to, Claims and Interests that arose before the Confirmation Date, any liability (including withdrawal liability) to the extent such Claims relate to services performed by employees of the Debtors prior to the Petition Date and that arise from a termination of employment or a termination of any employee or retiree benefit program, regardless of whether such termination occurred prior to or after the Confirmation Date, and all debts of the kind specified in sections 502(g), 502(h) or 502(i) of the Bankruptcy Code, in each case whether or not (a) a proof of claim or interest based upon such Claim, debt, right, or Interest is filed or deemed filed under section 501 of the Bankruptcy Code, (b) a Claim or Interest based upon such Claim, debt, right, or Interest is allowed under section 502 of the Bankruptcy Code, or (c) the holder of such a Claim, right, or Interest accepted the Plan. The Confirmation Order shall be a judicial determination of the discharge of all Claims against and Interests in the Debtors, subject to the Effective Date occurring. Notwithstanding anything in the Plan to the contrary, and solely with respect to the United States (which term shall include for purposes of the Plan, all agencies of the United States), the discharge provisions set forth in the Plan shall not operate to expand the Debtors' discharge beyond those established by the Bankruptcy Code unless otherwise agreed to in writing by the United States and the Debtor or the Reorganized Debtors, as the case may be. The discharge provisions set forth in the Plan are not intended, and shall not be construed, to bar the United States from pursuing any police or regulatory action against the Debtors to the extent excepted from the automatic stay provisions of section 362 of the Bankruptcy Code.

         3. Compromises and Settlements

         In accordance with Article 9.6 of the Plan, pursuant to Bankruptcy Rule 9019(a), the Debtors may compromise and settle various (a) Claims against them and (b) Causes of Action that they have against other Persons up to and including the Effective Date, other than Trust Claims. After the Effective Date, such right shall pass to the Reorganized Debtors as contemplated in
Article 12.1 of the Plan, without the need for further approval of the Bankruptcy Court, except as otherwise set forth in the Plan.

         4. Release by Debtors of Certain Parties

         Pursuant to section 1123(b)(3) of the Bankruptcy Code, subject to
Article 12.10 of the Plan, effective as of the Effective Date, each Debtor, in its individual capacity and as a debtor-in-possession for and on behalf of its Estate, shall release and discharge and be deemed to have conclusively, absolutely, unconditionally, irrevocably and forever released and discharged all Released Parties for and from any and all claims or Causes of Action existing as of the Effective Date in any manner arising from, based on or relating to, in whole or in part, the Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor or any Released Party, the restructuring of Claims and Interests prior to or in the Chapter 11 Cases, or any act, omission, occurrence or event in any manner related to any such Claims, Interests, restructuring or the Chapter 11 Cases. The Reorganized Debtors, the Friedman's Creditor Trust, and any newly-formed entities that will be continuing the Debtors' businesses after the Effective Date shall be bound, to the same extent the Debtors are bound, by all of the releases set forth above. Notwithstanding the foregoing, nothing in the Plan shall be deemed to release any of the Debtors or the Plan Investor or their Affiliates from their obligations under the Investment Agreement or the transactions contemplated thereby.

         The term "Released Parties" means, collectively, (i) all officers of each of the Debtors, all members of the boards of directors of each of the Debtors, and all employees of each of the Debtors, in each case in such respective capacities, as of the date of the commencement of the hearing on the Disclosure Statement, other than any such Person who is a named defendant in a Securities Action with respect to conduct occurring prior to May 5, 2004
(ii) the Creditors' Committee and all present and former members of the Creditors' Committee in their respective capacities as such, (iii) the DIP Agent in its capacity as such, (iv) the DIP Agent and theDIP Lenders solely in their capacities as such, (v) the Plan Investor in its capacity as such, (vi) all Professionals, (vii) Bank of America, N.A. to the extent provided in the Bank Group Orders, (viii) Harbert Distressed Investment Master Fund, Ltd. and Jewelry Investors II, LLC, in their capacities as lenders under the Credit Agreement, (ix) CIT Group Business Credit, Inc. and the CIT Group/Commercial Services, Inc. in their capacities as lenders to the Debtors prior to the Petition Date and as a lender under the Exit Financing Facility, and (x) with respect to each of the above-named Persons, such Person's affiliates, principals, employees, agents, officers, directors, financial advisors, attorneys and other professionals, in their capacities as such.

         The Reorganized Debtors, the Friedman's Creditor Trust, and any newly-formed entities that will be continuing the Debtors' businesses after the Effective Date shall be bound, to the same extent the Debtors are bound, by all of the releases set forth above. Notwithstanding the foregoing, nothing in the Plan releases or shall be deemed to release any of the Debtors or the Plan Investor or their Affiliates from their obligations under the Investment Agreement or the transactions contemplated thereby.

         5. Release by Holders of Claims

         Subject to Article 12.10 of the Plan, on the Effective Date, (a) each Person that votes to accept the Plan; (b) to the fullest extent permissible under applicable law, as such law may be extended or interpreted subsequent to the Effective Date, each entity (other than a Debtor) that has held, holds or may hold a Claim, in consideration for the obligations of the Debtors and the Reorganized Debtors under the Plan and the Cash, New Common Stock, and other contracts, instruments, releases, agreements or documents to be delivered in connection with the Plan (each, a "Release Obligor"), shall have conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged each Released Party from any Claim or Cause of Action existing as of the Effective Date arising from, based on or relating to, in whole or in part, the subject matter of, or the transaction or event giving rise to, the Claim of such Release Obligor, and any act, omission, occurrence or event in any manner related to such subject matter, transaction or obligation; provided, however, that (A) Article 12.5 of the Plan is subject to and limited by Article 12.10 of the Plan; (B) Article 12.5 of the Plan shall not release any Released Party from any Cause of Action held by a governmental entity existing as of the Effective Date, based on (i) the Internal Revenue Code or other domestic state, city or municipal tax code, (ii) the environmental laws of the United States or any domestic state, city or municipality, (iii) any criminal laws of the United States or any domestic state, city or municipality, (iv) the Exchange Act, the Securities Act, or other securities laws of the United States or any domestic state, city, or municipality, (v) the Employee Retirement Income Security Act of 1974, as amended, or (vi) the laws and regulations of the Bureau of Customs and Border Protection of the United States Department of Homeland Security; (C) Article 12.5 of the Plan shall not waive, impair or release any Claims or Causes of Action, if any, that any Release Obligor may have against any Released Party arising from Trust Claim, and (D) Article 12.5 of the Plan shall not waive, impair or release any Securities Action, including, without limitation, all Subordinated Securities Claims, or any Claim held by any Interestholder.

         6. Setoffs

         Subject to Article 12.10 of the Plan, the Debtors may, but shall not be required to, set off against any Claim (other than any Claim of the DIP Agent or the DIP Lenders in their capacity as such), and the payments or other distributions to be made pursuant to the Plan in respect of such Claim, claims of any nature whatsoever that the Debtors may have against such Claimholder (other than the DIP Agent of the DIP Lenders in their capacities as such); but neither the failure to do so nor the allowance of any Claim under the Plan shall constitute a waiver or release by the Debtors or the Reorganized Debtors of any such claim that the Debtors or the Reorganized Debtors may have against such Claimholder.

         7. Subordination Rights

         All Claims against the Debtors and all rights and claims between or among Claimholders relating in any manner whatsoever to distributions on account of Claims against or Interests in the Debtors, based upon any claimed subordination rights, whether asserted or unasserted, legal or equitable, shall be deemed satisfied by the distributions under the Plan to Claimholders having such subordination rights, and such subordination rights shall be deemed waived, released, discharged, and terminated as of the Effective Date. Except as otherwise specifically provided for in the Plan, distributions to the various Classes of Claims under the Plan shall not be subject to levy, garnishment, attachment, or like legal process by any Claimholder by reason of any subordination rights or otherwise, so that each Claimholder shall have and receive the benefit of the distributions in the manner set forth in the Plan.

         8. Exculpation and Limitation of Liability

         Subject to Article 12.10 of the Plan, the Debtors, the Reorganized Debtors, the Creditors' Committee, the members of the Creditors' Committee in their capacities as such, the DIP Lenders in their capacities as such, the DIP Agent in its capacity as such, the Plan Investor in its capacities as such, and any of such parties' respective present or former members, officers, directors, employees, advisors, attorneys, representatives, financial advisors, investment bankers, or agents and any of such parties' successors and assigns, shall not have or incur, and are hereby released from, any claim, obligation, Cause of Action, or liability to one another or to any Claimholder or Interestholder, or any other party-in-interest, or any of their respective agents, employees, representatives, financial advisors, attorneys or Affiliates, or any of their successors or assigns, for any act or omission in connection with, relating to, or arising out of the Debtors' Chapter 11 Cases, negotiation and filing of the Plan, filing the Chapter 11 Cases, the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan except for their willful misconduct and gross negligence, and except with respect to obligations arising under confidentiality agreements, joint interest agreements, and protective orders entered during the Chapter 11 Cases, and in all respects shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities under the Plan. Notwithstanding any other provision of the Plan, no Claimholder or Interestholder, or other party in interest, none of their respective agents, employees, representatives, financial advisors, attorneys or affiliates, and no successors or assigns of the foregoing, shall have any right of action against the parties listed in Article 12.8 or Article 12.10 for any act or omission in connection with, relating to or arising out of the Chapter 11 Cases, the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan. For the avoidance of doubt, the exculpatory provisions of this Article, which apply to post-petition conduct, do not apply with respect to any Securities Actions, nor are they intended, nor shall they be construed, to bar any governmental unit from pursuing any police or regulatory action. Moreover, nothing in the Plan shall be deemed to release any of the Debtors or the Plan Investors or their Affiliates from their obligations under the Investment Agreement or the transactions contemplated thereby.

         9. Indemnification Obligations

         The Plan contains provisions concerning the Indemnification Rights of Indemnitees. The term "Indemnitee" means all present and former directors, officers, employees, agents or representatives of the Debtors who are entitled to assert Indemnification Rights. The term "Indemnification Rights" means any obligations of the Debtors to indemnify, reimburse, advance, or contribute to the losses, liabilities or expenses of an Indemnitee pursuant to the Debtor's certificate of incorporation, bylaws, policy of providing employee indemnification, applicable law, or specific agreement in respect of any claims, demands, suits, causes of action or proceedings against an Indemnitee based upon any act or omission related to an Indemnitee's service with, for, or on behalf of the Debtors. The term "Continuing Indemnification Rights" means those Indemnification Rights held by any Indemnitee who is a Released Party and serves as a director, officer or employee (or in any similar capacity) of the Debtors as of the date of the commencement of the hearing on the Disclosure Statement together with any Indemnification Rights held by any Indemnitee on account of events occurring on or after the Petition Date, provided that no Person who is or becomes the subject of a Trust Claim shall have any Continuing Indemnification Rights with respect to such Trust Claim.

         Subject to Article 12.10 of the Plan, in satisfaction and compromise of the Indemnitees' Indemnification Rights: (a) all Indemnification Rights shall be released and discharged on and as of the Effective Date except for Continuing Indemnification Rights (which shall remain in full force and effect to the fullest extent allowed by law or contract on and after the Effective Date and shall not be modified, reduced, discharged, or otherwise affected in any way by the Chapter 11 Cases); (b) the Debtors or the Reorganized Debtors, as the case may be, covenant to purchase and maintain directors' and officers' insurance providing coverage for those Indemnitees currently covered by such policies for a period of six years after the Effective Date, shall maintain tail coverage under policies in existence as of the Effective Date, to the fullest extent permitted by such provisions, in each case insuring such parties in respect of any claims, demands, suits, Causes of Action, or proceedings against such Persons based upon any act or omission related to such Person's service with, for, or on behalf of the Debtors in at least the scope and amount as currently maintained by the Debtors (the "Insurance Coverage") and hereby further indemnify such Indemnitees without Continuing Indemnification Rights solely to pay for any deductible or retention amount that may be payable in connection with any claim covered under either the foregoing Insurance Coverage or any prior similar policy in an aggregate amount not to exceed $250,000; (c) the insurers who issue the Insurance Coverage are authorized to pay any professional fees and expenses incurred in connection with any action relating to any Indemnification Rights and Continuing Indemnification Rights; and (d) the Debtors or the Reorganized Debtors, as the case may be, hereby indemnify Indemnitees with Continuing Indemnification Rights and agree to pay for any deductible or retention amount that may be payable in connection with any claim covered under either the foregoing Insurance Coverage or any prior similar policy.

         10. Exclusions and Limitation on Exculpation, Indemnification, and Releases

         Notwithstanding anything in the Plan to the contrary, no provision of the Plan or the Confirmation Order, including, without limitation, any exculpation, indemnification, or re lease provision, shall modify, indemnify, release, or otherwise limit the liability of (i) any Person who is, or becomes, the subject of a Trust Claim (to the extent, and only to the extent, related to such Trust Claim), or (ii) any Person not specifically released under the Plan, including, without limitation, any Person that is a co-obligor or joint tortfeasor of a Released Party or that is otherwise liable under theories of vicarious or other derivative liability.

         11. Injunction

         Subject to Article 12.10 of the Plan, the satisfaction, release, and discharge provisions of the Plan shall act as an injunction against any Person commencing or continuing any action, employment of process, or act to collect, offset, or recover any Claim, Interest, or Cause of Action satisfied, released, or discharged under the Plan to the fullest extent authorized or provided by the Bankruptcy Code, including, without limitation, to the extent provided for or authorized by sections 524 and 1141 thereof.

                    VIII. CERTAIN FACTORS TO BE CONSIDERED

         The holder of a Claim against a Debtor should read and carefully consider the following factors, as well as the other information set forth in this Disclosure Statement (and the documents delivered together herewith and/or incorporated by reference herein) before deciding whether to vote to accept or to reject the Plan.

A.       General Considerations

         The formulation of a reorganization plan is the principal purpose of a chapter 11 case. The Plan sets forth the means for satisfying the holders of Claims against and Interests in the Debtors. Certain Claims may receive partial distributions pursuant to the Plan, and in some instances, no distributions at all. The recapitalization of the Debtors realizes the going concern value of the Debtors for their Claimholders. Moreover, reorganization of the Debtors' business and operations under the proposed Plan also avoids the potentially adverse impact of a liquidation on the Debtors' employees and many of its customers, trade vendors, suppliers of goods and services, and lessors.

B.       Certain Bankruptcy Considerations

         If the Plan is not confirmed and consummated, there can be no assurance that the Chapter 11 Cases will continue rather than be converted to a liquidation or that any alternative plan of reorganization would be on terms as favorable to the holders of Claims and Interests as the terms of the Plan. If a liquidation or protracted reorganization were to occur, there is a substantial risk that the value of the Debtors' enterprise would be substantially eroded to the detriment of all stakeholders. See Appendix B attached to this Disclosure Statement for a liquidation analysis of the Debtors.

C.       Business Factors and Competitive Conditions

         1. General Economic Conditions

         Friedman's business plan has assumed that the general economic conditions of the United States economy and the retail industry will improve over the next several years. An improvement of economic conditions is subject to many factors outside the Debtors' control, including interest rates, inflation, unemployment rates, consumer spending, war and other such factors. Any one of these or other economic factors could have a significant impact on the operating performance of the Reorganized Debtors. There is no guarantee that economic conditions will improve in the near term.

         2. Business Factors

         The Debtors' operating performance is tied to the Debtors' ability to, among other things (i) accurately anticipate changes in consumer spending and buying patterns and implement appropriate inventory strategies to accommodate those changes, (ii) accurately anticipate marketplace demand for merchandise, as well as the ability of the Reorganized Debtors to offer quality merchandise that keeps up with evolving trends, (iii) acquire desired goods in appropriate quantities and fulfill labor needs at planned costs, (iv) properly monitor inventory mix needs and in-stock levels, (v) successfully implement business strategies and otherwise execute planned changes in various aspects of the business, (vi) attract, motivate and/or retain key executives and employees and (vii) attract and retain customers.

         Any one of the above-referenced factors, many of which may be affected by circumstances outside the Debtors' control, could have an impact on the Reorganized Debtors' operating performance. In addition, should the Reorganized Debtors experience a significant disruption of terms with vendors, margins fail to improve, or the availability of capital is affected, compliance with financial covenants and cash resources could be affected.

         While the Debtors have succeeded in these Chapter 11 Cases in reorganizing their capital structure, they have only begun, and not yet completed, their operational restructuring. The Debtors believe that they will succeed in implementing and executing their operational restructuring for the benefit of all constituencies. However, there are risks that the goals of the Debtors' go-forward business plan and operational restructuring strategy will not be achieved. In such event, the Debtors may be forced to sell all or parts of their business, develop and implement further restructuring plans not contemplated herein, or become subject to further insolvency proceedings.

         Finally, the Debtors' business plan was prepared by the Debtors' present management in consultation with their advisors. As discussed herein, on the Effective Date of the Plan, the Plan Investors will hold substantially all shares of Reorganized Friedman's common stock and will have the right to select four directors of the five member board of directors. The views of the board of Reorganized Friedman's could be different from those of existing management with respect to various business matters.

         3. Competitive Conditions

         In addition to uncertain economic and business conditions, the Reorganized Debtors will likely face competitive pressures and other third party actions, including competition from substitute channels such as mass merchants department stores, home shopping, television and the internet. In addition, because of the highly fragmented nature of the jewelry market and the lack of barriers to entry, the market is susceptible to competition from local speciality stores. The Reorganized Debtors anticipated operating performance will be impacted by these and other unpredictable activities by competitors.

         4. Other Factors

         Other factors that holders of Claims should consider are potential regulatory and legal developments that may impact the Debtors' business. Although these and other such factors are beyond the Debtors' control and cannot be determined in advance, they could have a significant impact on the Reorganized Debtors' operating performance.

D.       Seasonal Nature of Business

         Because of the seasonal nature of the Debtors' business and the retail industry, merchandise sales and cash flows from operations are historically higher in the fourth quarter than any other period. In addition, a disproportionate amount of operating income and cash flows from operations are earned in the fourth quarter. The Debtors' results of operations and cash flows are primarily dependent upon the large sales volume generated during the fourth quarter of the Debtors' fiscal year. In fiscal year 2004, for example, sales during the fourth calendar quarter represented over 45% of total net sales for the fiscal year. Thus, operating performance for the interim periods is not necessarily indicative of operating performance for the entire year.

E.       Inherent Uncertainty of Financial Projections

         The Projections set forth in Appendix C annexed hereto cover the operations of the Reorganized Debtors on a consolidated basis through fiscal year 2008 and are compared to pro forma results for the 2004 calendar year of the Company for comparative purposes. The calendarized 2004 pro forma results are derived from management's preliminary restated but unaudited financial results for the fiscal year ended September 30, 2004, and the fiscal quarter of the fiscal year ending February 28, 2005, all of which remains subject to change. These Projections are based on numerous assumptions including the timing, confirmation, and consummation of the Plan in accordance with its terms, the anticipated future performance of the Reorganized Debtors, general business and economic conditions, and other matters, many of which are beyond the control of the Reorganized Debtors and some or all of which may not materialize. In addition, unanticipated events and circumstances occurring subsequent to the date that this Disclosure Statement is approved by the Bankruptcy Court may affect the actual financial results of the Debtors operations.

         Variations from assumptions in the Disclosure Statement may be material and may adversely affect the ability of the Reorganized Debtors to make payments with respect to post-Effective Date indebtedness and to achieve the Projections. Because the actual results achieved throughout the periods covered by the Projections can be expected to vary from the projected results, the Projections should not be relied upon as a guaranty, representation, or other assurance that the actual results will occur.

         Except with respect to the Projections and except as otherwise specifically and expressly stated herein, this Disclosure Statement does not reflect any events that may occur subsequent to the date hereof and that may have a material impact on the information contained in this Disclosure Statement. Neither the Debtors nor the Reorganized Debtors intend to update the Projections for the purposes hereof; thus, the Projections will not reflect the impact of any subsequent events not already accounted for in the assumptions underlying the Projections.

F.       Access to Financing and Trade Terms

         The Debtors' operations are dependent on the availability and cost of working capital financing and trade terms provided by vendors and may be adversely affected by any shortage or increased cost of such financing and trade vendor support. The Debtors' postpetition operations have been financed from operating cash flow and borrowings pursuant to the DIP Facility. The Debtors believe that substantially all of their needs for funds necessary to consummate the Plan and for post-Effective Date working capital financing will be met by projected operating cash flow, the Exit Financing Facility, and trade terms supplied by vendors. Moreover, if the Debtors or the Reorganized Debtors require working capital and trade financing greater than that provided by projected operating cash flow, the Exit Financing Facility, and trade financing, they may be required either to (a) obtain other sources of financing or (b) curtail their operations.

         Friedman's believes that it is important to its go-forward business plan that its performance meet projected results in order to ensure continued support from vendors and factors. There are risks to Friedman's in the event such support erodes after emergence from Chapter 11 that could be alleviated by remaining in Chapter 11. Chapter 11 affords a debtor such as Friedman's the opportunity to close stores and liquidate assets relatively expeditiously, tools that will not be available to Friedman's upon emergence. However, the Debtors believe that the benefits of emergence from Chapter 11 at this time outweigh the potential costs of remaining in Chapter 11, and that emergence at this time is in the long-term operational best interests of the Company.

G.       Claims Estimations

         There can be no assurance that the estimated Claim amounts set forth herein are correct. The actual Allowed amount of Claims likely will differ in some respect from the estimates. The estimated amounts are subject to certain risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the actual Allowed amount of Claims may vary from those estimated herein.

H.       Potential Dilution Caused by Options or Warrants

         As stated above, the KECP reserves for certain members of the Reorganized Debtors up to 10% of the shares of New Common Stock, including options to acquire such Stock. If options to purchase the New Common Stock are exercised or other equity interests are distributed to management, such equity interests will dilute the ownership percentage represented by the New Common Stock distributed on the Effective Date under the Plan.

I.       Impact of Interest Rates

         Changes in interest rates may affect the fair market value of the Debtors' assets. Specifically, decreases in interest rates will positively impact the value of the Debtors' assets; whereas increases in interest rates will negatively impact the value of the Debtors' assets.

            IX. CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

         TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, CLAIMHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS DISCLOSURE STATEMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY CLAIMHOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON CLAIMHOLDERS UNDER THE INTERNAL REVENUE CODE;
(B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE DEBTORS OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) CLAIMHOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

         A summary description of certain material United States federal income tax consequences of the Plan is provided below. This description is for informational purposes only and, due to a lack of definitive judicial or administrative authority or interpretation, substantial uncertainties exist with respect to various tax consequences of the Plan as discussed herein. Only the principal consequences of the Plan for holders of Claims who are entitled to vote to accept or reject the Plan are described below. No opinion of counsel has been sought or obtained with respect to any tax consequences of the Plan. No rulings or determinations of the Internal Revenue Service ("IRS") or any other tax authorities have been or will be sought or obtained with respect to any tax consequences of the Plan, and the discussion below is not binding upon the IRS or such other authorities. No representations are being made regarding the particular tax consequences of the confirmation or implementation of the Plan as to any holder of a Claim. No assurance can be given that the IRS would not assert, or that a court would not sustain, a different position from any discussed herein.

         The discussion of United States federal income tax consequences below is based on the Internal Revenue Code of 1986, as amended (the "IRC"), the Treasury Regulations promulgated thereunder, judicial authorities, published positions of the IRS, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect).

         The following discussion does not address foreign, state or local tax consequences of the Plan, nor does it purport to address the United States federal income tax consequences of the Plan to special classes of taxpayers (e.g., banks and certain other financial institutions, insurance companies, tax-exempt organizations, holders of Claims who are (or who hold their Claims through) pass-through entities, persons whose functional currency is not the United States dollar, foreign persons, dealers in securities or foreign currency, and persons holding Claims that are a hedge against, or that are hedged against, currency risk or that are part of a straddle, constructive sale or conversion transaction). The following discussion assumes that holders of Claims hold their Claims as capital assets for United States federal income tax purposes. Furthermore, the following discussion does not address United States federal taxes other than income taxes. Each holder of a Claim is strongly urged to consult its own tax advisor regarding the United States federal, state, local and any foreign tax consequences of the transactions described herein or in the Plan.

A.       Certain United States Federal Income Tax Consequences to the Debtors

         1. Cancellation of Indebtedness Income

         Under general United States federal income tax principles, each Debtor will realize cancellation of debt ("COD") income to the extent that its obligation to a Claimholder is discharged pursuant to the Plan for an amount less than the adjusted issue price (in most cases, the amount the Debtors received upon incurring the obligation, with certain adjustments) of such holder's Claim. For this purpose, the amount paid to a Claimholder in discharge of its Claim generally will equal the amount of Cash and the fair market value on the Effective Date of any other property paid to such Claimholder.

         Because the Debtors each will be debtors in a bankruptcy case at the time they realize COD income, they will not be required to include such COD income in their gross income, but rather will be required to reduce certain of their respective tax attributes by the amounts of COD income so excluded. Under the general rules of IRC section 108, the required attribute reduction will be applied to reduce the net operating losses ("NOLs") and NOL carryforwards, to the extent of such NOLs and carryforwards, and certain other tax attributes of the Debtors. IRC section 108(b)(5) permits a corporation in bankruptcy proceedings to elect to apply the required attribute reduction to reduce first the basis of its depreciable property to the extent of such basis, with any excess applied next to reduce its NOLs and NOL carryforwards, and then certain other tax attributes. The Debtors have not yet determined whether they will make the election under IRC section 108(b)(5).

         Although not free from doubt, based on existing authorities, the Debtors believe and plan to take the position that any cancellation of intercompany debt will be treated as a contribution to capital.

         2. Utilization of Net Operating Losses

         Under IRC section 382, whenever there is a more than fifty percent ownership change of a corporation during a three-year testing period, the ability of the corporation to utilize its NOL carryovers and certain subsequently recognized built-in losses and deductions to offset future taxable income may be subject to an annual limitation. The issuance of New Common Stock pursuant to the Plan will constitute an ownership change for purposes of IRC section 382. Because substantial trading occurred in stock of the Debtors during recent periods, including the period since the filing of the petition for relief in the Bankruptcy Court, the Debtors may have already undergone an ownership change.

         Under IRC section 382(l)(6) and the Treasury Regulations promulgated thereunder, the amount of the annual limitation to which the Debtors would be subject should generally be equal to the product of (i) the lesser of the value of the equity of the Reorganized Debtors immediately after the ownership change or the value of the Debtors' consolidated gross assets immediately before such change (with certain adjustments) and (ii) the "long-term tax-exempt rate" in effect for the month of the Effective Date as published in the Internal Revenue Bulletin of the United States Treasury Department.

         If the Debtors have a net unrealized built-in loss at the time of the ownership change, any recognized built-in loss generally during the five-year period following the ownership change is also subject to the annual limitation. Additionally, any amount which is allowable to a Debtor as a deduction during the five-year period but which is attributable to periods before the ownership change date will be treated as a recognized built-in loss for the taxable year for which it is allowable as a deduction. If the amount of the net unrealized built-in loss is not greater than the lesser of ten million dollars or fifteen percent of the fair market value of the Debtors' assets immediately before the ownership change date, then the net unrealized built-in loss of the Debtors is presumed to be zero. The Debtors have not yet determined whether they have a net unrealized built-in loss.

         An exception to the annual limitation under IRC section 382 applies in the case of certain reorganizations under the Bankruptcy Code (the "section 382(1)(5) bankruptcy exception"). The Debtors do not expect the section 382(l)(5) bankruptcy exception to be available to them, in part because of the investment by the Plan Investor.

         3. Alternative Minimum Tax

         A corporation may incur alternative minimum tax liability even in the case that NOL carryovers and other tax attributes are sufficient to eliminate its taxable income as computed under the regular corporate income tax. It is possible that the Debtors may be liable for the alternative minimum tax.

         4. Investment Agreement

         Pursuant to the Investment Agreement, the Plan Investor will contribute cash to the Reorganized Debtors in exchange for New Common Stock of the Reorganized Debtors. The Debtors believe that this transaction should not result in any material United States federal income tax consequences to them.

         5. Ongoing IRS Issues

         The Internal Revenue Service has filed non-duplicative priority claims against the Debtors for corporate income taxes, interest, and certain payroll taxes in the amount of $104,658,853, and general unsecured claims against the Debtors for certain payroll taxes and for penalties on corporate income taxes in the amount of $14,365,918. The Debtors generally do not agree with these claims and anticipate generally contesting such claims vigorously. No assurance can be given as to how a court will rule with respect to such claims. If the Internal Revenue Service prevails in any such contest, in whole or in part, and the Debtors are required to satisfy such claims, recoveries to other Claimholders would be reduced.

B.  Certain United States Federal Income Tax Consequences to Holders of Claims

         The United States federal income tax consequences of the transactions contemplated by the Plan to holders of Allowed Claims generally will be as follows. These consequences (including the character, timing and amount of income, gain or loss recognized) will depend upon, among other things: (1) the manner in which a holder acquired a Claim; (2) the length of time the Claim has been held; (3) the holder's method of tax accounting; (4) whether the Claimholder has taken a bad debt deduction respect to the Claim (or any portion of the Claim) in the current or prior years; and (5) (a) whether the Claim was acquired at a discount, (b) whether the Claimholder has previously included accrued but unpaid interest with respect to the Claim, (c) whether the Claim is an installment obligation for United States federal income tax purposes and (d) whether the Claim constitutes a "security" for United States federal income tax purposes. Therefore, holders of Claims should consult their own tax advisors for information that may be relevant to their particular situations and circumstances and the particular tax consequences to them of the transactions contemplated by the Plan.

         1. Holders of Allowed Lender Claims

         The receipt of New Common Stock in respect of Lender Claims pursuant to the Plan should be treated as a taxable transaction for federal income tax purposes. As a result, a holder of a Lender Claim should, except as described in the next sentence, generally recognize capital gain or loss for federal income tax purposes in an amount equal to the difference between (1) fair market value on the Effective Date of the New Common Stock received in respect of its Lender Claim and (2) such holder's adjusted tax basis in its Lender Claim. A holder should, however, recognize interest income to the extent it receives New Common Stock in respect of accrued interest or accrued market discount that has not already been included in income under the holder's method of tax accounting. A holder of a Lender Claim recognizing a loss as a result of the Plan could be entitled to a bad debt deduction, either in the taxable year of the Effective Date or a prior taxable year. A holder's aggregate tax basis in the New Common Stock received in exchange for Lender Claims should generally be equal to the aggregate fair market value of such New Common Stock on the Effective Date. Any gain or loss should be long-term gain or loss if the holder's holding period for its Participating Program Vendor Claim is more than one year on the Effective Date. The holding period for New Common Stock received pursuant to the Plan would begin on the day following the Effective Date.

         Additionally, a creditor that receives stock in exchange for debt is required, to the extent that gain is recognized upon a subsequent disposition of such stock, to "recapture" as ordinary income any bad debt deductions taken by the creditor with respect to such debt and any ordinary loss claimed by the creditor upon the receipt of the stock in satisfaction of such debt, reduced by any amount included in income upon the receipt of the stock. A holder of Lender Claims may therefore recognize ordinary income, depending on the deductions taken by such holder.

         2. Holders of Allowed Program Vendor Claims

                  (a)      Participating Program Vendor Claims

         The receipt of New Common Stock in respect of Participating Program Vendor Claims pursuant to the Plan should be treated as a taxable transaction for federal income tax purposes. As a result, a holder of a Participating Program Vendor Claim should, except as described in the next sentence, generally recognize capital gain or loss for federal income tax purposes in an amount equal to the difference between (1) fair market value on the Effective Date of the New Common Stock received in respect of its Participating Program Vendor Claim and (2) such holder's adjusted tax basis in its Participating Program Vendor Claim. A holder should, however, recognize interest income to the extent it receives New Common Stock in respect of accrued interest or accrued market discount that has not already been included in income under the holder's method of tax accounting. A holder of a Participating Program Vendor Claim recognizing a loss as a result of the Plan could be entitled to a bad debt deduction, either in the taxable year of the Effective Date or a prior taxable year. A holder's aggregate tax basis in the New Common Stock received in exchange for Participating Program Vendor Claims should generally be equal to the aggregate fair market value of such New Common Stock on the Effective Date. The holding period for New Common Stock received pursuant to the Plan would begin on the day following the Effective Date.

         Additionally, a creditor that receives stock in exchange for debt is required, to the extent that gain is recognized upon a subsequent disposition of such stock, to "recapture" as ordinary income any bad debt deductions taken by the creditor with respect to such debt and any ordinary loss claimed by the creditor upon the receipt of the stock in satisfaction of such debt, reduced by any amount included in income upon the receipt of the stock. A holder of Participating Program Vendor Claims may therefore recognize ordinary income, depending on the deductions taken by such holder.

                  (b)      Non-Participating Program Vendor Claims

         In connection with the Plan, each holder of a Non-Participating Program Vendor Claim will realize gain or loss in an amount equal to the difference, if any, between (x) the fair market value on the Effective Date of any property received by such holder in exchange for its Claim (other than any property received in respect of accrued interest) and (y) the holder's adjusted tax basis in the Claim (other than any portion of the Claim attributable to accrued interest). Each holder of a Non-Participating Program Vendor Claim will recognize ordinary income to the extent it receives property in respect of accrued interest that has not already been included in income under the holder's method of tax accounting.

         3. Holders of Allowed General Unsecured Claims

         In connection with the Plan, each holder of an Allowed General Unsecured Claim will realize gain or loss in an amount equal to the difference, if any, between (x) the fair market value, if any, on the Effective Date of such holder's pro rata share of the Trust Recoveries deemed received in exchange for its Claim (other than any property received in respect of accrued interest) and (y) the holder's adjusted tax basis in the Claim (other than any portion of the Claim attributable to accrued interest). Each holder of an Allowed General Unsecured Claim will recognize ordinary income to the extent it receives property in respect of accrued interest that has not already been included in income under the holder's method of tax accounting.

         4. Allocation of Plan Distributions Between Principal and Interest

         The Plan provides that, to the extent that any Allowed Claim entitled to a distribution under the Plan is composed of indebtedness and accrued but unpaid interest on such indebtedness, such distribution will, to the extent permitted by applicable law, be allocated for United States federal income tax purposes to the principal amount of the Claim first and then, to the extent the consideration exceeds the principal amount of the Claim, to the portion of the Claim representing accrued but unpaid interest. The Company intends to take the position that any distributions made under the Plan with respect to an Allowed Claim will be allocated first to the principal amount of the Claim, with the excess over the principal amount being allocated to accrued but unpaid interest. However, current United States federal income tax law is unclear on this point and no assurance can be given that the IRS will not challenge the Company's position.

         5. Receipt of Distributions after Initial Periodic Distribution Date

         The Plan provides that the Disbursing Agent shall withhold a separate Distribution Reserve from the property to be distributed to holders of Class 5 General Unsecured Claims. In addition to the tax consequences described above under "-- Holders of General Unsecured Claims," the timing and amount of income, gain or loss recognized as a consequence of the distributions provided for by the Plan will depend on, among other things, whether the holder receives multiple distributions pursuant to the Plan and whether the Debtors' or Reorganized Debtors' obligation to make such payments is treated as a new debt obligation for United States federal income tax purposes. It is possible that any loss, or a portion of any gain, realized by a holder of an Allowed General Unsecured Claim may have to be deferred until all of the distributions to such holder have been received.

         A distribution to a holder with respect to its Allowed General Unsecured Claim that is made on a Periodic Distribution Date after the initial Distribution Date (a "Subsequent Distribution") may be treated as a payment under a contract for the sale or exchange of such Claim to which IRC section 483 applies. Under IRC section 483, a portion of the Subsequent Distribution made with respect to the Claim may be treated as interest ("Section 483 Interest") which would be ordinary income to the holder. The amount of Section 483 Interest will equal the excess of the amount of the Subsequent Distribution to which IRC section 483 applies over the present value of such Subsequent Distribution on the Effective Date, calculated using the applicable federal rate as the discount rate. Each holder of an Allowed General Unsecured Claim that receives a Subsequent Distribution must include any Section 483 Interest in income using such holder's regular method of accounting (such amount being taken into account when paid, in the case of a cash method holder, and when fixed, in the case of an accrual method holder). The portion of such Subsequent Distribution made pursuant to a holder's Claim that is not treated as Section 483 Interest will be treated as discussed above under "-- Holders of General Unsecured Claims," as applicable.

         In the event that the holder's right to Subsequent Distributions is treated as a debt instrument for United States federal income tax purposes, the tax treatment would be as described above except that, instead of including interest income at the time of any Subsequent Distribution under IRC section 483, the holder would be required to include currently an amount in income as interest (based on the yield of "comparable" debt instruments) in advance of the receipt of such Subsequent Distribution, regardless of the holder's method of tax accounting.

C.       United States Federal Income Tax Treatment of Distribution Reserve

         Under the IRC, amounts earned by an escrow account, settlement fund or similar fund must be subject to current tax. Although certain Treasury Regulations have been issued, no Treasury Regulations have been promulgated to address the tax treatment of such funds in a bankruptcy context. Accordingly, the proper tax treatment of such funds is uncertain. Depending on the facts and the relevant law, such funds possibly could be treated as grantor trusts, separately taxable trusts or otherwise. The Debtors intend to treat the assets held in the Distribution Reserve as held by a grantor trust with respect to which Reorganized Debtor is the grantor and beneficiary. The Debtors anticipate that any income generated by such assets will be reported on the Debtors' or the Reorganized Debtors' United States federal income tax returns.

D.       United States Federal Income Tax Treatment of Friedman's Creditor Trust

         The Debtors intend that Friedman's Creditor Trust be classified as a liquidating trust under regulations promulgated under the IRC, and that such trust is owned by the Claimholders as beneficiaries according to the Plan to the extent of their Allowed Claims. For federal income tax purposes, it is intended that the holder be treated as if they had received a distribution of an undivided interest in the Trust Assets and then contributed such interests to Friedman's Creditor Trust. The Claimholders will recognize gain or loss on the exchange of the Trust Assets for their Claims and take a fair market value basis in their respective shares of the Trust Assets, as described above under "-- Holders of General Unsecured Claims." The Claimholders who hold Allowed Claims will be subject to tax on the income, if any, earned by the Friedman's Creditor Trust. If such holders' interests in the Trust Assets are subsequently diluted by the allowance of any Disputed Claim, the Claimholders may recognize loss. Similarly, the Claimholders whose Claims are initially Disputed Claims but subsequently become Allowed Claims may recognize gain upon distribution with respect to their interests in the Trust Assets.

E.       Information Reporting and Backup Withholding

         Certain payments, including the distributions or payments in respect of Claims pursuant to the Plan, are generally subject to information reporting by the payor (here, the relevant Debtor or Reorganized Debtor, the Disbursing Agent or the Servicer) to the IRS. Moreover, such reportable payments are subject to backup withholding under certain circumstances. Under the IRC's backup withholding rules, a Claimholder may be subject to backup withholding with respect to distributions or payments made pursuant to the Plan unless the holder (1) comes within certain exempt categories (which generally include corporations) and, when required, demonstrates this fact or (2) provides a correct United States taxpayer identification number and makes certain certifications under penalties of perjury.

         Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a Claimholder's United States federal income tax liability, and such Claimholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS (generally, a United States federal income tax return).

F.       Importance of Obtaining Professional Tax Assistance

         THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN INCOME TAX CONSEQUENCES OF THE PLAN AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING WITH A TAX PROFESSIONAL. THE ABOVE DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. THE TAX CONSEQUENCES ARE IN MANY CASES UNCERTAIN AND MAY VARY DEPENDING ON A CLAIMHOLDER'S PARTICULAR CIRCUMSTANCES. ACCORDINGLY, HOLDERS OF CLAIMS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE UNITED STATES FEDERAL, STATE, AND LOCAL, AND APPLICABLE FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE PLAN.

            X. FEASIBILITY OF THE PLAN AND THE BEST INTERESTS TEST

A.       Feasibility of the Plan

         To confirm the Plan, the Bankruptcy Court must find that confirmation of the Plan is not likely to be followed by the liquidation or the need for further financial reorganization of the Debtors. This requirement is imposed by Section 1129(a)(11) of the Bankruptcy Code and is referred to as the "feasibility" requirement. The Debtors believe that they will be able to timely perform all obligations described in the Plan, and, therefore, that the Plan is feasible.

         To demonstrate the feasibility of the Plan, the Debtors have prepared financial Projections for Fiscal Years 2005 through 2008, as set forth in Appendix C attached to this Disclosure Statement. The Projections indicate that the Reorganized Debtors should have sufficient cash flow to pay and service their debt obligations and to fund their operations. Accordingly, the Debtors believe that the Plan satisfies the feasibility requirement of Section 1129(a)(11) of the Bankruptcy Code. As noted in the Projections, however, the Debtors caution that no representations can be made as to the accuracy of the Projections or as to the Reorganized Debtors' ability to achieve the projected results. Many of the assumptions upon which the Projections are based are subject to uncertainties outside the control of the Debtors. Some assumptions inevitably will not materialize, and events and circumstances occurring after the date on which the Projections were prepared may be different from those assumed or may be unanticipated, and may adversely affect the Debtors' financial results. Therefore, the actual results can be expected to vary from the projected results and the variations may be material and adverse. See
Section VIII, "Certain Factors to Be Considered," for a discussion of certain risk factors that may affect financial feasibility of the Plan.

         THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARD COMPLIANCE WITH THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, THE PRACTICES RECOGNIZED TO BE IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, OR THE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION REGARDING PROJECTIONS. FURTHERMORE, THE PROJECTIONS HAVE NOT BEEN AUDITED BY THE DEBTORS' INDEPENDENT ACCOUNTANTS. ALTHOUGH PRESENTED WITH NUMERICAL SPECIFICITY, THE PROJECTIONS ARE BASED UPON A VARIETY OF ASSUMPTIONS, SOME OF WHICH IN THE PAST HAVE NOT BEEN ACHIEVED AND WHICH MAY NOT BE REALIZED IN THE FUTURE, AND ARE SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE DEBTORS. CONSEQUENTLY, THE PROJECTIONS SHOULD NOT BE REGARDED AS A REPRESENTATION OR WARRANTY BY THE DEBTORS, OR ANY OTHER PERSON, THAT THE PROJECTIONS WILL BE REALIZED. ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE PRESENTED IN THE PROJECTIONS.

         The Debtors otherwise believe that the Plan is feasible because they will have sufficient sources of funds upon emergence from Chapter 11 to pay all costs that must be paid in connection therewith, plus other costs and expenses entitled to be paid in full under the Bankruptcy Code shortly after emergence. Specifically, the Debtors will obtain funds from draws on their exit financing revolver facility and the equity infusion by Harbert under the Investment Agreement in the aggregate amount of approximately $40 million. Uses of cash from these sources include payment of any holders of Non-Participating Program Vendor Claims who elect to receive cash in lieu of New Common Stock under the Plan; reclamation claims; exit financing fees and costs; payments to key employees under the key employee compensation plan previously approved by the Bankruptcy Court; directors' and officers' tail insurance coverage required under the Plan; and fees and expenses of estate professionals. The Debtors estimate the aggregate amount of these costs will be approximately $22 million.

B.       Acceptance of the Plan

         As a condition to confirmation, the Bankruptcy Code requires that each Class of Impaired Claims and Interests vote to accept the Plan, except under certain circumstances. Section 1126(c) of the Bankruptcy Code defines acceptance of a plan by a class of Impaired Claims as acceptance by holders of at least two-thirds in dollar amount and more than one-half in number of Claims in that Class, but for that purpose counts only those who actually vote to accept or to reject the Plan. Thus, a Class of Claims will have voted to accept the Plan only if two-thirds in amount and a majority in number actually voting cast their Ballots in favor of acceptance. Under Section 1126(d) of the Bankruptcy Code, a Class of Interests has accepted the Plan if holders of such Interests holding at least two-thirds in amount actually voting have voted to accept the Plan. Holders of Claims or Interests who fail to vote are not counted as either accepting or rejecting the Plan.

C.       Best Interests Test

         Even if a plan is accepted by each class of holders of claims and interests, the Bankruptcy Code requires a bankruptcy court to determine that the plan is in the "best interests" of all holders of claims and interests that are impaired by the plan and that have not accepted the plan. The "best interests" test, as set forth in Section 1129(a)(7) of the Bankruptcy Code, requires a bankruptcy court to find either that (i) all members of an impaired class of claims or interests have accepted the plan or (ii) the plan will provide a member who has not accepted the plan with a recovery of property of a value, as of the effective date of the plan, that is not less than the amount that such holder would recover if the debtor were liquidated under Chapter 7 of the Bankruptcy Code.

         To calculate the probable distribution to members of each impaired class of holders of claims and interests if the debtor were liquidated under Chapter 7, a bankruptcy court must first determine the aggregate dollar amount that would be generated from the debtor's assets if its Chapter 11 case were converted to a Chapter 7 case under the Bankruptcy Code. This "liquidation value" would consist primarily of the proceeds from a forced sale of the debtor's assets by a Chapter 7 trustee.

         The amount of liquidation value available to unsecured creditors would be reduced by, first, the claims of secured creditors to the extent of the value of their collateral, including the value of goods delivered on consignment to the extent the consignment vendor properly perfected its rights in such goods in accordance with applicable law, and, second, by the costs and expenses of liquidation, as well as by other administrative expenses and costs of both the Chapter 7 case and the Chapter 11 case. As a general matter, a liquidation under Chapter 7 will not affect the rights of letter of credit beneficiaries, including certain sureties who posted bonds that the Debtors purchased for various business, litigation, and other reasons. Costs of liquidation under Chapter 7 of the Bankruptcy Code would include the compensation of a trustee, as well as of counsel and other professionals retained by the trustee, asset disposition expenses, all unpaid expenses incurred by the debtor in its bankruptcy case (such as compensation of attorneys, financial advisors, and restructuring consultants) that are allowed in the Chapter 7 case, litigation costs, and claims arising from the operations of the debtor during the pendency of the bankruptcy case. The liquidation itself would trigger certain priority payments that otherwise would be due in the ordinary course of business. Those priority claims would be paid in full from the liquidation proceeds before the balance would be made available to pay general unsecured claims or to make any distribution in respect of equity interests. The liquidation also would prompt the rejection of a large number of executory contracts and unexpired leases and thereby create a significantly higher number of unsecured claims.

         Once the court ascertains the recoveries in liquidation of secured creditors and priority claimants, it must determine the probable distribution to general unsecured creditors and equity security holders from the remaining available proceeds in liquidation. If such probable distribution has a value greater than the distributions to be received by such creditors and equity security holders under a debtor's plan, then such plan is not in the best interests of creditors and equity security holders.

D.       Estimated Valuation of the Reorganized Debtors

         A copy of the reorganization valuation analysis is attached to this Disclosure Statement as Appendix D.

E. Application of the Best Interests Test to the Liquidation Analysis and the Valuation of the Reorganized Debtors

         A liquidation analysis prepared with respect to the Debtors is attached as Appendix B to this Disclosure Statement. The Debtors believe that any liquidation analysis is speculative. For example, the liquidation analysis necessarily contains an estimate of the amount of Claims which will ultimately become Allowed Claims. In preparing the liquidation analysis, the Debtors have projected the amount of Allowed Claims based upon a review of their scheduled and filed proofs of claim. No order or finding has been entered by the Bankruptcy Court estimating or otherwise fixing the amount of Claims at the projected amounts of Allowed Claims set forth in the liquidation analysis. In preparing the liquidation analysis, the Debtors have projected a range for the amount of Allowed Claims with the low end of the range the lowest reasonable amount of Claims and the high end of the range the highest reasonable amount of the Claims, thus allowing assessment of the most likely range of Chapter 7 liquidation dividends to the holders of the Allowed Claims. The estimate of the amount of Allowed Claims set forth in the liquidation analysis should not be relied on for any other purpose, including, without limitation, any determination of the value of any distribution to be made on account of Allowed Claims under the Plan. In addition, as noted above, the valuation analysis of the Reorganized Debtors also contains numerous estimates and assumptions. For example, the value of the New Common Stock cannot be determined with precision due to the absence of a public market for the New Common Stock.

         Notwithstanding the difficulties in quantifying recoveries to creditors with precision, the Debtors believe that, taking into account the liquidation analysis and the valuation analysis of the Reorganized Debtors, the Plan meets the "best interests" test of Section 1129(a)(7) of the Bankruptcy Code. The Debtors believe that the members of each Impaired Class will receive at least as much under the Plan as they would in a liquidation in a hypothetical chapter 7 case. Creditors will receive a better recovery through the distributions contemplated by the Plan because the continued operation of the Debtors as going concerns rather than a forced liquidation will allow the realization of more value for the Debtors' assets. Moreover, creditors such as the Debtors' employees would retain their jobs and most likely make few if any other claims against the estate. Lastly, in the event of liquidation, the aggregate amount of unsecured claims will no doubt increase significantly (as reflected in the high range estimate), and such claims will be subordinated to priority claims that will be created. For example, employees will file claims for wages and other benefits, some of which will be entitled to priority. Landlords will no doubt file large claims for both unsecured and priority amounts. The resulting increase in both general unsecured and priority claims will decrease percentage recoveries to unsecured creditors of the Debtors. All of these factors lead to the conclusion that recoveries under the Plan would be at least as much, and in many cases significantly greater, than the recoveries available in a Chapter 7 liquidation.

                               XI. CONFIRMATION

A. Confirmation Without Acceptance of All Impaired Classes: The 'Cramdown' Alternative

         Section 1129(b) of the Bankruptcy Code provides that a plan can be confirmed even if it has not been accepted by all impaired classes as long as at least one impaired class of Claims has accepted it. The Court may confirm the Plan at the request of the Debtors notwithstanding the Plan's rejection (or deemed rejection) by impaired Classes as long as the Plan "does not discriminate unfairly" and is "fair and equitable" as to each impaired Class that has not accepted it. A plan does not discriminate unfairly within the meaning of the Bankruptcy Code if a dissenting class is treated equally with respect to other classes of equal rank.

         A plan is fair and equitable as to a class of secured claims that rejects such plan if the plan provides (1)(a) that the holders of claims included in the rejecting class retain the liens securing those claims, whether the property subject to those liens is retained by the debtor or transferred to another entity, to the extent of the allowed amount of such claims, and (b) that each holder of a claim of such class receives on account of that claim deferred cash payments totaling at least the allowed amount of that claim, of a value, as of the effective date of the plan, of at least the value of the holder's interest in the estate's interest in such property; (2) for the sale, subject to Section 363(k) of the Bankruptcy Code, of any property that is subject to the liens securing the claims included in the rejecting class, free and clear of the liens, with the liens to attach to the proceeds of the sale; or (3) for the realization by such holders of the indubitable equivalent of such claims.

         A plan is fair and equitable as to a class of unsecured claims which rejects a plan if the plan provides (1) for each holder of a claim included in the rejecting class to receive or retain on account of that claim property that has a value, as of the effective date of the plan, equal to the allowed amount of such claim; or (2) that the holder of any claim or interest that is junior to the claims of such rejecting class will not receive or retain on account of such junior claim or interest any property at all.

         A plan is fair and equitable as to a class of equity interests that rejects a plan if the plan provides (1) that each holder of an interest included in the rejecting class receive or retain on account of that interest property that has a value, as of the effective date of the plan, equal to the greatest of the allowed amount of any fixed liquidation preference to which such holder is entitled, any fixed redemption price to which such holder is entitled, or the value of such interest; or (2) that the holder of any interest that is junior to the interest of such rejecting class will not receive or retain under the plan on account of such junior interest any property at all.

         The votes of holders of Subordinated Claims and Interests in Friedman's are not being solicited because such holders are not entitled to receive or retain under the Plan any interest in property on account of their Claims and Interests. Such Classes therefore are deemed to have rejected the Plan pursuant to Section 1126(g) of the Bankruptcy Code. Accordingly, the Debtors are seeking confirmation of the Plan pursuant to Section 1129(b) of the Bankruptcy Code with respect to such Classes, and may seek confirmation pursuant thereto as to other Classes if such Classes vote to reject the Plan. Notwithstanding the deemed rejection by such Classes, the Debtors believe that such Classes are being treated fairly and equitably under the Bankruptcy Code. The Debtors therefore believe the Plan may be confirmed despite its deemed rejection by these Classes.

B.       Conditions to Confirmation and/or Consummation of the Plan

         1. Conditions to Confirmation.

         The following are conditions precedent to confirmation of the Plan. These conditions may be satisfied or waived by the Debtors in their sole discretion, without notice to parties in interest or the Court, and without a hearing:

                  (a) The Bankruptcy Court shall have approved by Final Order a Disclosure Statement with respect to the Plan in form and substance acceptable to the Debtors in their sole and absolute discretion.

                  (b) The Confirmation Order shall be in form and substance acceptable to the Debtors, in their sole and absolute discretion.

         2.       Conditions to Effective Date.

         The following are conditions precedent to the occurrence of the Effective Date, each of which may be satisfied or waived in accordance with the Plan:

                  (a) The Reorganized Debtors shall have entered into the New Friedman's Exit Financing Facility and all conditions precedent to the consummation thereof shall have been waived or satisfied in accordance with the terms thereof.

                  (b) All conditions precedent to the funding obligations under the Investment Agreement shall have been satisfied or waived in accordance with the terms thereof and the funding under the Investment Agreement shall have occurred.


                  (c) The 2005 Vendor Trade Terms (as defined in the Participation Order) shall have been satisfied and complied with to the satisfaction of the Debtors.

                  (d) The Bankruptcy Court shall have entered one or more orders approving, and the Debtors shall have funded, Government Settlements of Claims asserted by the Securities and Exchange Commission, and the United States Attorney for the Eastern District of New York.

                  (e) The Bankruptcy Court shall have entered one or more orders (which may include the Confirmation Order) authorizing the assumption and rejection of unexpired leases and executory contracts by the Debtors.

                  (f) The Confirmation Order shall have been entered by the Bankruptcy Court and shall be a Final Order, the Confirmation Date shall have occurred, and no request for revocation of the Confirmation Order under section 1144 of the Bankruptcy Code shall have been made, or, if made, shall remain pending.

                  (g) Each Exhibit, document or agreement to be executed in connection with the Plan shall be in form and substance reasonably acceptable to the Debtors.

C.       Waiver of Conditions to Confirmation and Consummation of the Plan

         The conditions set forth in the Plan may be waived, in whole or in part, by the Debtors, after consultation with the Plan Investor and the Creditors' Committee, without any notice to any other parties in interest or the Bankruptcy Court and without a hearing. The failure to satisfy or waive any condition to the Confirmation Date or the Effective Date may be asserted by the Debtors in their sole discretion regardless of the circumstances giving rise to the failure of such condition to be satisfied (including any action or inaction by the Debtors in their sole discretion). The failure of the Debtors to exercise any of the foregoing rights shall not be deemed a waiver of any other rights, and each such right shall be deemed an ongoing right, which may be asserted at any time.

D.       Retention of Jurisdiction

         Pursuant to Sections 105(a) and 1142 of the Bankruptcy Code, the Bankruptcy Court shall have exclusive jurisdiction of all matters arising out of, and related to, the Chapter 11 Cases and the Plan, including, among others, the following matters:


                  (i) to hear and determine motions for the assumption or rejection of executory contracts or unexpired leases or the assumption and assignment, as the case may be, of executory contracts or unexpired leases to which any of the Debtors are a party or with respect to which any of the Debtors may be liable, and to hear and determine the allowance of Claims resulting therefrom including the amount of Cure, if any, required to be paid;

                  (ii) to adjudicate any and all adversary proceedings, applications, and contested matters that may be commenced or maintained pursuant to the Chapter 11 Cases or the Plan, proceedings to adjudicate the allowance of Disputed Claims and Disputed Interests, and all controversies and issues arising from or relating to any of the foregoing;

                  (iii) to ensure that distributions to Allowed Claimholders and Allowed Interestholders are accomplished as provided herein;

                  (iv) to hear and determine any and all objections to the allowance or estimation of Claims and Interests filed, both before and after the Confirmation Date, including any objections to the classification of any Claim or Interest, and to allow or disallow any Claim or Interest, in whole or in part;

                  (v) to enter and implement such orders as may be appropriate if the Confirmation Order is for any reason stayed, revoked, modified, or vacated;

                  (vi) to issue orders in aid of execution, implementation, or consummation of the Plan;

                  (vii) to consider any modifications of the Plan, to cure any defect or omission, or to reconcile any inconsistency in any order of the Bankruptcy Court, including, without limitation, the Confirmation Order;

                  (viii) to hear and determine all applications for allowance of compensation and reimbursement of Professional Claims under the Plan or under Sections 330, 331, 503(b), 1103, and 1129(a)(4) of the Bankruptcy Code;

                  (ix) to determine requests for the payment of Claims entitled to priority under Section 507(a)(1) of the Bankruptcy Code, including compensation of and reimbursement of expenses of parties entitled thereto;

                  (x) to hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of the Plan, including disputes arising under agreements, documents, or instruments executed in connection with the Plan;

                  (xi) to hear and determine all suits or adversary proceedings to recover assets of the Debtors and property of their Estates, wherever located;

                  (xii) to hear and determine matters concerning state, local, and federal taxes in accordance with Sections 346, 505, and 1146 of the Bankruptcy Code;

                  (xiii) to hear any other matter not inconsistent with the Bankruptcy Code;

                  (xiv) to hear and determine all disputes involving the existence, nature, or scope of the Debtors' discharge, including any dispute relating to any liability arising out of the termination of employment or the termination of any employee or retiree benefit program, regardless of whether such termination occurred prior to or after the Effective Date;

                  (xv) to hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of the Friedman's Creditor Trust and the Trade Vendors' Lien Program;

                  (xvi) to enter a final decree closing the Chapter 11 Cases;

                  (xvii) to enforce all orders previously entered by the Bankruptcy Court; and

                  (xviii) to hear and determine disputes arising in connection with the interpretation, implementation or enforcement of the Friedman's Creditor Trust.

         Notwithstanding anything contained herein to the contrary, the Bankruptcy Court retains exclusive jurisdiction to adjudicate Trust Claims and to hear and determine disputes concerning Retained Actions and Trust Claims and any motions to compromise or settle such disputes, Retained Actions or Trust Claims. Despite the foregoing, if Reorganized Friedman's or the Friedman's Creditor Trust chooses to pursue any Retained Action or Trust Claim (as applicable) in another court of competent jurisdiction, Reorganized Friedman's or the Friedman's Creditor Trust (as applicable) will have authority to bring such action in any other court of competent jurisdiction.

                     XII. ALTERNATIVES TO CONFIRMATION AND
                           CONSUMMATION OF THE PLAN

         The Debtors believe that the Plan affords holders of Claims the potential for the greatest realization on the Debtors' assets and, therefore, is in the best interests of such holders. If the Plan is not confirmed, however, the theoretical alternatives include: (a) continuation of the pending Chapter 11 Cases; (b) an alternative plan or plans of reorganization; or (c) liquidation of the Debtors under Chapter 7 or Chapter 11 of the Bankruptcy Code.

A.       Continuation of the Bankruptcy Case

         If the Debtors remain in Chapter 11, they could continue to operate their businesses and manage their properties as debtors-in-possession, but they would remain subject to the restrictions imposed by the Bankruptcy Code. It is not clear whether the Debtors could survive as a going concern in protracted Chapter 11 Cases. In particular, the Debtors could have difficulty sustaining the high costs and the erosion of market confidence which may be caused if the Debtors remain Chapter 11 debtors-in-possession. And as further discussed in Section VII.I., "Development and Summary of Business Plan," the Debtors believe that they have accomplished the goals that Chapter 11 has allowed them to achieve, and that Friedman's key remaining challenges are operational and therefore do not require that the company remain in Chapter 11.

B.       Alternative Plans of Reorganization

         If the Plan is not confirmed, the Debtors, or, after the expiration of the Debtors' exclusive period in which to propose and solicit a reorganization plan, any other party in interest in the Chapter 11 Cases, could propose a different plan or plans. Such plans might involve either a reorganization and continuation of the Debtors' businesses, or an orderly liquidation of their assets, or a combination of both.

C.       Liquidation Under Chapter 7 or Chapter 11

         If no plan is confirmed, the Debtors' Chapter 11 Cases may be converted to a case under Chapter 7 of the Bankruptcy Code. In a Chapter 7 case, a trustee or trustees would be appointed to liquidate the assets of the Debtors. It is impossible to predict precisely how the proceeds of the liquidation would be distributed to the respective holders of Claims against or Interests in the Debtors.

         However, the Debtors believe that creditors would lose substantially higher going concern value if the Debtors were forced to liquidate. In addition, the Debtors believe that in liquidation under Chapter 7, before creditors received any distribution, additional administrative expenses involved in the appointment of a trustee or trustees and attorneys, accountants and other professionals to assist such trustees would cause a substantial diminution in the value of the Estates. The assets available for distribution to creditors would be reduced by such additional expenses and by Claims, some of which would be entitled to priority, which would arise by reason of the liquidation and from the rejection of leases and other executory contracts in connection with the cessation of operations and the failure to realize the greater going concern value of the Debtors' assets.

         The Debtors may also be liquidated pursuant to a Chapter 11 plan. In a liquidation under Chapter 11, the Debtors' assets could be sold in an orderly fashion over a more extended period of time than in a liquidation under Chapter 7. Thus, a Chapter 11 liquidation might result in larger recoveries than a Chapter 7 liquidation, but the delay in distributions could result in lower present values received and higher administrative costs. Because a trustee is not required in a Chapter 11 case, expenses for professional fees could be lower than in a Chapter 7 case, in which a trustee must be appointed. However, any distribution to the Claimholders under a Chapter 11 liquidation plan probably would be delayed substantially.

         The Debtors' liquidation analysis, prepared with their restructuring advisors, is premised upon a hypothetical liquidation in a Chapter 7 case and is attached as Appendix C to this Disclosure Statement. In the analysis, the Debtors have taken into account the nature, status, and underlying value of their assets, the ultimate realizable value of their assets, and the extent to which such assets are subject to liens and security interests. The likely form of any liquidation would be the sale of individual assets. Based on this analysis, it is likely that a Chapter 7 liquidation of the Debtors' assets would produce less value for distribution to creditors than that recoverable in each instance under the Plan. In the opinion of the Debtors, the recoveries projected to be available in a Chapter 7 liquidation are not likely to afford holders of Claims as great a realization potential as does the Plan.

                           XIII. VOTING REQUIREMENTS

         The Bankruptcy Court approved an order (the "Solicitation Procedures Order"), among other things, approving this Disclosure Statement, setting voting procedures, and scheduling the hearing on confirmation of the Plan. A copy of the Confirmation Hearing Notice is enclosed with this Disclosure Statement. The Confirmation Hearing Notice sets forth in detail, among other things, the voting deadlines and objection deadlines with respect to the Plan. The Confirmation Hearing Notice and the instructions attached to the Ballot should be read in connection with this section of this Disclosure Statement.

         If you have any questions about (i) the procedure for voting your Claim with respect to the packet of materials that you have received, (ii) the amount of your Claim holdings, or (iii) if you wish to obtain, at your own expense, unless otherwise specifically required by Federal Rule of Bankruptcy Procedure 3017(d), an additional copy of the Plan, this Disclosure Statement, or any exhibits to such documents, please contact:

                  Kurtzman Carson Consultants LLC
                  12910 Culver Blvd., Suite I
                  Los Angeles, CA 90066
                  Attn: Friedman's Inc. Balloting
                  Telephone: (866) 381-9100
                  http://www.kccllc.net/friedmans

         The Bankruptcy Court may confirm the Plan only if it determines that the Plan complies with the technical requirements of Chapter 11 of the Bankruptcy Code and that the disclosures by the Debtors concerning the Plan have been adequate and have included information concerning all payments made or promised by the Debtors in connection with the Plan and the Chapter 11 Cases. In addition, the Bankruptcy Court must determine that the Plan has been proposed in good faith and not by any means forbidden by law, and under Federal Rule of Bankruptcy Procedure 3020(b)(2), it may do so without receiving evidence if no objection is timely filed.

         In particular, and as described in more detail above, the Bankruptcy Code requires the Bankruptcy Court to find, among other things, that (a) the Plan has been accepted by the requisite votes of all Classes of impaired Claims and Interests unless approval will be sought under Section 1129(b) of the Bankruptcy Code in spite of the nonacceptance by one or more such Classes,
(b) the Plan is "feasible," which means that there is a reasonable probability that the Debtors will be able to perform their obligations under the Plan and continue to operate their businesses without further financial reorganization or liquidation, and (c) the Plan is in the "best interests" of all Claimholders and Interestholders, which means that such holders will receive at least as much under the Plan as they would receive in a liquidation under chapter 7 of the Bankruptcy Code.

         THE BANKRUPTCY COURT MUST FIND THAT ALL CONDITIONS MENTIONED ABOVE ARE MET BEFORE IT CAN CONFIRM THE PLAN. THUS, EVEN IF ALL THE CLASSES OF IMPAIRED CLAIMS WERE TO ACCEPT THE PLAN BY THE REQUISITE VOTES, THE BANKRUPTCY COURT MUST STILL MAKE AN INDEPENDENT FINDING THAT THE PLAN SATISFIES THESE REQUIREMENTS OF THE BANKRUPTCY CODE, THAT THE PLAN IS FEASIBLE, AND THAT THE PLAN IS IN THE BEST INTERESTS OF THE HOLDERS OF CLAIMS AGAINST AND INTERESTS IN THE DEBTORS.

         UNLESS THE BALLOT BEING FURNISHED IS TIMELY SUBMITTED TO THE VOTING AGENT ON OR PRIOR TO NOVEMBER 10, 2005 AT 8:00 P.M. (PREVAILING EASTERN TIME) TOGETHER WITH ANY OTHER DOCUMENTS REQUIRED BY SUCH BALLOT, THE DEBTORS MAY, IN THEIR SOLE DISCRETION, REJECT SUCH BALLOT AS INVALID AND, THEREFORE, DECLINE TO COUNT IT AS AN ACCEPTANCE OR REJECTION OF THE PLAN. IN NO CASE SHOULD A BALLOT OR ANY OF THE CERTIFICATES BE DELIVERED TO THE DEBTORS OR ANY OF THEIR ADVISORS.

A.       Parties in Interest Entitled to Vote

         Under Section 1124 of the Bankruptcy Code, a class of claims or interests is deemed to be "impaired" under a plan unless (a) the plan leaves unaltered the legal, equitable, and contractual rights to which such claim or interest entitles the holder thereof or (b) notwithstanding any legal right to an accelerated payment of such claim or interest, the plan cures all existing defaults (other than defaults resulting from the occurrence of events of bankruptcy) and reinstates the maturity of such claim or interest as it existed before the default.

         In general, a holder of a claim or interest may vote to accept or to reject a plan if (1) the claim or interest is "allowed," which means generally that no party in interest has objected to such claim or interest, and (2) the claim or interest is impaired by the Plan. If the holder of an impaired claim or impaired interest will not receive any distribution under the plan in respect of such claim or interest, the Bankruptcy Code deems such holder to have rejected the plan. If the claim or interest is not impaired, the Bankruptcy Code deems that the holder of such claim or interest has accepted the plan and the plan proponent need not solicit such holder's vote.

         The holder of a Claim that is Impaired under the Plan is entitled to vote to accept or reject the Plan if (1) the Plan provides a distribution in respect of such Claim and (2) (a) the Claim has been scheduled by the respective Debtor (and such Claim is not scheduled as disputed, contingent, or unliquidated), (b) such Claimholder has timely filed a Proof of Claim as to which no objection has been filed, or (c) such Claimholder has timely filed a motion pursuant to Federal Rule of Bankruptcy Procedure 3018(a) seeking temporary allowance of such Claim for voting purposes only and the Debtor has not opposed the Motion or objected to the Claim, in which case the holder's vote will be counted only upon order of the Court.

         A vote may be disregarded if the Court determines, pursuant to
Section 1126(e) of the Bankruptcy Code, that it was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code. The Solicitation Procedures Order also sets forth assumptions and procedures for tabulating Ballots, including Ballots that are not completed fully or correctly.

B.       Classes Impaired Under the Plan

         1. Voting Impaired Classes of Claims.

         The following Classes are Impaired under, and are entitled to vote to accept or reject, the Plan:

Class 1           (Lender Claims)
Class 4(a)        (Non-Participating Program Vendor Claims)
Class 4(b)        (Participating Program Vendor Claims)
Class 5           (General Unsecured Claims)
Class 6           (AG Claims)

         2. Non-Voting Impaired Classes of Claims and Interests

         Holders of Claims and Interests in Classes 8 and 9 are not entitled to receive any distribution under the Plan on account of their Claims and Interests. Pursuant to Section 1126(g) of the Bankruptcy Code, Classes 8 and 9 are conclusively presumed to have rejected the Plan, and the votes of Claimholders and Interestholders in such Classes therefore will not be solicited.

         3. Unimpaired Classes of Claims.

         Classes 2 and 3 are Unimpaired under the Plan and deemed under
Section 1126(f) of the Bankruptcy Code to have accepted the Plan. Their votes to accept or reject the Plan will not be solicited. Because all Debtors are proponents of the Plan, Class 7 Intercompany Claims are deemed to have accepted the Plan. The votes of holders of such Claims therefore will not be solicited.

                                XIV. CONCLUSION

A.       Hearing on and Objections to Confirmation

         1. Confirmation Hearing.

         The hearing on confirmation of the Plan has been scheduled for November 21-22, 2005 at 10:00 a.m. (prevailing Eastern time). Such hearing may be adjourned from time to time by announcing such adjournment in open court, all without further notice to parties in interest, and the Plan may be modified by the Debtors pursuant to Section 1127 of the Bankruptcy Code prior to, during, or as a result of that hearing, without further notice to parties in interest.

         2. Date Set for Filing Objections to Confirmation of the Plan.

         The time by which all objections to confirmation of the Plan must be filed with the Court and received by the parties listed in the Confirmation Hearing Notice has been set for November 10, 2005, at 4:00 p.m. (prevailing Eastern time). A copy of the Confirmation Hearing Notice is enclosed with this Disclosure Statement.

B.       Recommendation

         The Plan provides for an equitable and early distribution to creditors of the Debtors, preserves the value of the business as a going concern, and preserves the jobs of employees. The Debtors believe that any alternative to confirmation of the Plan, such as liquidation or attempts by another party in interest to file a plan, could result in significant delays, litigation, and costs, as well as the loss of jobs by the employees. Moreover, the Debtors believe that their creditors will receive greater and earlier recoveries under the Plan than those that would be achieved in liquidation or under an alternative plan. FOR THESE REASONS, THE DEBTORS AND THE CREDITORS' COMMITTEE URGE YOU TO RETURN YOUR BALLOT ACCEPTING THE PLAN.

Dated:   Savannah, Georgia
         September 19, 2005
                                     Respectfully submitted,

                                     FRIEDMAN'S INC. AND THE
                                     DEBTOR AFFILIATES



                                     By: /s/ Sam Cusano
                                         ---------------------------------------
                                     Sam Cusano
                                     Chief Executive Officer of Friedman's Inc.
                                     and authorized signatory for each of the
                                     other Debtors


John Wm. Butler, Jr.
George N. Panagakis
Mark A. McDermott
SKADDEN, ARPS, SLATE, MEAGHER
   & FLOM LLP
333 West Wacker Drive, Suite 2100
Chicago, Illinois 60606-1285
(312) 407-0700

and

Kathleen Horne
Matthew E. Mills
INGLESBY, FALLIGANT, HORNE,
  COURINGTON & CHISHOLM,
  A Professional Corporation
17 West McDonough Street, P.O. Box 1368
Savannah, Georgia 31402-1368
(912) 232-7000

                                  APPENDIX A

                 FIRST AMENDED JOINT PLAN OF REORGANIZATION OF
                   FRIEDMAN'S CORPORATION AND CERTAIN OF ITS
        SUBSIDIARIES AND AFFILIATES, DEBTORS AND DEBTORS-IN-POSSESSION

                                  APPENDIX B

                             LIQUIDATION ANALYSIS

                                  APPENDIX C

                        PRO FORMA FINANCIAL PROJECTIONS

                                  APPENDIX D

                       REORGANIZATION VALUATION ANALYSIS